Exhibit 99.1

BARRICK

Barrick Gold Corporation

Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, ON M5J 2S1

Annual Information Form

For the year ended December 31, 2016 Dated as of March 24, 2017

BARRICK GOLD CORPORATION
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL TERMS	1

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	6

FORWARD-LOOKING INFORMATION	7

SCIENTIFIC AND TECHNICAL INFORMATION	9

GENERAL INFORMATION	9

Organizational Structure	9
Subsidiaries	10
Areas of Interest	12
General Development of the Business	12
History	12
Strategy	12
Results of Operations in 2016	14

NARRATIVE DESCRIPTION OF THE BUSINESS	18

Production	18
Reportable Operating Segments	18
Cortez	19
Goldstrike	19
Pueblo Viejo (60% basis)	20
Lagunas Norte	21
Veladero	21
Turquoise Ridge (75% basis)	22
Acacia Mining plc (63.9% basis)	23
Pascua-Lama Project	25
Mineral Reserves and Mineral Resources	25
Marketing and Distribution	35
Employees and Labor Relations	36
Competition	37
Corporate Social Responsibility	37
Operations in Emerging Markets: Corporate Governance and Internal Controls	38
Board and Management Experience and Oversight	39
Communications	39
Internal Controls and Cash Management Practices	40
Managing Cultural Differences	41
Books and Records	41

MATERIAL PROPERTIES	41

Cortez Property	41
Goldstrike Property	48

- i -

Pueblo Viejo Mine	54
Lagunas Norte Mine	61
Veladero Mine	68

EXPLORATION AND EVALUATIONS	75

ENVIRONMENT	79

LEGAL MATTERS	82

Government Controls and Regulations	82
Legal Proceedings	84

RISK FACTORS	92

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	109

CONSOLIDATED FINANCIAL STATEMENTS	109

CAPITAL STRUCTURE	109

RATINGS	112

MARKET FOR SECURITIES	114

MATERIAL CONTRACTS	115

TRANSFER AGENTS AND REGISTRARS	117

DIVIDEND POLICY	117

DIRECTORS AND OFFICERS OF THE COMPANY	118

AUDIT COMMITTEE	129

Audit Committee Mandate	129
Composition of the Audit Committee	129
Relevant Education and Experience	129
Participation on Other Audit Committees	130
Audit Committee Pre-Approval Policies and Procedures	130
External Auditor Service Fees	130

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	131

NON-GAAP FINANCIAL MEASURES	132

INTERESTS OF EXPERTS	144

ADDITIONAL INFORMATION	144

- ii -

SCHEDULE “A” AUDIT COMMITTEE MANDATE	A-1

- iii -

GLOSSARY OF TECHNICAL TERMS

Assay

A chemical analysis to determine the amount or proportion of the element of interest contained within a sample, typically base metals or precious metals.

Autoclave

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulfide mineralization into amenable oxide ore.

By-product

A payable secondary metal or mineral product that is recovered along with the primary metal or mineral product during the concentration process.

Carbonaceous

Naturally occurring carbon present in the ore from the decay of organic material which can result in an inadvertent loss of precious metals during the cyanidation process.

Carbon-in-leach (CIL)

A recovery process in which precious metals are dissolved from finely ground ore during cyanidation and simultaneously adsorbed on relatively coarse activated carbon (burnt coconut shell) granules. The loaded carbon particles are separated from the slurry and recycled in the process following precious metal removal and reactivation through chemical and thermal means.

Carbon-in-column (CIC)

A method of recovering gold and silver from solution following cyanidation in the process by adsorption of the precious metals onto prepared carbon (burnt coconut shell).

Concentrate

A product from a mineral processing facility such as gravity separation or flotation in which the valuable constituents have been upgraded and unwanted gangue materials rejected as waste.

Contained ounces

A measure of in-situ or contained metal based on an estimate of tonnage and grade.

Crushing

A unit operation that reduces the size of material delivered as Run of Mine Ore for further processing.

Cut-and-fill

A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

Cut-off grade

A calculated minimum metal grade at which material can be mined and processed at break-even cost.

Development

Work carried out for the purpose of preparing a mineral deposit for production. In an underground mine, development includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/or waste rock.

Dilution

The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

Doré

Composite gold and silver bullion usually consisting of approximately 90% precious metals that will be further refined to separate pure metals.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: the collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process which concentrates minerals by taking advantage of specific surface properties and applying chemicals such as collectors, depressants, modifiers and frothers in the presence of water and finely dispersed air bubbles.

Grade

The concentration of an element of interest expressed as relative mass units (percentage, parts per million, ounces per ton, grams per tonne, etc.).

Grinding (Milling)

Involves the size reduction of material fed to a process plant though abrasion or attrition to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby precious or base metals are extracted from stacked material placed on top of an impermeable plastic liner and after applying leach solutions which dissolve and transport values for recovery in the process plant.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be back filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve

The economically mineable portion of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable portion of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mining claim

A footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed in an excavation from surface.

Ore

Material containing metallic or non-metallic minerals which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the host rock or original mineralization has been oxidized.

Qualified Person

See “Scientific and Technical Information.”

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from a molten metal.

Refractory material

Mineralized material from which metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulfide encapsulation of the metal or the presence of naturally occurring carbon or other constituents that reduce gold recovery.

Roasting

The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after processing.

Tailings storage facility

An area constructed for long term storage of material that remains after processing.

Tons

Short tons (2,000 pounds or approximately 907 kilograms).

Tonnes

Metric tonnes (1,000 kilograms or approximately 2,205 pounds).

Underhand cut-and-fill

A cut-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. References to “ARS” are to Argentinean pesos. For Canadian dollars to U.S. dollars, the average exchange rate for 2016 and the exchange rate as at December 31, 2016 were one Canadian dollar per 0.76 and 0.74 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2016 and the exchange rate as at December 31, 2016 were one Australian dollar per 0.74 and 0.72 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2016 and the exchange rate as at December 31, 2016 were one U.S. dollar per 676 and 671 Chilean pesos, respectively. For Argentinean pesos to U.S. dollars, the average exchange rate for 2016 and the exchange rate as at December 31, 2016 were one U.S. dollar per 14.78 and 15.87 Argentinean pesos, respectively.

For the year ended December 31, 2016 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2016 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2016 in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve (see Note 9 of “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables” in “Narrative Description of the Business - Mineral Reserves and Mineral Resources”). Accordingly, for U.S. reporting purposes, as of December 31, 2016, approximately 1.9 million ounces of proven and probable gold reserves at Barrick’s Cortez property are classified as mineralized material. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.

Barrick uses certain non-GAAP financial performance measures in its financial reports. For a description and reconciliation of each of these measures, please see pages 71 to 85 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2016 contained in Barrick’s 2016 Annual Report (the “MD&A”). See also “Non-GAAP Financial Measures” at pages 132 to 144 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements.” All statements, other than statements of historical fact, are forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “aim,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “can,” “could,” “should,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions related to the factors set forth below that, while considered reasonable by Barrick as at the date of this Annual Information Form in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity);

•	changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies, and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom or Barbados or other countries in which Barrick does or may carry on business in the future;

•	failure to comply with environmental and health and safety laws and regulations;

•	timing of receipt of, or failure to comply with, necessary permits and approvals;

•	increased costs and physical risks, including extreme weather events and resource shortage, related to climate change;

•	diminishing quantities or grades of reserves;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	risks associated with the implementation of Barrick’s digital transformation initiative, and the ability of the projects under this initiative to meet Barrick’s capital allocation objectives;

•	risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact;

•	uncertainty whether some or all of the Best-in-Class initiatives and targeted investments will meet the Company’s capital allocation objectives;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•	adverse changes in the Company’s credit ratings;

•	the impact of inflation;

•	risks associated with working with partners in jointly controlled assets;

•	operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, and disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	damage to Barrick’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to Barrick’s handling of environmental matters or dealings with community groups, whether true or not;

•	the speculative nature of mineral exploration and development;

•	changes in mineral production performance, exploitation and exploration successes;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean, Argentinean and Dominican pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian shilling and Papua New Guinean kina versus the U.S. dollar);

•	changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	litigation;

•	contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

•	business opportunities that may be presented to, or pursued by, the Company;

•	the Company’s ability to successfully integrate acquisitions or complete divestitures;

•	employee relations, including loss of key employees;

•	availability and increased costs associated with mining inputs and labor; and

•	the organization of Barrick’s previously held African gold operations and properties under a separate listed company.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business - Mineral Reserves and Mineral Resources” and “Risk Factors” and to the MD&A (which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Information Form.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities regulatory authorities and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by, Rick Sims, Senior Director, Resources and Reserves of Barrick, Steven Haggarty, Senior Director, Metallurgy of Barrick or Patrick Garretson, Senior Director, Life of Mine Planning of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Executive Vice President, Exploration and Growth of Barrick.

Each of Messrs. Sims, Haggarty, Garretson and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Sims, Haggarty, Garretson and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of any outstanding class of securities of Barrick’s associates or affiliates.

GENERAL INFORMATION

Organizational Structure

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006. In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Barrick’s business is organized into operating segments for financial reporting purposes, comprising 13 individual mine sites, one publicly traded company (Acacia Mining plc) and one project (Pascua-Lama). Barrick’s reportable operating segments are Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte, Veladero, Turquoise Ridge, Acacia and Pascua-Lama. In 2016, the Company removed the following non-core properties from its reportable operating segments: Porgera, Kalgoorlie, Zaldívar and Lumwana. For financial reporting purposes, these non-core properties, together with the Company’s remaining operating segments that are not reportable operating segments, are grouped into an “other” category and are not reported on individually. The material properties presented in this Annual Information Form are: Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte and Veladero. Starting with the first quarter of 2017, Cortez and Goldstrike will be combined into one reportable operating segment, Barrick Nevada (see “Narrative Description of the Business - Reportable Operating Segments”).

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 20, 2017 and their respective locations or jurisdictions of incorporation, as applicable, is set out below. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (Ontario)
53.49%(1)
50%
BGC Holdings Ltd. (Cayman Islands)
Sutton Resources Ltd. (British Columbia)
PDG Sona (Cayman) Limited (Cayman Islands)
PDG Aurora LLC (Cayman Islands)
ABX Financeco Inc. (Delaware)
Barrick North America Holding Corporation (Nevada)
Equinox Minerals Limited (Ontario)
Atacama Copper Pty Limited (New South Wales)
Placer International Finance Inc. (Barbados)
Arizona Star Resource (Bermuda) Ltd. (Cayman Islands)
Barrick Holdings International Ltd. (Cayman Islands)
Romanex International Limited (British Columbia)
11.03%
Acacia Mining plc (United Kingdom)
9.11%
Aurum Insurance Company Inc. (Barbados)
Barrick Gold Exploration Inc. (Delaware)
Barrick Turquoise Ridge Inc. (Delaware)
Barrick Gold U.S. Inc. (California)
Barrick Resources Pty Limited (New South Wales)
Barrick (PD) Australia Pty Limited (New South Wales)
Tethyan Copper Company Pty Limited (Western Australia)
75%
AC 40689 Ltd. (Cayman Islands)
43.60%
Barrick International (Barbados) Corp. (Barbados)
16.67%
Kabanga Holdings Limited (Cayman Islands)
BUK HoldCo Limited (United Kingdom)
PDG (Barbados) Limited (Cayman Islands)
Barrick Goldstrike Mines Inc. (Colorado)
75%
Turquoise Ridge Mine (United States)
50%
Donlin Gold LLC (Delaware)
Barrick Copper Overseas Pty Limited (Western Australia)
50%
Barrick (Niugini) Limited (Papua New Guinea)
Tethyan Copper Company Pakistan (Private) Limited (Pakistan)
Inversiones Arizona Star Chile Limitada (Chile)
Placer B-C Limited (Cayman Islands)
60%
40%
Kabanga Nickel Company Limited (Tanzania)
East African Gold Mines Pty Limited (Australian Capital Territory)
Goldstrike Property (United States)
Barrick Gold Finance Inc. (Delaware)
Donlin Gold Project (Alaska)
Barrick African Copper Pty Limited (Western Australia)
95%
Porgera Mine (Papua New Guinea)
75%
Reko Diq Project (Pakistan)
42.35%
43.54%
98.47%(1)%
99.999992%(1)
40%
99.998%(1)
Compania Minera Casale (Chile)
Zaldivar Chile Inc. (Cayman Islands)
Kabanga Project (Tanzania)
North Mara Gold Mine Limited (Tanzania)
Barrick Holding Co. (California)
96.36%
Barrick (HMC) Mining Company (Delaware)
3.64%
Cortez Property (United States)
60%
Barrick Cortez Inc. (Delaware)
Lumwana Mining Company Limited (Zambia)
85.376%(1)
46.2%
Cerro Casale Project (Chile)
Compania Minera Zaldivar Limitada (Chile)
60%
40%
Kagera Mining Company Limited (Tanzania)
North Mara Mine (Tanzania)
Argentina Gold Corp (Canada)
Homestake Mining Company of California (California)
53.8%
Barrick (Australia Pacific Holdings) Pty Ltd (Northern Territory)
Golden Sunlight Mines, Inc. (California)
Lumwana Mine (Zambia)
50%
Compania Minera Zaldivar SpA (Chile)
90.34%(1)
Dominicana Holdings Inc. (Barbados)
60%
Kagera Project (Tanzania)
KMCL Holdings Ltd. (Cayman Islands)
Argentina Gold (Bermuda) I Ltd. (Cayman Islands)
Barrick Gold Finance Company (Nova Scotia)
Barrick Administration Company Pty Ltd (Victoria)
Golden Sunlight Mine (United States)
Barrick Middle East Pty Limited (Queensland)
Zaldivar Mine (Chile)
99.9828%(1)
55%(1)
87.83%(1)
50%
Pueblo Viejo Dominicana Corporation (Barbados)
Barrick Holdings (Cayman Islands)
Bulyanhulu Gold Mine Limited (Tanzania)
Barrick Cayman (V) Ltd. (Cayman Islands)
Barrick Gold Inc. (Ontario)
Barrick (Australia Pacific) Pty Limited (South Australia)
Ma'aden Barrick Copper Company Limited (Saudi Arabia)
14.623%(1)
99.9999%(1)
50%
Inversiones Barrick Conosur Limitada (Chile)
Pueblo Viejo Mine (Dominican Republic)
99.99%(1)
South American Mineral Ventures Limited (Cayman Islands)
Bulyanhulu Mine (Tanzania)
Argentina Gold (Bermuda) II Ltd. (Cayman Islands)
Hemlo Property (Canada)
Kalgoorlie Mine (Australia)
Jabal Sayid Project (Saudi Arabia)
98.23%(1)
97.8%(1)
Minera Barrick Misquichilca S.A. (Peru)
1816962 Ontario Inc. (Ontario)
Minera Argentina Gold SRL (Argentina)
Lagunas Norte Mine (Peru)
Pangea Goldfields Inc. (Ontario)
Veladero Mine (Argentina)
4.9505%
1051694 Ontario Inc. (Ontario)
94.0599%
Pangea Minerals Limited (Tanzania)
Pierina Mine(2) (Peru)
Buzwagi Mine (Tanzania)
Barrick Exploraciones Argentina S.A. (Argentina)
Compania Minera San Jose, Inc. (Cayman Islands)
99%(1)
Pascua-Lama Project (Chile/Argentina)
Compania Minera Nevada SpA (Chile)

(1) Wholly-owned, directly or indirectly, by Barrick Gold Corporation.

(2) in closure

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 20, 2017, including those mines held through Barrick’s equity interest in Acacia Mining plc (“Acacia”), is set out at the end of this “General Information” section.

General Development of the Business

History

Barrick entered the gold mining business in 1983 and is a leading international gold company. The Company has interests in operating mines or projects in Canada, the United States, the Dominican Republic, Peru, Chile, Argentina, Tanzania, Zambia, Australia, Papua New Guinea and Saudi Arabia. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents.

Strategy

Barrick’s strategy is focused on growing free cash flow per share over the long term by maintaining and growing margins, which are increasingly driven by innovation and digital transformation; managing its portfolio and allocating capital with discipline and rigor; and leveraging the Company’s distinctive partnership culture as a competitive advantage.

Capital allocation decisions are evaluated against the Company’s 15% hurdle rate. As part of this strategy, the Company’s capital allocation options, including returns to shareholders, organic investment, acquisitions, and other expenditures are ranked and prioritized against Barrick’s key objectives, including generating returns to shareholders, reducing costs, strengthening Barrick’s balance sheet, optimizing Barrick’s asset portfolio by divesting assets that do not meet the Company’s return criteria and investing in assets that do, and reducing geopolitical risk. Barrick intends to reduce its total debt by $2.9 billion, to $5 billion, by the end of 2018, half of which is targeted to be reduced in 2017, which it expects to achieve by using cash flow from operations, selling additional assets, and creating new joint ventures and partnerships.

Through its Best-in-Class approach, Barrick pursues attractive margins by continuously improving the productivity and efficiency of existing systems and operations. The Company simultaneously pursues step changes in performance by re-designing those systems and introducing new technologies.

In 2016, Barrick announced a new partnership with Cisco to drive Barrick’s digital transformation. Working with Cisco and other technology partners, Barrick has begun to develop its flagship digital operation at the Cortez mine in Nevada, embedding digital technology throughout the mine. This transformation is intended to improve not only productivity and efficiency, but also environmental and safety performance, which will allow Barrick to build and maintain greater trust with communities, governments, non-governmental organizations, and other partners. In 2017, Barrick intends to expand digital solutions to other Barrick operations, starting at Veladero, with a focus on digital environmental management systems. For additional information regarding Barrick’s Best-in-Class initiatives, see “Narrative Description of the Business – Reportable Operating Segments.”

Through a combination of acquisitions and its exploration program, Barrick has several projects at varying stages of development. The Company has completed a feasibility study at the Turquoise Ridge mine and is advancing feasibility studies on three other projects that have the potential to replace or accelerate gold production, one at each of the Cortez property, Goldrush project and Lagunas Norte mine. In 2017, Barrick initiated a prefeasibility study to evaluate the construction of an underground mine at the Pascua-Lama project. Barrick also expects to complete a scoping study at the Alturas project in Chile in 2017. All of Barrick’s projects are evaluated against the Company’s 15% hurdle rate, using a long-term gold price of $1,200 per ounce, as they advance through each stage of the development process. They are then ranked, prioritized, and sequenced to optimize capital spending over time, allowing Barrick to anticipate and plan for funding requirements. Capital estimates contained within prefeasibility studies may increase or decrease as a result of changes incorporated at the feasibility study stage. For 2017, subject to permitting and other matters, the timing of which are not in Barrick’s control, Barrick expects to spend approximately $250 to $300 million of its total capital expenditures on projects, as compared to $145 million in 2016. For additional information regarding Barrick’s projects and the studies mentioned above, see “Material Properties - Cortez Property,” “Exploration and Evaluations,” “Material Properties -Lagunas Norte Mine,” “Narrative Description of the Business - Reportable Operating Segments -Turquoise Ridge (75% basis),” “Exploration and Evaluations - Pascua-Lama” and “Exploration and Evaluations - Alturas.”

Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines. For additional information regarding Barrick’s exploration programs and new discoveries, see “Exploration and Evaluations.”

Barrick also carried out the following initiatives in 2014, 2015 and 2016 to strengthen its balance sheet:

•	On January 31, 2014, Barrick completed the sale of its Plutonic mine in Australia for total cash consideration of A$25 million. On March 1, 2014, Barrick completed the sale of its Kanowna mine in Australia for total cash consideration of A$75 million, subject to certain closing adjustments. On March 11, 2014, Barrick completed the divestment of a portion of its equity interest in Acacia, raising gross proceeds of $186 million (for more information about Acacia, see “Narrative Description of the Business - Reportable Operating Segments - Acacia Mining plc (63.9% basis)”). Following this partial divestment, Barrick’s equity interest in Acacia was reduced from 73.9% to 63.9%. On April 4, 2014, the Company completed the sale of its minority interest in the Marigold mine in Nevada for total cash consideration of $86 million. On December 3, 2014, Barrick formed a joint venture with Saudi Arabian Mining Company (“Ma’aden”), which is 50% owned by the Saudi Arabian government, to operate the Jabal Sayid mine. Ma’aden acquired its 50% interest in Ma’aden Barrick Copper Company, the joint venture company established to hold the Jabal Sayid mine, for cash consideration of $216 million.

•

In 2015, Barrick reduced its total debt by $3.1 billion, exceeding an original debt reduction target of $3 billion for the year, through a combination of normal course repayments and early debt retirements. Barrick completed the following transactions in 2015 as part of this debt reduction strategy. On July 23, 2015, Barrick completed the sale of the Cowal mine in Australia for cash consideration of $550 million. On August 31, 2015, Barrick completed the sale of 50% of its interest in the Porgera mine in Papua New Guinea to Zijin Mining Group Company for cash consideration of $298 million. On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60% interest in the Pueblo Viejo mine in the Dominican Republic. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement (for more information about the Pueblo Viejo streaming transaction, see “Material Properties - Pueblo Viejo Mine”). On December 1, 2015, Barrick completed the sale of 50% of its Zaldívar copper mine in Chile to Antofagasta plc. In August 2016, Barrick finalized the working capital adjustments resulting in final consideration of $950 million. On December 17, 2015, Barrick completed the sale of the Ruby Hill mine and Barrick’s 70% interest in the Spring Valley project, both in Nevada, to Waterton Precious Metals Fund II Cayman, LP for cash consideration of $110 million.

•	In 2016, Barrick reduced its total debt by $2.04 billion, or 20%, from $9.97 billion to $7.93 billion, exceeding its original target of $2 billion, through a combination of normal course repayments and early debt retirements, including completion of two cash tender offers. On January 11, 2016, Barrick completed the sale of the Bald Mountain mine and its 50% interest in the Round Mountain mine, both in Nevada, to Kinross Gold Corporation (“Kinross”) for cash consideration of $610 million, subject to certain closing adjustments.

Results of Operations in 2016

Total revenues in 2016 were $8.6 billion, a decrease of $0.5 billion, or 5%, compared to 2015, primarily due to lower gold sales volume combined with lower realized copper prices and the divestment of 50% of Barrick’s ownership in Zaldívar, partially offset by higher realized gold prices. In 2016, gold and copper revenues totaled $7.9 billion and $466 million, respectively, with gold up 1%, compared to the prior year due to higher realized gold prices, partially offset by a decrease in sales volumes, and copper down 53% compared to the prior year due to the divestment of 50% of Barrick’s ownership in Zaldívar which was completed on December 1, 2015, combined with a lower realized copper price. Realized gold prices of $1,248 per ounce in 2016 were up 8% compared to the prior year, principally due to the 8% increase in market gold prices in 2016. Realized copper prices for 2016 were $2.29 per pound, down 3% compared to the prior year due to a decline in market copper prices in 2016. For an explanation of realized price, see “Non-GAAP Financial Measures - Realized Prices.” In 2016, Barrick reported net earnings of $655 million, including after-tax net impairment reversals of $146 million primarily related to the Company’s Veladero and Lagunas Norte mines, compared to a net loss of $2.8 billion in 2015. Adjusted net earnings were $818 million compared to adjusted net earnings of $344 million in 2015 (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures - Adjusted Net Earnings and Adjusted Net Earnings per Share”). The significant adjusting items (pre-tax and non-controlling interest effects) in 2016 include: $199 million in foreign currency translation losses, including deferred currency translation losses released as a result of the disposal and reorganization of certain Australian entities in the first quarter of 2016 and unrealized foreign currency translation losses related to the devaluation of the Argentine peso on value added tax receivables; $114 million in other expense adjustments primarily relating to losses on debt extinguishment, partly offset by insurance proceeds relating to the 2015 oxygen plant motor failure in Pueblo Viejo, $43 million in significant tax adjustments primarily relating to a tax provision in Acacia in the first quarter of 2016 and $42 million in disposition losses primarily relating to the divestment of 50% of Zaldívar, partially offset by $250 million in net impairment reversals at Veladero and Lagunas Norte in the fourth quarter of 2016, net of an impairment charge relating to the write down of the Company’s retained equity method investment in Zaldívar.

In 2016, Barrick’s gold production was 5.52 million ounces, 10% lower than 2015 gold production, with costs of sales applicable to gold of $798 per ounce, all-in sustaining costs of $730 per ounce and cash costs of $546 per ounce. Barrick’s copper production in 2016 was 415 million pounds of copper, 19% lower than 2015 copper production, with cost of sales applicable to copper of $1.43 per pound, all-in sustaining costs of $2.05 per pound and C1 cash costs of $1.49 per pound. In 2015, Barrick produced 6.12 million ounces of gold, with costs of sales applicable to gold of $859 per ounce, all-in sustaining costs of $831 per ounce and cash costs of $596 per ounce, and 511 million pounds of copper, with cost of sales applicable to copper of $1.65 per pound, all-in sustaining costs of $2.33 per pound and C1 cash costs of $1.73 per pound. “All-in sustaining costs” and “Cash costs” per ounce and “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs per ounce, cash costs per ounce, all-in sustaining costs per pound and C1 cash costs per pound, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines for the periods indicated:

	Ownership[1]	2016[2] (thousands of ounces)	2015[2] (thousands of ounces)

Gold Mines

North America

Cortez Property, Nevada	100%	1,059	999

Goldstrike Property, Nevada	100%	1,096	1,053

Pueblo Viejo Mine, Dominican Republic[3]	60%	700	572

Round Mountain Mine, Nevada[3,4]	50%	5	192

Ruby Hill Mine, Nevada[5]	100%	0	10

Hemlo Property, Ontario	100%	235	219

Bald Mountain Mine, Nevada[4]	100%	3	191

Golden Sunlight Mine, Montana	100%	34	68

Turquoise Ridge Mine, Nevada[3]	75%	266	217

		3,398	3,521

South America

Lagunas Norte Mine, Peru	100%	435	560

Veladero Mine, Argentina	100%	544	602

Pierina Mine, Peru[6]	100%	0	54

		979	1,216

Australia Pacific

Porgera Mine, Papua New Guinea[3],7	47.5%	234	436

Cowal Mine, Central New South Wales, Australia[8]	100%	0	156

Kalgoorlie Mine, Western Australia[3]	50%	376	320

		610	912

Africa[3]

Bulyanhulu Mine, Tanzania	63.9%	185	175

North Mara Mine, Tanzania	63.9%	242	184

Buzwagi Mine, Tanzania	63.9%	103	109

		530	468

	Ownership[1]	2016[2] (thousands of ounces)	2015[2] (thousands of ounces)

Gold Mines

Company Total[9]		5,517	6,117

1	Barrick’s interest is subject to royalty obligations at certain mines.
2	Sum of gold mine production amounts may not equal total production amounts due to rounding.
3	Barrick’s proportional share.
4	Barrick completed the sale of the Bald Mountain mine and its interest in the Round Mountain mine on January 11, 2016.
5	Barrick completed the sale of the Ruby Hill mine on December 17, 2015.
6	Barrick initiated the closure of the Pierina mine in August 2013. Includes production up to the fourth quarter of 2015. Barrick no longer includes Pierina’s production in its consolidated production, and therefore Pierina’s 2016 production is disclosed as nil. Pierina’s 2016 production of 92 thousand ounces is included in the table on page 33 of the Company’s MD&A dated as of February 15, 2017, which includes production from sites in closure.
7	Barrick completed the sale of 50% of its interest in the Porgera mine on August 31, 2015. Figures relating to Porgera are stated at 95% up to August 31, 2015, and 47.5% thereafter.
8	Barrick completed the sale of the Cowal mine on July 23, 2015.
9	Excludes 92 thousand ounces of gold produced by the Pierina mine in 2016 incidental to closure activities.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines for the periods indicated:

Copper Mines	Ownership[1]	2016[2] (millions of pounds)	2015[2] (millions of pounds)

Zaldívar Mine, Chile[3,4]	50%	114	218

Lumwana Mine, Zambia	100%	271	287

Jabal Sayid Mine, Saudi Arabia[3,5]	50%	30	6

Company Total		415	511

1	Barrick’s interest is subject to royalty obligations at certain mines.
2	Sum of copper mine production amounts may not equal total production amounts due to rounding.
3	Barrick’s proportional share.
4	Barrick completed the sale of 50% of its interest in the Zaldívar mine on December 1, 2015. Figures relating to Zaldívar are stated at 100% up to December 1, 2015, and 50% thereafter.
5	Commenced commercial production on July 1, 2016.

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating segments. See “Narrative Description of the Business - Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

Barrick Gold Corporation
Mine
Project
Donlin Gold
Golden Sunlight
Hemlo
Turquoise Ridge
Goldstrike
Cortez
Goldrush
NEVADA
Pueblo Viejo
TANZANIA
North Mara
Kabanga
Bulyanhulu
Buzwagi
Jabal Sayid
Lumwana
Porgera
Kalgoorlie
Lagunas Norte
Pierina*
Zaldívar
CHILE
ARGENTINA
Cerro Casale
Pascua-Lama
Veladero
Alturas
* In closure.

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from its Zaldívar joint venture, Lumwana mine and Jabal Sayid mine and holds other interests. Under Barrick’s operating structure, Barrick’s Chief Operating Decision Maker, the President, reviews the operating results, assesses performance and makes capital allocation decisions at the individual mine site or project level, with the exception of Barrick’s 63.9% equity interest in Acacia, which is reviewed and assessed as a separate business. Therefore, each individual mine and project site and Acacia are operating segments for financial reporting purposes. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its operating segments and Barrick as a whole.

Production

For the year ended December 31, 2016, Barrick produced 5.52 million ounces of gold at cost of sales applicable to gold of $798 per ounce, all-in sustaining costs of $730 per ounce and cash costs of $546 per ounce. Barrick’s 2017 gold production is targeted at 5.60 to 5.90 million ounces. Barrick expects average cost of sales applicable to gold of $780 to $820 per ounce in 2017, all-in sustaining costs of $720 to $770 per ounce and cash costs of $510 to $535 per ounce, assuming a market gold price of $1,050 per ounce, a market oil price of $55 per barrel and an Australian dollar exchange rate of $1:A$0.75. See “Forward-Looking Information.” The Company’s 2017 gold production is expected to be higher than 2016 as a result of increases in production at Cortez and Veladero, partially offset by decreases in production at Goldstrike and Pueblo Viejo. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

For the year ended December 31, 2016, Barrick produced 415 million pounds of copper at cost of sales applicable to copper of $1.43 per pound, all-in sustaining costs of $2.05 per pound and C1 cash costs of $1.49 per pound. Barrick’s 2017 copper production is targeted at approximately 400 to 450 million pounds at expected cost of sales applicable to copper of $1.50 to $1.70 per pound, all-in sustaining costs of approximately $2.10 to 2.40 per pound and C1 cash costs of approximately $1.40 to 1.60 per pound, assuming a market oil price of $55 per barrel and a Chilean peso exchange rate of 675:1. See “Forward-Looking Information.” “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and C1 cash costs per pound, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Reportable Operating Segments

Barrick’s business is organized into thirteen individual mine sites, one publicly traded company (Acacia) and one project (Pascua-Lama). Barrick’s Chief Operating Decision Maker, the President, reviews the operating results, assesses performance and makes capital allocation decisions at the mine site, Company and/or project level. Therefore, each individual mine site, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Following the divestitures that were completed in 2015 and early 2016, Barrick re-evaluated its reportable operating segments and no longer reports on its interests in the following non-core properties: Porgera, Kalgoorlie, Zaldívar and Lumwana.

Barrick is pursuing step changes in performance in Nevada by fully integrating the Cortez and Goldstrike operations. Over the past two years, these mines have benefited from increased collaboration, including joint metal planning to optimize ore processing. By fully integrating the management of their assets, infrastructure, and expertise, Barrick expects to further accelerate improvements in efficiency and productivity. As a result of these changes, starting with the first quarter of 2017, Cortez and Goldstrike will be combined into one reportable operating segment, Barrick Nevada.

Set out below is a brief description of Barrick’s updated reportable operating segments, consisting of six individual gold mines, Acacia and one project. Each mine and project receives direction from Barrick’s head office, but has responsibility for certain aspects of its business, such as sustainability of mining operations, including exploration, production and closure. Acacia has a greater amount of independence in comparison to Barrick’s other operating segments, as further described below.

For details regarding 2016 production for all operating segments, see “General Information - General Development of the Business.” For additional details regarding the reserves and resources held in each operating segment, see “ - Mineral Reserves and Mineral Resources.” See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments. Barrick’s ability to deliver on its vision, strategic objectives and operating guidance depends on the Company’s ability to understand and appropriately respond to uncertainties and risks. For a description of certain of those sources of uncertainty, relevant risk modification activities and oversight by the Company’s Board of Directors and executive officers, see pages 38 to 40 of the MD&A. For a discussion of material risks relevant to investors, see “Risk Factors.”

Cortez

Barrick’s Cortez property (consisting of the Pipeline Complex and the Cortez Hills Complex, and also a material property for purposes of this Annual Information Form, see “Material Properties - Cortez Property”) produced approximately 1.1 million ounces of gold at cost of sales attributable to gold of $901 per ounce, all-in sustaining costs of $518 per ounce and cash costs of $430 per ounce in 2016, compared to approximately 1.0 million ounces of gold at cost of sales attributable to gold of $841 per ounce, all-in sustaining costs of $603 per ounce and cash costs of $486 per ounce in 2015. In 2016, production was positively impacted by underground initiatives associated with Barrick’s Best-in-Class approach, which increased mining time per shift resulting in increased tonnes mined, and process improvements resulting in increased throughput. At Cortez, the Company expects 2017 gold production to be in the range of 1,250 to 1,290 thousand ounces, higher than 2016 production levels. This is due to a significant increase in open pit production, primarily from higher grade oxide ore and increased throughput at the mill processed on-site and larger volumes of refractory ore, at grade similar to 2016, being processed at Goldstrike. In 2017, the Company expects cost of sales attributable to gold to be in the range of $730 to $760 per ounce, which is a material decrease from 2016 due to increased sales volume. All-in sustaining costs are expected to be in the range of $430 to $470 per ounce, a decrease over 2016, primarily due to higher sold ounces. Cash costs are expected to be in the range of $360 to $380 per ounce, a decrease from 2016. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Goldstrike

Barrick’s Goldstrike property (a material property for the purposes of this Annual Information Form, see “Material Properties - Goldstrike Property”) produced approximately 1.1 million ounces of gold at cost of sales attributable to gold of $852 per ounce, all-in sustaining costs of $714 per ounce and cash costs of $572 per ounce in 2016, compared to approximately 1.1 million ounces of gold at cost of sales attributable to gold of $723 per ounce, all-in sustaining costs of $658 per ounce and cash costs of $522 per ounce in 2015. The higher cost of sales attributable to gold in 2016 were partially offset by Best-in-Class initiatives aimed at better utilizing open pit equipment, improving underground mining efficiency and lowering contractor costs, which are reflected in lower direct mining costs. At Goldstrike, the Company expects 2017 production to be in the range of 910 to 950 thousand ounces, which is lower than 2016 production levels. Lower ounce production is expected from both the underground and open pit operations. At the underground, emphasis in 2017 will be on deeper development in the mine, and ore mined will also be impacted by a slightly higher percentage of cut and fill tonnage. Contribution from open pit production is expected to be lower as the Company transitions from ore mining at the Arturo pit to stripping the 3rd and 4th northwest laybacks in the Betze Post pit. In 2017, Barrick expects cost of sales attributable to gold to be in the range of $950 to $990 per ounce, higher than 2016 primarily due to sold ounces decreasing over 2016, offset slightly by lower operating spend driven by Best-in-Class initiatives. All-in sustaining costs are expected to be in the range of $910 to $980 per ounce, an increase from 2016 due to lower ounce production and higher sustaining capital expenditures for tailings expansions, process improvements, and underground sustaining projects to enable mining deeper in the mine. Cash costs are expected to be in the range of $650 to $680 per ounce, higher than 2016 primarily due to lower ounce production, offset slightly by lower operating spend driven by operational excellence. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Pueblo Viejo (60% basis)

Barrick’s 60% interest in the Pueblo Viejo mine (a material property for the purposes of this Annual Information Form, see “Material Properties - Pueblo Viejo Mine”) produced approximately 700 thousand ounces of gold at cost of sales attributable to gold of $564 per ounce, all-in sustaining costs of $490 per ounce and cash costs of $395 per ounce in 2016, compared to approximately 572 thousand ounces of gold at cost of sales attributable to gold of $881 per ounce, all-in sustaining costs of $597 per ounce and cash costs of $467 per ounce in 2015. Barrick is the operator of the joint venture. In 2016, cost of sales attributable to gold was positively impacted by lower maintenance costs due to the timing of maintenance activities and lower costs attributed to shutdowns as a result of implementation of Best-in-Class initiatives. At Pueblo Viejo, the Company expects its equity share of 2017 gold production to be in the range of 625 to 650 thousand ounces, below 2016 production levels, driven by reduced gold head grade offset by increased gold recovery related to improved availability and utilization achieved through the optimization of maintenance strategies and ore blending. In 2017, Barrick expects cost of sales attributable to gold to be in the range of $650 to $680 per ounce. All-in sustaining costs are expected to be $530 to $560 per ounce and cash costs are expected to be in the range of $400 to $420 per ounce. Cost of sales attributable to gold, all-in sustaining costs and cash costs are expected to be higher than in 2016 primarily due to reduction in total ounces sold affected by head grades, cost increases related to head office allocations, higher maintenance cost, and higher sustaining costs as owing to the deferral of projects from 2016 to 2017 which also affects depreciation. By-product credits are expected to be higher than 2016 impacted both by prices and recoveries for silver and copper, while power sales will benefit from the proceeds from frequency and capacity fees that the Quisqueya I Power Plant will start to receive in 2017. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-

in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Lagunas Norte

Barrick’s Lagunas Norte mine (a material property for purposes of this Annual Information Form, see “Material Properties - Lagunas Norte Mine”) produced approximately 435 thousand ounces of gold at cost of sales attributable to gold of $651 per ounce, all-in sustaining costs of $529 per ounce and cash costs of $383 per ounce in 2016, compared to approximately 560 thousand ounces of gold at cost of sales attributable to gold of $669 per ounce, all-in sustaining costs of $509 per ounce and cash costs of $329 per ounce in 2015. The lower cost of sales attributable to gold in 2016 was partly due to realized cost savings from Best-in-Class initiatives, such as efficiency improvements in the carbon in column circuit, implementation of short interval control, improvements in planned maintenance and renegotiation of certain service contracts. At Lagunas Norte, the Company expects 2017 production to be in the range of 380 to 420 thousand ounces, lower than 2016 production levels, as a result of the progressive depletion of oxide ores, which are being replaced with sulfide ores with lower kinetics and recoveries. In 2017, the Company expects cost of sales attributable to gold to be in the range of $710 to $780 per ounce, mainly driven by an expected increase in depreciation expense, higher direct operating costs and corporate social responsibility expenses, partially offset by Best-in-Class initiatives. All-in sustaining costs are expected to be $560 to $620 per ounce and cash costs are expected to be in the range of $430 to $470 per ounce. The increase in all-in sustaining costs is driven mainly by the decrease in production; sustaining capital expenditures are decreasing in 2017. Operational cost increases are expected to be partially offset by Best-in-Class operational initiatives, including services and material contract renegotiation, increased component life, improvements in preventative maintenance, and energy optimization programs. Structural cost reduction in mine stripping and employee profit sharing are expected due to the reduced mine production plan. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Veladero

Barrick’s Veladero mine (a material property for purposes of this Annual Information Form, see “Material Properties - Veladero Mine”) produced approximately 544 thousand ounces of gold at cost of sales attributable to gold of $872 per ounce, all-in sustaining costs of $769 per ounce and cash costs of $582 per ounce in 2016, compared to approximately 602 thousand ounces of gold at cost of sales attributable to $792 per ounce, all-in sustaining costs of $946 per ounce and cash costs of $552 per ounce in 2015. The higher cost of sales attributable to gold in 2016 was partially offset by Best-in-Class savings initiatives, such as optimizing consumables usage, improving efficiencies in mine operations and the impact of lower contractor costs.

On September 13, 2015, a valve on a leach pad pipeline at the Veladero mine failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. In March 2016, the Provincial mining authority imposed an administrative fine against Minera Argentina Gold SRL (“MAG”), Barrick’s Argentine subsidiary that operates the Veladero mine, in connection with the incident. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million. For more information about this matter, see “Material Properties - Veladero Mine.”

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. For more information about this matter, see “Material Properties - Veladero Mine.”

At Veladero, the Company expects 2017 production to be in the range of 770 to 830 thousand ounces, higher than 2016 production levels. The increase is mainly a result of higher head grade in ore processed due to mine sequence phases at Federico pit. This is combined with higher ore tonnes expected to be mined and processed in 2017, given the suspension in 2016, all leading to improved mining productivity, higher operating hours, and fewer days lost (see “Material Properties - Veladero Mine”). In addition, a higher inventory drawdown, due to better operational management of the leach pad, is expected to contribute to higher production. Barrick expects cost of sales attributable to gold to be in the range of $750 to $800 per ounce, mainly due to the impact of higher sales compared to 2016 and higher mining costs capitalized as stripping. These positive variances are expected to be partly offset by higher direct operating costs and the impact of higher charges from the production inventory movements stem from the expected draw down of leach pad inventories. Higher gross direct operating costs are expected in 2017 as a consequence of higher operating hours and higher tonnage to be moved combined with higher costs in process area in order to improve the management of leach facilities. All-in sustaining costs are expected to be $840 to $940 per ounce, higher than 2016 levels mainly due to the increase in capital expenditures requirements combined with higher direct operating costs. Cash costs in 2017 are expected to be in the range of $500 to $540 per ounce, lower than 2016 levels mainly due to the increase in gold production driving higher sales combined with higher credits from capitalized stripping. At Veladero, a number of initiatives are underway to reduce operating costs mainly in the areas of supply chain and inventory management, maintenance practices, mining productivity and energy costs. Operating costs at Veladero are also highly sensitive to local inflation and fluctuations in foreign exchange rates. The Company has assumed an average ARS exchange rate of 16.50 and a local inflation rate of 20% for purposes of preparing its cash cost and all-in sustaining cost guidance for 2017. Production at Veladero remains subject to restrictions that affect the amount of leach solution that can be applied to the pad. These restrictions are considered in Barrick’s 2017 operating guidance. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Turquoise Ridge (75% basis)

Turquoise Ridge is an underground mine that uses underhand drift-and-fill mining methods. Barrick is the operator of the joint venture. Barrick’s 75% interest in the Turquoise Ridge mine produced approximately 266 thousand ounces of gold at cost of sales attributable to gold of $603 per ounce, all-in sustaining costs of $625 per ounce and cash costs of $498 per ounce in 2016, compared to approximately 217 thousand ounces of gold at cost of sales attributable to gold of $697 per ounce, all-in sustaining costs of $742 per ounce and cash costs of $581 per ounce in 2015. The increased productivity and unit cost reductions in 2016 are attributable to the investment in equipment and facilities made in 2015, as well as a focus on equipment utilization, equipment maintenance and consumables consumption associated with the Company’s Best-in-Class initiatives. At Turquoise Ridge, the Company expects attributable 2017 production to be in the range of 260 to 280 thousand ounces, which is in line with 2016 production levels, as mine productivity improves slightly, offset by slightly lower grades. Turquoise Ridge has completely transitioned to standardized equipment allowing for greater mining flexibility with higher reliability and less equipment. Capital and waste development requirements are in line with 2016 mining rates. Cost of sales attributable to gold are expected to be in the range of $575 to $625 per ounce which is in-line with 2016. All-in sustaining costs in 2017 are expected to be in the range of $650 to 730 per ounce. All-in sustaining costs in 2017 are expected to be higher than 2016 due to increased spend on sustaining capital for the initial construction and final engineering of a third shaft. Cash costs in 2017 are expected to be in the range of $460 to $500 per ounce, consistent with 2016. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Barrick continues to advance a phased approach to expansion at Turquoise Ridge that maximizes free cash flow from the operation, while optimizing the timing of capital spending for expansion.

Through the development of a third shaft, the mine has the potential to increase output to an average of 500,000 ounces per year (100% basis) from existing reserves at a cost of sales of $750 to $800 per ounce, and all-in sustaining costs of about $625 to $675 per ounce. The project would require capital expenditures of approximately $300 to $325 million (100% basis) for additional underground development and shaft construction.

The first phase of expansion has been focused on leveraging Best-in-Class initiatives to maximize productivity from the existing mine infrastructure, with strong results. Turquoise Ridge recorded its highest-ever level of production in 2016, producing 355,000 ounces of gold (100% basis), at a cost of sales applicable to gold of $593 per ounce, and all-in sustaining costs of $618 per ounce. Average throughput increased by 40%, from 1,500 tonnes per day in 2015, to 2,100 tonnes per day in 2016. Improvements in mining intensity and reliability have been driven by upgrades to underground ventilation systems, increasing top cut mining widths, greater equipment standardization, and better maintenance. Additional Best-in-Class initiatives under evaluation include the introduction of continuous mining, increased automation, additional ventilation modifications, and alternative mining methods. “All-in sustaining costs” per ounce is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce, refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Based on the rapid pace of improvement at the mine, Barrick is evaluating whether to proceed directly to the construction of a third production shaft, instead of the installation of a new ventilation shaft, which was previously contemplated as the second phase of the mine expansion. All necessary permits for a third production shaft are already in place.

At the end of 2016, the Turquoise Ridge mine had four million ounces of gold in reserves (75% basis) at an average grade of 15.1 grams per tonne. The mine also has 3.0 million ounces of measured gold resources, and 6.5 million ounces of indicated gold resources (75% basis). The Turquoise Ridge deposit remains open to the northeast, with significant potential to add additional reserves and resources through drilling. See “ - Mineral Reserves and Mineral Resources.”

Acacia Mining plc (63.9% basis)

Acacia’s operations consist of its Bulyanhulu underground mine, its North Mara open pit and underground mine and its Buzwagi open pit mine, all located in Tanzania. Barrick’s equity interest in Acacia was reduced from 73.9% to 63.9% following the partial divestment by Barrick of Acacia shares completed on March 11, 2014 (see “General Information - General Development of the Business”). The assets, liabilities, operating results and cash flows of Acacia are consolidated by Barrick. Acacia’s shares are listed for trading on the London Stock Exchange (“LSE”). In 2016, Barrick’s equity interest in Acacia’s gold production was approximately 530 thousand ounces of gold at cost of sales attributable to gold of $880 per ounce, all-in sustaining costs of $958 per ounce and cash costs of $640 per ounce, compared to approximately 468 thousand ounces of gold at cost of sales attributable to gold of $1,161 per ounce, all-in sustaining costs of $1,112 per ounce and cash costs of $772 per ounce in 2015. The Company expects Acacia’s 2017 gold production to be in the range of 545 to 575 thousand ounces (Barrick’s share), which is higher than 2016 production levels. Acacia’s production is expected to be higher than 2016 mainly due to a revision to the mine plan at Buzwagi, where mining has been extended by approximately six months. Production at Bulyanhulu is expected to be in line with 2016 and North Mara is expected to be lower in 2017 as an increased proportion of underground ore is sourced from the lower grade West Zone which will offset the impact of the increase in underground tonnes mined. In 2017, Barrick expects cost of sales attributable to gold to be in the range of $860 to $910 per ounce. All-in sustaining costs are expected to be in the range of $880 to $920 per ounce and cash costs are expected to be in the range of $580 to $620 per ounce. The decrease in all-in sustaining costs in comparison with 2016 is driven mainly by the increased production at Buzwagi. On March 3, 2017, the Tanzanian Ministry of Energy and Minerals issued a press release regarding a ban on exports of gold/copper concentrate following a directive made by the President of the United Republic of Tanzania. For more information about this matter, see “Legal Matters - Government Controls and Regulations.” “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures -All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Barrick and its affiliates provide certain services to Acacia and its subsidiaries for the ongoing operation of Acacia’s business pursuant to a services agreement entered into by the parties. In addition, Barrick and Acacia are also parties to a relationship agreement that regulates various aspects of the ongoing relationship between the two companies. The principal purpose of the relationship agreement is to ensure that Acacia is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Under that agreement, so long as Barrick maintains a 40% equity interest in Acacia, Barrick is entitled to appoint the greater of (i) three non-executive directors to Acacia’s board of directors; and (ii) the maximum number of non-executive directors that may be appointed to Acacia’s board of directors, while ensuring Acacia is compliant with the UK Combined Code of Corporate Governance. If Barrick’s shareholding in Acacia falls below 40%, there is a sliding scale as to the number of directors it may appoint. As of March 20, 2017, Acacia had nine directors, two of which were appointed by Barrick. The relationship agreement will remain in force as long as Acacia’s shares are listed on the LSE and Barrick maintains at least a 15% equity interest. The relationship agreement contains a number of other commitments and restrictions, including a non-competition clause pursuant to which (i) Barrick agrees it will not pursue any gold or silver mining project in Africa, as such terms are defined in the relationship agreement, and (ii) Acacia agrees it will not pursue any gold or silver mining project outside of Africa, as such terms are defined in the relationship agreement. The non-competition clause is subject to various exceptions and only applies for so long as Barrick holds at least a 30% equity interest in Acacia. If either Barrick or Acacia wants to pursue a project which is subject to the non-competition restriction (the “Notifying Party”), they are required to notify the other party and, if the other party waives the opportunity or fails to respond in a timely fashion, the Notifying Party will be entitled to pursue the project described in the notice.

Barrick’s Kabanga nickel project and Lumwana copper mine are not included in the assets held by Acacia. Barrick continues to directly hold its 50% interest in the Kabanga project, which is located in Tanzania. Barrick also directly holds its 100% interest in the Lumwana mine, which is located in Zambia.

Pascua-Lama Project

Construction of the Pascua-Lama project has been temporarily suspended in Chile and Argentina, except for those activities required for environmental and regulatory compliance (for more information about the Pascua-Lama project, see “Exploration and Evaluations - Pascua-Lama”). In 2017, Barrick anticipates expenditures of approximately $175 to $195 million for the project, primarily related to prefeasibility studies, water management and monitoring activities as part of the project’s temporary suspension plan. Implementation of the temporary suspension plan could require adjustments resulting from regulatory and legal actions and weather conditions, which could increase costs associated with the plan (see “Legal Matters - Legal Proceedings - Pascua-Lama - Constitutional Protection Action” for information about the status of the plan in Chile). A decision to restart development of the project will depend on improved economics and more certainty regarding legal and permitting matters. The Company will preserve the option to resume development of this asset, including by initiating a prefeasibility study to evaluate the construction of an underground mine.

For additional information regarding Barrick’s projects, see “Exploration and Evaluations.”

Mineral Reserves and Mineral Resources

As at December 31, 2016, Barrick’s total proven and probable gold reserves were 85.9 million ounces, compared to 91.9 million ounces at the end of 2015. Approximately 1.9 million ounces were divested during 2016, and 6.8 million ounces were depleted through mining and processing. Barrick replaced approximately 60% of the ounces depleted through drilling and cost improvements at its operating mines. Significant additions included 1.1 million ounces of gold at Lagunas Norte, 920,000 ounces of gold at Hemlo, and 640,000 ounces of gold at the Goldstrike underground mine.

Barrick estimated its reserves for 2016 using a short-term gold price assumption of $1,000 per ounce for the next four years, and a long-term gold price of $1,200 per ounce from 2021 onwards, consistent with its approach in 2015 (see “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables” below). The two-tiered approach allows the Company to focus on maximizing free cash flow in the near term, without sterilizing future reserves that will be mined at gold prices in line with Barrick’s long-term price assumption. The price assumptions used to calculate reserves in 2016 are consistent with those used by Barrick for mine planning, impairment testing and for the assessment of project economics.

As at December 31, 2016, Barrick’s total proven and probable copper reserves decreased to 11.1 billion pounds compared to 11.7 billion pounds at the end of 2015. Barrick estimated its copper reserves for 2016 using a short-term copper price assumption of $2.25 per pound and a long-term price assumption of $2.75 per pound. This compares to a short-term copper price of $2.75 and a long-term price of $3.00 per pound in 2015.

Except as noted below, 2016 reserves have been estimated based on an assumed gold price of $1,000 per ounce for 2017 through 2020 and $1,200 per ounce from 2021 onwards, an assumed silver price of $13.75 per ounce for 2017 through 2020 and $16.50 per ounce from 2021 onwards, and an assumed copper price of $2.25 per pound for 2017 through 2020 and $2.75 per pound from 2021 onwards and long-term average exchange rates of 1.30C$ /$ and A$/$0.75. Reserves at Kalgoorlie have been estimated based on an assumed gold price of A$1,600 and reserves at Bulyanhulu, North Mara and Buzwagi have been estimated based on an assumed gold price of $1,100. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property.

In confirming its annual reserves for each of its mineral properties, projects, and operations, Barrick conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

Unless otherwise noted, Barrick’s reserves and resources have been estimated as at December 31, 2016, in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Glossary of Technical Terms”). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the estimation of reserves, see “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables” below. Barrick’s normal data verification procedures have been employed in connection with the estimations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at each of the Company’s properties and projects. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by either independent laboratories or the laboratory onsite, in which case independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at each property and project conform to industry accepted quality control methods. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934. Industry Guide 7 (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 9 of “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables” below). Accordingly, for U.S. reporting purposes, as at December 31, 2016, approximately 1.9 million ounces of proven and probable gold reserves at Cortez are classified as mineralized material. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Barrick’s estimates of proven and probable reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk

Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

See “Glossary of Technical Terms” for definitions of the terms “mineral resource,” “inferred mineral resource,” “indicated mineral resource,” “measured mineral resource,” “mineral reserve,” “probable mineral reserve” and “proven mineral reserve.”

GOLD MINERAL RESERVES1,3,4,5,8,12,13,14,15

As at December 31, 2016	PROVEN			PROBABLE			TOTAL

Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)

NORTH AMERICA
Goldstrike Open Pit	54,473	2.86	5,012	10,527	3.72	1,259	65,000	3.00	6,271
Goldstrike Underground	2,996	11.11	1,070	2,689	8.51	736	5,685	9.88	1,806
Goldstrike Property Total	57,469	3.29	6,082	13,216	4.70	1,995	70,685	3.55	8,077
Pueblo Viejo (60.00%)	60,668	2.82	5,505	25,153	3.19	2,582	85,821	2.93	8,087
Cortez	16,196	1.52	793	134,806	2.18	9,427	151,002	2.11	10,220
Turquoise Ridge (75.00%)	4,288	15.54	2,143	4,003	14.65	1,886	8,291	15.11	4,029
South Arturo (60.00%)	851	3.95	108	129	3.38	14	980	3.87	122
Hemlo	1,018	3.64	119	24,764	1.85	1,469	25,782	1.92	1,588
Golden Sunlight	288	1.30	12	539	3.40	59	827	2.67	71

SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.65	3,586	725,926	0.59	13,848	898,202	0.60	17,434
Pascua-Lama	29,247	1.94	1,828	248,623	1.53	12,222	277,870	1.57	14,050
Veladero	23,986	0.78	602	228,139	0.84	6,147	252,125	0.83	6,749
Lagunas Norte	26,322	1.83	1,548	44,348	1.87	2,670	70,670	1.86	4,218

AUSTRALIA PACIFIC
Porgera (47.50%)[11]	444	12.26	175	14,011	4.51	2,032	14,455	4.75	2,207
Kalgoorlie (50.00%)	72,472	0.94	2,193	27,601	2.19	1,947	100,073	1.29	4,140

AFRICA
Bulyanhulu (63.90%)	1,464	10.52	495	12,494	6.91	2,776	13,958	7.29	3,271
North Mara (63.90%)	4,683	3.25	489	10,519	2.13	720	15,202	2.47	1,209
Buzwagi (63.90%)	5,798	0.95	178	3,826	1.74	214	9,624	1.27	392

OTHER	2,855	0.26	24	8,476	0.23	62	11,331	0.24	86

TOTAL	480,325	1.68	25,880	1,526,573	1.22	60,070	2,006,898	1.33	85,950

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

COPPER MINERAL RESERVES1,3,4,5,8,12,13,15

As at December 31, 2016	PROVEN			PROBABLE			TOTAL

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

Zaldívar (50.00%)[12]	142,666	0.501	1,575.1	87,736	0.535	1,035.0	230,402	0.514	2,610.1
Lumwana	27,786	0.516	315.8	179,860	0.597	2,367.9	207,646	0.586	2,683.7
Jabal Sayid (50.00%)	2,855	2.289	144.1	8,476	2.585	483.0	11,331	2.510	627.1

TOTAL	173,307	0.533	2,035.0	276,072	0.638	3,885.9	449,379	0.598	5,920.9

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

GOLD MINERAL RESOURCES1,2,3,6,8,12,13

As at December 31, 2016	MEASURED(M)			INDICATED(I)			(M)+(I)	INFERRED

Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)

NORTH AMERICA
Gold strike Open Pit	1,329	2.74	117	3,896	2.63	330	447	81	1.92	5
Gold strike Underground	984	11.73	371	2,022	9.81	638	1,009	1,064	10.06	344
Goldstrike Property Total	2,313	6.56	488	5,918	5.09	968	1,456	1,145	9.48	349
Pueblo Viejo (60.00%)	10,183	2.33	764	95,459	2.33	7,146	7,910	2,845	2.04	187
Cortez	2,199	2.04	144	29,137	2.13	1,999	2,143	14,506	1.64	763
Goldrush	161	10.43	54	30,837	9.60	9,522	9,576	7,343	8.18	1,931
Turquoise Ridge (75.00%)	13,426	6.97	3,009	37,364	5.39	6,476	9,485	15,979	6.34	3,257
South Arturo (60.00%)	7	1.33	0.3	22	1.41	1	1	6	5.18	1
Hemlo	126	2.72	11	58,771	0.90	1,709	1,720	7,765	1.94	484
Golden Sunlight	825	1.51	40	14,320	1.37	631	671	5,123	1.32	218
Donlin Gold (50.00%)	3,865	2.52	313	266,803	2.24	19,190	19,503	46,108	2.02	2,997

SOUTH AMERICA
Cerro Casale (75.00%)	17,217	0.30	167	205,268	0.36	2,362	2,529	371,580	0.38	4,493
Pascua-Lama	13,562	1.69	736	143,111	1.43	6,561	7,297	15,400	1.74	863
Veladero	7,637	0.48	118	204,698	0.48	3,185	3,303	21,389	0.33	229
Lagunas Norte	3,253	0.65	68	54,192	0.63	1,100	1,168	3,946	0.71	90
Alturas	—	—	—	—	—	—	—	210,965	1.00	6,793

AUSTRALIA PACIFIC
Porgera (47.50%)[11]	168	5.92	32	13,607	4.05	1,770	1,802	13,528	3.39	1,476
Kalgoorlie (50.00%)	3,123	0.67	67	10,991	0.95	335	402	553	2.47	44

AFRICA
Bulyanhulu (63.90%)	874	11.53	324	8,011	8.62	2,220	2,544	15,469	9.75	4,848
North Mara (63.90%)	2,174	2.66	186	10,714	2.30	793	979	6,703	2.51	540
Buzwagi (63.90%)	83	1.50	4	16,449	1.23	650	654	1,315	1.37	58
Nyanzaga (57.51%)	1,685	3.78	205	12,520	3.45	1,389	1,594	2,933	3.49	329
Golden Ridge (63.90%)	—	—	—	5,076	2.78	454	454	904	2.27	66
Tankoro (31.95%)	—	—	—	—	—	—	—	13,739	1.52	671

OTHER	57	—	—	3,125	0.60	60	60	1,765	0.42	24

TOTAL	82,938	2.52	6,730	1,226,393	1.74	68,521	75,251	781,009	1.22	30,711

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

COPPER MINERAL RESOURCES1,2,3,6,8,12,13

As at December 31, 2016	MEASURED(M)			INDICATED(I)			(M)+(I)	INFERRED

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

Zaldívar (50.00%)	58,039	0.410	524.9	22,354	0.399	196.7	721.6	4,062	0.529	47.4
Lumwana	25,154	0.409	226.8	624,826	0.522	7,191.8	7,418.6	108,266	0.468	1,116.3
Jabal Sayid (50.00%)	57	1.353	1.7	3,125	2.277	156.9	158.6	1,765	2.454	95.5

TOTAL	83,250	0.410	753.4	650,305	0.526	7,545.4	8,299	114,093	0.501	1,259.2

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES1,12,13,A

For the year ended Dec. 31, 2016	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Process recovery %

NORTH AMERICA
Pueblo Viejo (60.00%)	60,668	18.678	36,432	25,153	14.07	11,377	85,821	17.33	47,809	80.0%

SOUTH AMERICA
Cerro Casale (75.00%)	172,276	1.907	10,565	725,926	1.43	33,451	898,202	1.52	44,016	69.0%
Pascua-Lama	29,247	70.342	66,143	248,623	67.64	540,657	277,870	67.92	606,800	82.0%
Lagunas Norte	26,322	3.686	3,119	44,348	5.74	8,180	70,670	4.97	11,299	31.5%
Veladero	23,986	7.714	5,949	228,139	14.81	108,602	252,125	14.13	114,551	9.8%

AFRICA
Bulyanhulu (63.90%)	1,464	6.05	285	8,544	8.46	2,325	10,008	8.11	2,610	65.0%

TOTAL	313,963	12.14	122,493	1,280,733	17.11	704,592	1,594,696	16.13	827,085	70.4%

A	Silver is accounted for as a by-product credit against reported or projected gold production costs.
See	“ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES1,12,13,A

For the year ended Dec. 31, 2016	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Process recovery %

NORTH AMERICA
Pueblo Viejo (60.00%)	60,668	0.093	124.9	25,153	0.100	55.3	85,821	0.095	180.2	47.6%

SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.190	721.3	725,926	0.226	3,613.3	898,202	0.219	4,334.6	87.4%
Pascua-Lama	29,247	0.101	65.0	248,623	0.080	440.3	277,870	0.082	505.3	29.9%

AFRICA
Bulyanhulu (63.90%)	1,464	0.431	13.9	8,544	0.565	106.4	10,008	0.545	120.3	90.0%
Buzwagi (63.90%)	5,798	0.070	9.0	3,826	0.140	11.8	9,624	0.098	20.8	64.9%

TOTAL	269,453	0.157	934.1	1,012,072	0.189	4,227.1	1,281,525	0.183	5,161.2	80.4%

A	Copper is accounted for as a by-product credit against reported or projected gold production costs.
See	“ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES1,12,13

For the year ended Dec. 31, 2016	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Ounces (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)

NORTH AMERICA
Pueblo Viejo (60.00%)	10,183	14.53	4,758	95,459	11.22	34,449	39,207	2,845	9.76	893

SOUTH AMERICA
Cerro Casale (75.00%)	17,217	1.19	661	205,268	1.06	6,985	7,646	371,580	1.04	12,379
Pascua-Lama	13,562	28.91	12,604	143,111	25.44	117,060	129,664	15,400	17.83	8,830
Lagunas Norte	3,253	2.91	304	54,192	3.01	5,250	5,554	3,946	4.17	529
Veladero	7,637	9.38	2,304	204,698	12.38	81,459	83,763	21,389	10.13	6,966

AFRICA
Bulyanhulu (63.90%)	874	7.15	201	8,011	6.58	1,696	1,897	15,469	6.96	3,461

TOTAL	52,726	12.29	20,832	710,739	10.80	246,899	267,731	430,629	2.39	33,058

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES1,12,13

For the year ended Dec. 31, 2016	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

NORTH AMERICA
Pueblo Viejo (60.00%)	10,183	0.090	20.2	95,459	0.085	179.7	199.9	2,845	0.022	1.4

SOUTH AMERICA
Cerro Casale (75.00%)	17,217	0.132	50.1	205,268	0.164	743.8	793.9	371,580	0.192	1,570.2
Pascua-Lama	13,562	0.103	30.7	143,111	0.084	264.3	295.0	15,400	0.049	16.5

AFRICA
Bulyanhulu (63.90%)	874	0.405	7.8	8,011	0.449	79.3	87.1	15,469	0.632	215.5
Buzwagi (63.90%)	83	0.109	0.2	16,449	0.116	42.1	42.3	1,315	0.128	3.7

TOTAL	41,919	0.118	109.0	468,298	0.127	1,309.2	1,418.2	406,609	0.202	1,807.3

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

NICKEL MINERAL RESOURCES1,2,3,8,12,13

For the year ended Dec. 31, 2016	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

AFRICA
Kabanga (50.00%)	6,905	2.490	379.0	11,705	2.720	701.9	1,080.9	10,400	2.600	596.1

See “- Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

RECONCILIATION OF MINERAL RESERVES1,3,4,5,7,8,13,14,15

Based on attributable ounces

Gold Property (000’s of ounces)	Mineral Reserves 12/31/2015	Processed in 2016	Increase (decrease)	Mineral Reserves 12/31/2016

NORTH AMERICA
Goldstrike Open Pit	6,911	683	43	6,271
Goldstrike Underground	1,628	462	640	1,806
Goldstrike Property Total	8,539	1,145	683	8,077
Pueblo Viejo (60.00%)	8,960	769	-104	8,087
Cortez	11,129	1,395	486	10,220
Bald Mountain (0.00%)[10]	1,142	0	-1,142	0
Turquoise Ridge (75.00%)	4,214	286	101	4,029
Round Mountain (0.00%)[10]	736	0	-736	0
South Arturo (60.00%)	233	148	37	122
Hemlo	917	250	921	1,588
Golden Sunlight	74	44	41	71

SOUTH AMERICA
Cerro Casale (75.00%)	17,434	0	0	17,434
Pascua-Lama	15,384	0	-1,334	14,050
Veladero	7,544	724	-71	6,749
Lagunas Norte	3,729	624	1,113	4,218
Pierina	0	0	0	0

AUSTRALIA PACIFIC
Porgera (47.50%)[11]	1,971	266	502	2,207
Kalgoorlie (50.00%)	4,154	512	498	4,140
Reko Diq (37.50%)	0	0	0	0

AFRICA
Bulyanhulu (63.90%)	3,930	228	-431	3,271
North Mara (63.90%)	1,262	262	209	1,209
Buzwagi (63.90%)	399	110	103	392
Tulawaka (44.73%)	0	0	0	0

OTHER (3)	107	0	-21	86

TOTAL	91,858	6,763	855	85,950

Copper Property (million pounds)	Mineral Reserves 12/31/2015	Processed in 2016	Increase (decrease)	Mineral Reserves 12/31/2016

Zaldívar (50.00%)[12]	2,757	203	56	2,610
Lumwana	3,069	256	-129	2,684
Jabal Sayid (50.00%)	698	36	-35	627

TOTAL	6,524	495	-108	5,921

See	“ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

Notes to the Mineral Reserves, Resources and Reconciliation Tables

1	Reflects Barrick’s ownership share where ownership interest is less than 100%.
2	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.
3	Mineral reserves and resources have been calculated as at December 31, 2016, unless otherwise indicated.
4	In confirming Barrick’s annual reserves for each of its mineral properties, projects, and operations it conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.
5	Mineral reserves as at December 31, 2016 have been calculated using an assumed gold price of $1,000 per ounce for 2017 through 2020 and $1,200 per ounce from 2021 onwards, an assumed silver price of $13.75 per ounce for 2017 through 2020 and $16.50 from 2021 onwards, and an assumed copper price of $2.25 per pound for 2017 through 2020 and $2.75 per pound from 2021 onwards and long-term average exchange rates of C$1.30/$ and A$/$0.75. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Kalgoorlie assumed a gold price of A$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,100.
6	Mineral resources as at December 31, 2016 have been calculated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed long- term gold price of $1,500 per ounce, an assumed long-term silver price of $18.75 per ounce, an assumed long-term copper price of $3.50 per pound and exchange rates of C$1.30/$ and A$/$0.75 have been used in estimating resources.
7	Mineral reserves as at December 31, 2015 were calculated using an assumed gold price of $1,000 per ounce for 2016 through 2020 and $1,200 per ounce from 2021 onwards, an assumed silver price of $15.00 per ounce for 2016 through 2020 and $16.50 from 2021 onwards, and an assumed copper price of $2.75 per pound for 2016 through 2020 and $3.00 per pound from 2021 onwards and long- term average exchange rates of C$1.31/$ and A$/$0.72. Reserves at Round Mountain were calculated using an assumed long-term average gold price of $1,200 per ounce. Reserves at Kalgoorlie assumed a gold price of A$1,400 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,100.
8	Mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, as at December 31, 2016, approximately 1.9 million ounces of proven and probable gold reserves at Cortez are classified as mineralized material. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
9	On January 11, 2016, the Company divested the Bald Mountain mine and its interest in the Round Mountain mine. For additional information regarding this matter, see “General Information - General Development of the Business.”

10	On August 31, 2015, the Company divested 50% of its interest in the Porgera mine. For additional information regarding this matter, see “General Information - General Development of the Business.”
11	On December 1, 2015, the Company divested 50% of its interest in the Zaldívar mine. For additional information regarding this matter, see “General Information - General Development of the Business.”
12	Grade represents an average, weighted by reference to tonnes of ore type where several recovery processes apply.
13	Ounces or pounds, as applicable, estimated to be present in the tonnes of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.
14	Gold mineral reserves as at December 31, 2016 include stockpile material totaling approximately 199 million tonnes, containing approximately 11.9 million ounces. Properties at which stockpile material exceeds 30 thousand ounces or represents more than 5% of the reported gold reserves are as follows:

	Tonnes	Grade	Contained Ounces
Property	(000’s)	(gm/tonne)	(000’s)

Goldstrike Open Pit	52,770	2.773	4,704

Pueblo Viejo	37,445	2.724	3,279

Kalgoorlie	63,552	0.786	1,607

Lagunas Norte	20,069	1.815	1,171

Cortez	6,176	2.161	429

Porgera	2,997	2.408	232

Buzwagi	5,794	0.956	178

Veladero	6,575	0.553	117

North Mara	2,206	1.128	80

Golden Sunlight	263	1.064	9

15	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2016 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (gm/tonne)

Bulyanhulu	89.6%	2.07 - 6.51

Buzwagi	88.8%	0.53 - 1.15

North Mara	92.0%	0.56 - 2.87

Kalgoorlie	81.2%	0.90 - 1.90

Porgera	88.2%	1.58 - 3.90

Hemlo	91.7%	0.52 - 3.05

Goldstrike Open Pit	75.8%	1.38 - 2.65

Goldstrike Underground	89.8%	5.70 - 7.45

South Arturo	75.9%	1.26 - 2.95

Cortez	82.9%	0.22 - 7.36

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (gm/tonne)

Golden Sunlight	84.7%	0.86 - 2.74

Turquoise Ridge	92.0%	10.07

Pueblo Viejo	88.7%	1.58

Lagunas Norte	77.6%	0.18 - 1.61

Pascua-Lama	87.5%	1.04 - 1.11

Cerro Casale	74.4%	0.22 - 0.30

Veladero	75.6%	0.23 - 0.95

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (%)

Zaldívar	57.9%	0.193 - 0.214

Lumwana	93.0%	0.20

Jabal Sayid	93.0%	1.69

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard,” as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

During 2016, the gold price ranged from $1,061 per ounce to $1,375 per ounce. The average market price for the year of $1,251 per ounce represented an increase of 8% compared to 2015. The price of gold in 2016 generally rose over the first half of the year, reaching its high for the year in early July, and generally declined over the second half of the year. In the first half of 2016, the gold price was positively influenced by declining expectations regarding increases in the benchmark U.S. interest rate, low and negative interest rates on sovereign debt issued by many of the world’s largest economies, global economic and political uncertainty highlighted by the British referendum in favor of leaving the European Union, and investor interest in gold as a safe haven asset. In the second half of 2016, the gold price was negatively influenced by a stronger U.S. dollar, rising U.S. and global interest rates, expectations of fiscal stimulus measures in the U.S. to be put in place by the newly elected administration, subdued physical demand in key consuming countries of China and India due to government measures to maintain currency valuations, and a decline in investor sentiment.

Barrick’s gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction, and consumer durables. Copper is primarily traded on the London Metal Exchange (“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, including in China, which has become the largest consumer of refined copper in the world, (iii) speculative investment positions in copper and copper futures, (iv) the availability and cost of substitute materials, and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years, LME prices per pound have ranged from a low of $0.66 to a high of $4.62, reached in February 2011. In 2016, LME copper prices traded in a range of $1.96 per pound to $2.74 per pound, averaged $2.21 per pound, and closed the year at $2.50 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China. The price of copper traded in a limited range in 2016, before increasing in the fourth quarter due to positive economic and copper usage data from China, expectations of increased infrastructure spending in the United States, an increase in the price of other non-precious mined commodities, and an increase in investor sentiment. Challenging near-term fundamentals currently limit potential increases to copper prices, but a dearth of new projects scheduled to enter production later in the decade could begin to positively impact prices in the coming years should physical demand continue to grow.

As at December 31, 2016, utilizing option collar strategies, and excluding co-product copper hedges put in place by Acacia, Barrick has protected the downside on approximately 65 million pounds of expected 2017 copper production at an average floor price of $2.20 per pound and can participate up to an average ceiling price of $2.82 per pound. These positions expire evenly over the first six months of 2017. In addition, as at December 31, 2016, Acacia has co-product copper collar hedges in place on approximately 13 million pounds of expected 2017 copper production at an average floor price of $2.30 per pound and can participate up to an average ceiling price of $2.78 per pound. Barrick’s remaining copper production is subject to market prices.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. At the Jabal Sayid mine, copper concentrate is sold to third party smelters and copper traders. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2016, excluding contractors, Barrick employed approximately 18,180 employees worldwide, including employees at Acacia and at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, the Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia. The number of employees represented by a labor union or covered by collective bargaining agreements at the Company’s operations is approximately 7,480.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees to conduct its operations. Certain Barrick mines may be adversely impacted if increased demands from its employees lead to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations (see “-Employee relations” and “ -Competition” in “Risk Factors”).

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of highly skilled and experienced employees (see “- Employees and Labor Relations” above).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to acquire attractive assets on terms it considers acceptable.

Corporate Social Responsibility

At Barrick, corporate social responsibility (“CSR”) refers to the range of management systems and practices in place to help manage and improve the Company’s impacts on and interactions with employees, the environment, and society generally. CSR continues to be a fundamental part of Barrick’s strategy and is critical to ensuring broad stakeholder support for Barrick’s operations.

Barrick continued to implement its global human rights compliance program in 2016, which is aligned with the UN Guiding Principles on Business and Human Rights. In 2016, human rights assessments were conducted at three sites by an independent consulting organization. Since 2012, all higher and medium risk Barrick operations and projects have been assessed. Higher risk sites or sites where particular concerns are identified are assessed more frequently. As a result of these assessments, Barrick also continued to invest in its global human rights training program at all mines and projects operated by the Company on a risk-tiered basis. For example, in 2016, approximately 890 employees and security personnel at the Company’s sites received in-person training on human rights issues as part of Barrick’s Code of Conduct, Human Rights and Anti-Corruption training program. In addition, approximately 3,080 employees received interactive online training relating to human rights as part of this program. Barrick continues to engage broadly on human rights and has partnerships with leading organizations such as White Ribbon. Barrick has been a member of the UN Global Compact’s (“UNGC”) Human Rights and Labour Working Group since 2013, the Steering Committee of the Voluntary Principles on Security and Human Rights between 2012 and 2014 and from 2016 to present, and the UNGC’s Steering Committee for its Business for Peace initiative and the Supply Chain and Sustainability Working Group since 2014. In 2017, Barrick intends to issue its first stand-alone Human Rights report to provide interested stakeholders with information on the Company’s human rights global compliance program and relevant risks. Each of these efforts - transparent reporting, programs and relationships -reinforces Barrick’s commitment to respect human rights wherever the Company operates.

As the Company advances its digital transformation, it expects important benefits to accrue to its employees, the environment, and its interaction with government and community partners and others. One example is the collision avoidance technology that is being piloted at the Cortez mine, which is expected to help reduce the risk of vehicle incidents. Another example is the real-time water quality monitoring initiative at the Pascua-Lama project, making this information publicly available for regulators, communities, and other interested stakeholders. These and other initiatives are intended to facilitate a more efficient exchange of information, assist the Company in identifying and anticipating issues, and are ultimately intended to help improve the relationships between Barrick’s mines, affected communities, governments and others.

Barrick convened two meetings of its independent CSR Advisory Board in 2016. Since establishing the Advisory Board in 2012, the Company has convened ten meetings, which have been hosted by Barrick’s CEO and, subsequently, by the President. These meetings are a forum for the Advisory Board members to interact with members of Barrick’s executive committee, provide insight on emerging CSR trends and issues that could affect the Company’s business, and provide critical feedback on the Company’s corporate social responsibility performance. Summaries of all meetings are posted on Barrick’s website. Plans are underway to host two meetings of the Advisory Board in 2017.

Barrick’s efforts in CSR continue to receive international recognition, including by the Dow Jones Sustainability World Index, in which the Company was listed in 2016 for the ninth consecutive year. Consistent with Barrick’s commitment to transparency, Barrick continues to participate in a number of voluntary initiatives, including the Extractive Industries Transparency Initiative, the Carbon Pricing Leadership Coalition, and the Carbon and Water Disclosure Projects. See “Environment” for additional information on Barrick’s environmental standards and practices.

Operations in Emerging Markets: Corporate Governance and Internal Controls

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many countries, including the United States, Canada and Australia and in emerging markets such as Argentina, Chile, Peru, the Dominican Republic, Papua New Guinea, Saudi Arabia, Tanzania and Zambia. Barrick has a long history of successfully developing and operating mines in emerging markets and has organizational and governance structures and protocols in place to manage the regulatory, legal, linguistic and cultural challenges and risks associated with having operations in these jurisdictions. For a detailed discussion of the risks associated with operating in emerging markets see “Risk Factors - Foreign investments and operations” starting on page 94 of this Annual Information Form.

Barrick holds its properties and projects in emerging markets indirectly through subsidiaries and/or joint venture entities which are locally incorporated or established for the purposes of compliance with local law. These operating subsidiaries or joint venture entities are in turn held through holding companies incorporated in jurisdictions with well-developed and reliable legal and taxation systems. Such holding companies: (i) facilitate internal company reorganizations of group companies; (ii) may facilitate project financing and commercial transactions such as the creation of joint ventures; and (iii) provide for predictability and legitimate dispute resolution processes. Barrick has designed a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to Barrick and its consolidated subsidiaries and joint ventures. These systems, which are coordinated by the Company’s senior management and overseen by its Board of Directors, are designed to monitor the activities at, and receive timely reports from Barrick’s operating subsidiaries and joint ventures. Barrick has implemented separate reporting systems for Acacia.

The Company has extensive operating experience in each emerging market in which a material property is located - the Dominican Republic, Peru and Argentina. Operating in emerging markets exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia. The Company manages and mitigates these risks through a variety of corporate governance mechanisms.

Board and Management Experience and Oversight

Barrick’s Board of Directors includes directors with experience working or running businesses in emerging markets. Gustavo A. Cisneros, an independent director, Chair of Barrick’s Corporate Governance & Nominating Committee and member of Barrick’s Compensation Committee, is an established businessman with significant experience running businesses in the Dominican Republic and Latin America. Mr. Cisneros is well-versed in many of the cultural, legal and regulatory considerations that are relevant to operating in Latin America and the Dominican Republic, in particular. Pablo Marcet, a newly appointed Argentine-resident independent director, is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America, including Argentina. Mr. Marcet’s deep operational and geopolitical experience in Latin America is a vital asset to the Company, as it manages its investments and evaluates new ones in the region. Graham G. Clow is an independent director who was elected to the Company’s Board of Directors in 2016 and is a member of the Company’s Risk Committee. Mr. Clow is the Chairman and Principal Mining Engineer of Roscoe Postle Associates Inc., a consulting firm providing reserves and resources services to the mining industry at all stages of project development. Mr. Clow has more than 40 years of experience in all aspects of mining, including acquisitions, exploration, feasibility, finance, development, construction, operations, and closure. Dambisa F. Moyo has been an independent director since 2011 and is a member of the Company’s Audit, Corporate Governance & Nominating and Risk Committees. Dr. Moyo is an international economist and author on the global economy with unique knowledge on the inherent risks and issues facing emerging markets. Kelvin P. M. Dushnisky, the Company’s President since 2015 and a member of the Board of Directors since 2016, has more than 25 years of international mining industry experience, with a focus on project development, government relations, and public affairs. Since joining the Company in 2002, Mr. Dushnisky has developed extensive experience dealing with critical issues and risks faced by the Company in emerging markets. In addition, Mr. Dushnisky is Chairman of Acacia, which has operations in Tanzania and in which the Company holds a 63.9% equity interest. Dr. Moyo and Messrs. Cisneros, Clow, Dushnisky and Marcet provide the Board of Directors and management with insight into, and an understanding of, many of the key issues that are germane to Barrick’s operations in emerging markets.

In addition, members of Barrick’s Board of Directors and senior officers regularly visit the Company’s operations in both developed and emerging markets. During these visits, they interact with local employees, government officials and business persons; such interactions enhance the visiting officers’ knowledge of local culture and business practices. In 2016 and 2017 to date, various of the Company’s independent directors visited the Cortez, Goldstrike, Jabal Sayid, Porgera, Pueblo Viejo, Turquoise Ridge and Veladero sites to monitor operational progress and risks.

The Board of Directors, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in emerging markets, and in so doing, maintains effective oversight of its business and operations. Through these updates, assessments and reports, the Board of Directors gains familiarity with the operations, laws and risks associated with operations in those jurisdictions. Further, the Board of Directors has access to head office management in Canada who work directly with local management and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Communications

While the reporting language with the head office is English, the primary operating language in the Dominican Republic, Peru and Argentina is Spanish. All Barrick policies, procedures, standards and training are available in both English and Spanish. Messrs. Cisneros and Marcet are native Spanish speakers. Many members of head office management are proficient in Spanish, and the majority of operational management in emerging markets are fluent in Spanish and English.

The Company maintains open communication with its operations in the Dominican Republic, Peru and Argentina through management team members who are fluent in Spanish and are proficient in English, removing language barriers between the Company’s head office in Toronto and the local management teams. The primary language used in meetings with head office management and Board meetings is English and material documents relating to the Company’s operations that are provided to the Board are in English. Material documents relating to the Company’s material operations in the Dominican Republic, Peru and Argentina are either in English or, where in Spanish, are translated into or summarized in English.

Further, the Pueblo Viejo, Lagunas Norte and Veladero mine sites participate in a weekly business plan review meeting with Barrick’s other mine sites and head office. This weekly meeting is chaired by Barrick’s President and Chief Operating Officer and serves to facilitate the timely flow of information and head office oversight of operations. Aside from the weekly meeting and frequent informal contact, Barrick does not have a formal communication plan that sets out measures that will be taken to mitigate any potential communication-related issues.

Internal Controls and Cash Management Practices

The Company maintains internal controls over financial reporting with respect to its operations in emerging markets by taking various measures and consistently applying them across its operations. Pursuant to the requirements of National Instrument 52-109 and the U.S. Sarbanes-Oxley Act of 2002, the Company assesses the design and operation of key internal controls over financial reporting on an annual basis at a minimum, following a risk-based approach. The working papers of the tests performed at all of the Company’s locations are reviewed at the head office level. The control standards utilized in emerging markets do not materially differ from those employed at the Company’s other operations.

Differences in banking systems and controls between Canada and each emerging market in which Barrick operates are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties.

The Company also has established (or, where the Company is not the operator, has required its partner to establish) practices, protocols and routines for the management and eventual distribution of its excess cash to its foreign owners. The distribution mechanisms depend upon local circumstances and financing arrangements in place and are compliant with applicable law. All material practices, protocols and routines are controlled and overseen by the Company’s Chief Financial Officer and are subject to customary internal reviews. Candidates for significant roles in the operations, including key positions of trust, are reviewed by the Company’s head office before appointment at the operating level. For additional details, see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures.”

Further, pursuant to its mandate, the Audit Committee has the authority to retain, at its sole discretion, outside legal, accounting or other advisors in any jurisdiction in which the Company operates, at the expense of the Company. The Audit Committee has unrestricted access to these advisors and may communicate directly with them. For additional details, see “Audit Committee.”

Managing Cultural Differences

Differences in cultures and practices between Canada and each emerging market in which Barrick operates are addressed by employing competent staff in Canada and the applicable emerging market jurisdiction who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Books and Records

Where required by applicable law, Barrick maintains and stores original copies of all company records in the applicable language. Company management and the Board of Directors have complete access to these records. The Company has also implemented a web-based global entity management system for recording and facilitating access to such information and documents.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte and Veladero mines as material properties. The following is a description of Barrick’s material properties.

Cortez Property

General Information

Project Description

The Cortez property is located 100 kilometers southwest of the town of Elko, Nevada in Lander and Eureka counties at elevations ranging from 1,370 meters to 1,675 meters. Cortez employs approximately 1,280 employees and 550 contractors.

As of December 31, 2016, the Cortez property encompassed an area of interest of approximately 291,126 hectares. The Cortez property is comprised of the Cortez Hills, Pipeline, Cortez and Gold Acres Complexes. Current mining activity is primarily focused on the Cortez Hills and Pipeline Complexes. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 85,872 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 16,200 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. All mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The property is accessible year round by paved road from Elko, Nevada.

Sufficient surface rights have been obtained for current operations at the property.

History

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered, with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott, then joint venturers, in September 2005 and confirmed by Barrick in 2006. Barrick obtained an interest in the Cortez property through its acquisition of Placer Dome in 2006. Barrick consolidated its 100% interest in the property following its purchase of the Kennecott interest in 2008.

Geology

Geological Setting

The Cortez property is situated along the Cortez/Battle Mountain trend. The principal gold deposits and mining operations are located in the southern portion of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized particles, very fine sulfide grains, and gold in solid solution in pyrite. Mineralization is disseminated throughout the host rock matrix in zones of silicified, decarbonatized, argillized, silty calcareous rocks and associated jasperoids.

Mineralization

The Cortez Hills deposit consists of the Breccia Zone, Middle Zone, Lower Zone, and the Pediment deposit. The maximum strike length of mineralization in the Cortez Hills deposit is approximately 1,300 meters, and the maximum width is approximately 420 meters. The mineralized zone starts at approximately 120 meters below surface and continues to more than 600 meters below surface. It is open at depth in the Lower Zone. Exploration to fully delineate the extent of the Cortez Hills deposit is ongoing.

Ore at the Pipeline deposit is hosted within silty carbonates associated with the Roberts Mountain Formation and Wenban Limestone. The maximum strike length of mineralization in the Pipeline deposit is approximately 1,600 meters, and the maximum width is approximately 1,200 meters. The mineralized zone starts approximately 60 meters below surface and continues to 600 meters below surface.

Mining Operations

Production and Mine Life

Deposits within the Pipeline Complex are being mined by conventional open pit methods. Mining at the Cortez Hills Complex is being conducted at the open pit operations using conventional methods and at the underground operations using underhand cut-and-fill methods.

Mining production rates (open pit and underground combined) for all mining activity at Cortez are expected to average about 142 million tonnes per year. Conventional open pit mining at Cortez Hills is currently scheduled through 2018 and underground mining through 2028. Open pit mining at the Pipeline Complex is scheduled to continue through 2023. Based on existing reserves and production capacity, including the Cortez Underground Expansion Project discussed in further detail below, the expected remaining mine life at Cortez is 15 years for open pit mining, 25 years for underground mining, and 15 years for processing operations. Cortez produced 1,059 thousand ounces of gold in 2016 at cost of sales applicable to gold of $901 per ounce and all-in sustaining costs of $518 per ounce. “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Cortez Underground Expansion Project

In 2015, Barrick completed a prefeasibility study for expanded underground mining in the Deep South Zone, below currently permitted areas of the Lower Zone at the Cortez Hills underground mine. The Deep South project remains on track to contribute average underground production of more than 300,000 ounces per year between 2022 and 2026.

Development of the range front twin declines that will provide access to the lower zone of the mine began in the fourth quarter of 2016. For the first time, the mine is using a roadheader (a piece of machinery that employs mechanical cutting to facilitate continuous tunnel boring), rather than traditional drilling and blasting.

The prefeasibility study anticipated a cost of sales of $840 per ounce, and average all-in sustaining costs of $580 per ounce, for mining in the Deep South Zone. Optimization work underway as part of the feasibility study has identified a number of opportunities to reduce these costs, including through the use of autonomous loading with a smart conveyance system, compared to a traditional conveyor system contemplated in the prefeasibility study.

Initial capital costs for the project remain unchanged, and are estimated to be $153 million. The expansion will enable Barrick to access approximately 1.9 million ounces of proven and probable reserves in the Deep South Zone, of which more than 80% are oxide (see Note 9 of “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables” in “Narrative Description of the Business -Mineral Reserves and Mineral Resources” for information regarding the classification of these reserves for U.S. reporting purposes). “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Permitting was initiated in 2016 with the submission to the Bureau of Land Management (“BLM”) of an amendment to the current Mine Plan of Operations. The permitting process is expected to take approximately three to four years, including the preparation of an Environmental Impact Statement. A record of decision is expected in 2019 or 2020. On this basis, dewatering and development work could begin as early as 2019 or 2020, with initial production from the Deep South Zone commencing in 2022 or 2023.

Barrick expects to complete a feasibility study by the end of 2017, which will focus on processing, backfill, and stope sequencing to optimize free cash flow.

Processing

The gold-recovery process used at Cortez is determined by considering the grade and metallurgical character of the particular ore: lower grade run-of-mine oxide ore is heap leached at existing facilities; higher-grade non-refractory ore is treated in a conventional mill using cyanidation and the CIL process; and refractory ore is stockpiled on site in designated areas and trucked to Goldstrike for processing (see “ - Goldstrike”). Gold recovered from the ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.

The active heap leach facilities are located at the Pipeline and Cortez Hills Complexes. Milling activities at Cortez are conducted at the Pipeline Complex, which includes crushing and grinding facilities, CIL circuits, reagent storage areas and a recovery/refining circuit. Mill throughput varies from

10,430 to 13,600 tonnes per day (11,500 to 15,000 tons per day) depending on the hardness of the ore being processed.

Water for process use at the Pipeline Complex is supplied from open pit dewatering systems, which include wells, pipelines and infiltration basins.

Infrastructure, Permitting and Compliance

Electric power for the Pipeline and Cortez Hills Complexes is purchased in the open market and supplied through an 80 kilometer distribution line.

On December 28, 2015, a Cortez employee was killed in a collision while operating a haul truck. The U.S. Mine Safety and Health Administration (“MSHA”) commenced a fatal accident investigation following the incident and issued three citations to Cortez on January 26, 2016. Civil penalties for the citations have yet to be proposed. MSHA commenced a special investigation into the incident, which could result in citations to individual employees.

All material permits and rights to conduct existing operations at the Cortez property have been obtained and are in good standing.

Cortez initiated a digital transformation effort in 2016 which is focused on automating some aspects of the mobile equipment fleet, automating the processing plant, using locating technology to increase the effective duration of work during mining shifts, and automating the maintenance work order process to improve mechanic and warehouse efficiency (see “General Information - General Development of the Business - Strategy”).

Environment

Vegetation is dominated by grass and shrubs. The climate is relatively arid and has little impact on mine operations. Operations are conducted throughout the year.

The mine’s dewatering operations have been enhanced with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling, and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

In 2016, all activities at the Cortez property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2016, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $136 million (as described in Note 27 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities.

For additional information regarding Barrick’s environmental initiatives, see “Environment.”

Exploration and Drilling

In 2016, approximately 22,278 meters in 85 exploration holes were drilled at Cortez, including Cortez Hills and Goldrush (for additional information on Goldrush, see “Exploration and Evaluations”). Spacing ranged from nominal 100 to 300 meters for earlier stage projects to 15 to 45 meter spacing for resource and reserve delineation programs. Drilling in the Cortez Hills area is conducted as underground platforms are developed. Mineralization remains open at depth. In the Deep South Zone, exploration continued to further define the limits of mineralization to the south. Drilling at Goldrush focused primarily on resource in-fill drilling for the first half of the year, and transitioned to step-out drilling to define the northern extent of the deposit during the second half of the year. Mineralization at Goldrush remains open to the north and east.

A total of 25,000 meters of drilling is planned for the Cortez operations area (Cortez Hills, Pipeline, Gold Acres) and another 30,000 meters is planned to be drilled north of Goldrush in 2017.

Approximately 20,530 drill holes have been drilled to date in the Cortez district. Reverse circulation drilling is currently used during the initial phases of exploration. Where reverse circulation holes encounter mineralization, they are re-drilled with core holes to produce high-quality sampling of the mineralization. The Pipeline Complex is drilled on 43 meter centers and the Cortez Hills Complex on 30 meter centers for open pit ore definition. Underground ore is delineated by nominal 15 meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries. Approximately 10% of the Goldrush Complex has been drilled to 45 meter centers.

Royalties and Taxes

All production from Pipeline is subject to a gross smelter return royalty of approximately 1.3% . In addition, production from certain portions of the Pipeline Complex is subject to a gross smelter return royalty (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5%. There is also a net value royalty of 3.75% on gold sales from the South Pipeline deposit.

All other production by Cortez, including Cortez Hills, is subject to a gross smelter return royalty of approximately 1.3%.

In addition, once the total amount of gold produced by Cortez after January 1, 2008 exceeds 15 million ounces, which has not yet occurred, 40% of production at Cortez will be subject to a royalty graduating from 0% to 3%, depending on the gold price, on the gross value of gold delivered, minus certain deductions for pre-existing royalties.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Cortez mine for the periods indicated:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Tonnes mined (000’s)	124,919	151,357
Tonnes of ore processed (000’s)	25,112	22,406
Average grade processed (grams per tonne)	1.73	1.73

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Ounces of gold produced (000’s)	1,059	999
Cost of sales applicable to gold per ounce	$901	$841
All-in sustaining costs per ounce[1]	$518	$603

1	“All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce, refer to “Non-GAAP Financial Measures.”

The most recent technical report on the Cortez property is the technical report entitled “Technical Report on the Cortez Operations, State of Nevada, U.S.A.” dated March 21, 2016 and authored by Roscoe Postle Associates Inc. (“RPA”). This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The diagram on the following page shows the design and layout of the Cortez property.

Goldstrike Property

General Information

Project Description

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Goldstrike employs approximately 1,650 employees and 250 contractors.

Current mining activity at Goldstrike is primarily focused on the Betze pit, Rodeo and Meikle underground and South Arturo pit. As of December 31, 2016, the Goldstrike property comprised 4,198 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and mill-site claims that are held subject to the paramount title of the United States of America. The Goldstrike property includes a total of 298 unpatented mining and mill-site claims to control the public acreage. Unpatented mining claims are maintained on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The Betze open pit, the underground mines and the beneficiation and processing facilities at the Goldstrike property are predominantly situated on land owned by Barrick. Access to the property is via paved road from Elko, Nevada, certain access agreements with Newmont Mining Corporation and a right-of-way issued by the Bureau of Land Management.

Sufficient surface rights have been obtained for current operations at the property.

History

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987.

Geology

Geological Setting

The property is located on the Carlin Trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time.

Mineralization

The major gold deposits - Post Oxide, Betze, Rodeo and Meikle - are all hosted in sedimentary rocks of the Silurian to Devonian ages. The gold mineralization at the Betze open pit (Post Oxide and Betze deposits) is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine (Rodeo and Meikle deposits). In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. The maximum strike length of mineralization in the Rodeo-Meikle ore zones is approximately 3,660 meters, and the maximum width is approximately 595 meters. The mineralized zone starts at approximately 180 meters below surface and continues to more than 586 meters below surface.

Mining Operations

Production and Mine Life

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The underground mine is a trackless operation.

Based on existing reserves and production capacity, the expected remaining mine life at Goldstrike extends to 2023 for underground mining, to 2027 for open pit mining and to 2032 for processing operations. There is potential for further extensions to the mine life from open pit, underground and additional processing of toll ores purchased from third-party vendors. Goldstrike produced 1,096 thousand ounces of gold in 2016 at cost of sales attributable to gold of $852 per ounce and all-in sustaining costs of $714 per ounce. “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Barrick’s 60% owned South Arturo project is located approximately eight kilometers northwest of Goldstrike. Waste stripping at South Arturo commenced shortly after receipt of the final water pollution control permit on March 26, 2015. Primary ore mining commenced in the second half of 2016. Phase 2 of South Arturo is scheduled to be completed in the first half of 2017. Barrick expects that the bulk of the ore from the South Arturo pit will be processed through Goldstrike’s refractory processing facilities, which are described in further detail below.

Processing

The Goldstrike property has two processing facilities: an autoclave installation, which was originally designed to treat the property’s non-carbonaceous sulfide (refractory) ore, and the roaster, which is currently used to treat the property’s carbonaceous ore, which is also refractory and responds poorly to cyanidation. The original combined installed capacity of these two facilities was approximately 27,000 to 30,000 tonnes per day. With the implementation of calcium thiosulfate leaching as described below, the combined installed capacity of the two facilities is approximately 26,000 to 27,000 tonnes per day. These processing facilities treat the ore from Goldstrike’s open pit and underground mines, as well as ore from

Barrick’s Cortez property. Gold recovered from the ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.

In 2014, Goldstrike completed the first phase of construction of its Total Carbonaceous Material (“TCM”) project, which utilizes a thiosulfate-based resin in leach technology to allow double-refractory carbonaceous ores to be processed through the autoclaves rather than the roaster. The TCM technology uses calcium thiosulfate to leach the gold after pressure oxidation rather than cyanide. Resin is used to collect the dissolved gold rather than activated carbon. First gold from the TCM process was produced in November 2014, following completion of construction of the first phase of the TCM facility. After a staged start-up, the autoclaves reached 85% of full production capacity of 12,000 tonnes per day in 2015. Tonnes processed increased by 34% and recovery improved by 12% in 2016. The new TCM circuit will allow the autoclaves to continue to operate through the remaining life of the mine. As a result, Goldstrike expects to be able to process stockpiled carbonaceous material earlier than anticipated and increase its capacity to process ore transported to Goldstrike from other properties. The expected average annual contribution is approximately 325 thousand ounces of production over the next five years.

Infrastructure, Permitting and Compliance

Most of Goldstrike’s power requirements are provided by a 115 megawatt natural gas-fired power plant. The remaining power requirements are satisfied by open market purchases of electricity. A natural gas pipeline was completed in the second quarter of 2013 to provide natural gas to the major production equipment at the autoclave and roaster facilities, which are fully operational.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to support mining, milling and related uses at the Goldstrike property. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwater via percolation, infiltration, and irrigation.

All material permits and rights to conduct existing operations at the Goldstrike property have been obtained and are in good standing.

Environment

The Northern Nevada climate is fairly arid and has little impact on mine operations. Vegetation is dominated by grass and shrubs.

In 2016, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2016, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $147 million (as described in Note 27 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities.

For additional information regarding Barrick’s environmental initiatives, see “Environment.”

Exploration and Drilling

In 2016, open pit mine exploration at the Goldstrike property completed an advanced exploration drill program along the northwestern perimeter of the Betze pit to follow up on 2015 drilling success. Drilling focused on key structural intersections controlling gold distribution with the aim of expanding the potential gold resource and smoothing the ultimate highwall design for the proposed 5th northwest Betze pit layback. A total of 2,426 meters of reverse circulation drilling from 10 drill holes was completed. No near-mine exploration drilling is scheduled in this area for 2017.

In 2016, at Arturo Button Hill, a total of 1,964 meters of advanced exploration drilling was completed with six drill holes in the El Niño area. Both reverse circulation and diamond core drilling methods were used to drill the west and northwest margins of the El Nino area. The remaining portion of this 2016 drill program is scheduled to be completed in the spring of 2017.

In 2016, Goldstrike conducted 29 underground exploration projects including - initial drill testing, infill drilling, reserve definition drilling and geotechnical drilling for a total of 54,125 meters from 739 holes using both reverse circulation and diamond core drilling.

Surface near-mine exploration drill programs in 2017 are planned to complete 5,580 meters of reverse circulation and diamond core drilling for drill test and resource definition programs. The drill test programs include the South Hinge and Ardent exploration targets. The resource definition program is focused on advancing the Arturo Phase 3 pit project through completion of supplemental metallurgical test holes. The Arturo Phase 3 drilling will also include 646 meters of sonic drilling to test waste rock dumped into a previously mined pit.

In 2017, a total of 93,708.9 meters of reverse circulation and diamond core drilling is planned for underground exploration at Goldstrike. The underground drilling will focus on five drill test targets, three advanced exploration programs and 24 areas of resource expansion. The planned drilling will focus on new target zones and follow-up of 2016 drilling program successes.

Approximately 44,906 drill holes have been drilled to date in the Goldstrike district, including South Arturo.

Royalties and Taxes

Most of the property comprising the Betze open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property.

The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest. The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Goldstrike property for the periods indicated:

	Year ended December 31, 2016	Year ended December 31, 2015
Tonnes mined (000’s)	67,834	72,304
Tonnes of ore processed (000’s)	7,361	6,752
Average grade processed (grams per tonne)	5.65	6.01
Ounces of gold produced (000’s)	1,096	1,053
Cost of sales applicable to gold per ounce	$852	$723
All-in sustaining costs per ounce[1]	$714	$658

1	“All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce, refer to “Non-GAAP Financial Measures.”

The most recent technical report on the Goldstrike property is the technical report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, Nevada, USA” dated March 16, 2012 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The diagram on the following page shows the design and layout of the Goldstrike property.

Pueblo Viejo Mine

General Information

Project Description

The Pueblo Viejo mine is an open pit mining operation located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sánchez Ramírez. The mine is approximately 100 kilometers northwest of the national capital of Santo Domingo. Pueblo Viejo employs approximately 2,086 employees and 2,400 contractors.

The Pueblo Viejo mine is situated on the Montenegro Fiscal Reserve, an area specially designated by Presidential Decree for the leasing of minerals and mine development, which covers an area of 4,880 hectares at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central. A special lease agreement (“SLA”) between the Dominican State and Pueblo Viejo Dominicana Corporation (“PVDC”) governs the development and operation of the Pueblo Viejo mine. The SLA provides PVDC with the right to operate the Pueblo Viejo mine for a 25-year period commencing from the date on which PVDC delivered the Project Notice under the SLA, with one extension by right for 25 years and a second 25-year extension by mutual agreement of the parties, allowing a possible total term of 75 years. The Pueblo Viejo deposits are located in two major areas, the Monte Negro pit and the Moore pit. The property is accessible year round by paved road from Santo Domingo.

Sufficient surface rights have been obtained for current operations at the property.

History

Early mining activity at the site dates back to the 1500s. Subsequent to that early mining activity, Rosario Resources commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in Rosario Resources and the Dominican Government continued operations as Rosario Dominicana S.A. Gold and silver production from oxide, transitional, and sulfide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo mine site. In July 2001, PVDC (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVDC and the Dominican Republic subsequently negotiated the SLA for the Montenegro Fiscal Reserve, which was ratified by the Dominican National Congress and became effective on July 29, 2003. In March 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp Inc. On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress. The Pueblo Viejo mine achieved commercial production in January 2013. A second amendment to the SLA became effective on October 5, 2013, and has resulted in additional and accelerated tax revenues to the government of the Dominican Republic (see “ - Royalties and Taxes” below).

Geology

Geological Setting

The Pueblo Viejo deposit consists of high sulfidation or acid sulfate epithermal gold, silver, copper, and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits. Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest.

Mineralization

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastics. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core. The mineralization extends for 2,800 meters north-south and 2,500 meters east-west and extends from the surface to 650 meters in depth.

Mining Operations

Production and Mine Life

The Pueblo Viejo mine achieved commercial production in January 2013 and completed its ramp-up to full design capacity in 2014. Mining operations are currently underway in the Monte Negro and Moore phase 2 pits.

Based on existing reserves and production capacity, the expected mine life is approximately six years for mining and 19 years for processing operations. Pueblo Viejo produced 700 thousand ounces of gold in 2016 (Barrick’s 60% share) at cost of sales applicable to gold of $564 per ounce and all-in sustaining costs of $490 per ounce. “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Processing

Gold and silver are recovered through pressure oxidation of the whole ore followed by hot cure and hot lime boil prior to cyanidation of gold and silver in a CIL circuit.

The autoclave circuit has been designed to initially oxidize an average of 1,600 tonnes per day of sulfur. As a result of the varying sulfur content of the mill feed, the processing rate ranges from 18,000 tonnes per day (high sulfur) to 24,000 tonnes per day (low sulfur). The rest of the process plant is designed to handle the maximum process throughput. Modifications to the lime circuit are essentially complete and the mine is progressing toward design capacity for silver and copper concentrate production. Pueblo Viejo is evaluating opportunities to further increase plant throughput by optimizing ore blending and autoclave availability.

The overall equipment efficiency of Pueblo Viejo’s autoclaves increased by 7% in 2016, to 81%, as a result of improvements to the autoclave walls, efficiency gains in scheduled autoclave shutdown and descalings, and reductions in upstream and downstream process constraints in the grinding and carbon-in-leach circuits.

Infrastructure, Permitting and Compliance

The tailings storage area is located in the El Llagal valley located approximately four kilometers south of the plant site. The starter tailings dam is constructed and in operation. The ultimate storage requirements of the tailings impoundment facility will continue to grow as additional resources are identified. The tailings storage area will contain all of the process tailings, waste rock and high density sludge precipitate to be generated over the life of the Pueblo Viejo mine, and runoff water from the design flood event. Additional tailings impoundment capacity will be studied and implemented as required by the resource base, as described in further detail below. In addition to solids storage, each cell in the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. The mine is situated in a seismically active area. The design of the dams at site was based on the maximum credible earthquake.

In addition to existing reserves, Pueblo Viejo had approximately 7.9 million ounces of gold and 39.2 million ounces of silver in the measured and indicated resource category (Barrick’s 60% share) as of December 31, 2016. A significant portion of these resources are not currently included in reserves due to tailings storage constraints. Barrick is conducting a prefeasibility study to refine the technical and financial analysis for an increase in tailings storage capacity and confirm whether the measured and indicated resources described above can be brought into reserves, significantly extending the life of the mine.

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements vary but are generally less than 130 MW at a process rate of 18,000 tonnes per day to 150 MW at 24,000 tonnes per day. In 2013, PVDC commissioned a 215 MW Wartsila combined cycle reciprocating engine power plant together with an approximately 100 kilometer transmission line connecting the plant to the mine site. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant is dual fuel and is currently operated on heavy fuel oil (“HFO”) with the capability to convert to natural gas in the future if a supply becomes feasible. The HFO is delivered at an existing HFO off-loading facility in the harbor at San Pedro and delivered to the plant by an 8 kilometer fuel pipeline.

All material permits and rights to conduct existing operations at the Pueblo Viejo mine have been obtained and are in good standing.

Environment

Elevation at the mine site ranges from 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October.

The Pueblo Viejo mine site is affected by a number of significant legacy environmental issues resulting from the conduct of operations at site prior to Barrick’s involvement in the mine. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities of the State. However, upon PVDC giving the Dominican State a Project Notice, which was issued by PVDC in 2008, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas,” except for hazardous substances at the Rosario’s plant site which remain the responsibility of the Dominican State. In addition, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies, and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Montenegro Fiscal Reserve. Under the SLA, PVDC and the Dominican State, respectively, were required to come into compliance with the historic environmental mitigation and remediation matters for which they are responsible under that agreement by November 2014. PVDC achieved compliance by that deadline. In the second half of 2016, PVDC was contracted to act as an agent of the Dominican State to carry out activities for which the Dominican State is responsible under the SLA pursuant to the Environmental Management Plan of the State (Plan de Administración del Estado). The requisite environmental permits were received in November 2016 to carry out the first stage of the closure plan, which will focus on dewatering, buttressing, and improving the stability of the old Mejita tailings facility.

In 2016, all of PVDC’s activities at the Pueblo Viejo mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2016, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $154 million (as described in Note 27 to the Consolidated Financial Statements).

Exploration and Drilling

During 2016, three exploration programs were undertaken at Pueblo Viejo. This consisted of reverse circulation drilling in the Monte Negro pit and Monte Oculto North pit, and reverse circulation condemnation drilling at NAG Monte Oculto waste dump. In 2017, exploration plans include reverse circulation drilling and mapping in Upper Mejita, core drilling in Monte Negro and Moore pits, in each case within or at the borders of the current pit boundaries. Pueblo Viejo also intends to conduct in-fill drilling at the Las Lagunas limestone quarry during 2017.

As of December 31, 2016, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contains 3,685 drill holes, comprised of 872 diamond drill core holes, 1,610 reverse circulation, and 1,203 percussion holes and rotary samples. Samples totaling 171,382 meters from diamond drill holes, 62,588 meters from rotary and percussion holes, and 149,129 meters from reverse circulation have been collected. In addition, 12,044 close-spaced reverse circulation grade control drill holes, totaling 486,979 meters were used to estimate the gold, copper and silver resources. The drill hole spacing is variable, ranging from 15 to 75 meters.

Royalties and Taxes

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a net smelter return royalty of 3.2%, which does not apply to copper or zinc; a net profits interest royalty of 28.75%; an income tax under a stabilized tax regime, which includes a 25% tax on income; and a withholding tax on interest paid on loans and on payments abroad and other general tax obligations.

In 2013, the government of the Dominican Republic expressed a desire to accelerate and increase the benefits that the Dominican Republic will derive from the Pueblo Viejo mine. The Company engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. In the third quarter of 2013, PVDC and the Dominican government finalized the second amendment to the SLA which became effective on October 5, 2013 and has resulted in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the following key changes: (i) the elimination of a 10% return embedded in the initial capital investment for the purposes of the net profits interest royalty calculation; (ii) an extension to the period over which PVDC may recover its capital investment in the Pueblo Viejo mine; (iii) a delay of application of net profits interest royalty deductions; (iv) a reduction in tax depreciation rates; and (v) the establishment of a graduated minimum tax, which will be adjusted up or down based on future metal prices. As required by the second amendment to the SLA, PVDC is currently working with the Dominican government to reset the graduated minimum tax rates for the three-year period from 2017 to 2019 (see “Legal Matters -Government Controls and Regulations”).

In addition, an environmental reserve fund has been established in an offshore escrow account as required by the SLA, which will be funded during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.

As of December 31, 2016, PVDC was owed $30 million by the government of the Dominican Republic for balances due under the SLA for payments made by PVDC on behalf of the government and amounts relating to Pueblo Viejo’s energy sales.

Financing

During 2010, PVDC secured a variable rate $1.035 billion loan facility for the Pueblo Viejo mine. This facility is insured for political risks by Export Development Corporation of Canada. Substantially all the assets of PVDC, including the Pueblo Viejo mine property and related assets, have been pledged as security under the loan. The effective interest cost for 2016 was 4.4% . As of December 31, 2016, PVDC had drawn down all available funds under the facility. On February 17, 2015, the Pueblo Viejo mine achieved certain operational and technical milestones as required for the loan facility to become non-recourse to Barrick and Goldcorp Inc. As a result, the sponsor guarantees previously provided by Barrick and Goldcorp Inc., in proportion to their ownership interest in the mine, were terminated as of February 17, 2015.

Streaming Transaction

On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. Barrick has accounted for the upfront payment as deferred revenue and recognizes it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. Barrick will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick sells gold and silver to Royal Gold equivalent to: (i) 7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter; and (ii) 75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver is delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. There is no obligation to deliver gold or silver under the agreement if there is no production from Pueblo Viejo.

Barrick receives ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

Production Information

The following table summarizes certain production and financial information for the Pueblo Viejo mine (Barrick’s proportional share) for the period indicated:

	Year ended	Year ended
	December 31, 2016[1]	December 31, 2015[1]
Tonnes mined (000’s)	23,278	22,736
Tonnes of ore processed (000’s)	4,527	4,150
Average grade processed (grams per tonne)	5.29	4.94
Ounces of gold produced (000’s)	700	572
Cost of sales applicable to gold per ounce	$564	$881
All-in sustaining costs per ounce[2]	$490	$597

1	Barrick’s proportional share.
2	“All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce, refer to “Non-GAAP Financial Measures.”

The most recent technical report on the Pueblo Viejo mine is the technical report entitled “Technical Report on the Pueblo Viejo project, Sanchez Ramirez Province Dominican Republic” dated March 14, 2014 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in the Dominican Republic. Nevertheless, operating in emerging markets, such as the Dominican Republic, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia, such as the SLA negotiations described above.

As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the Dominican Republic. For additional details, see “ - Foreign investments and operations,” “ - Permits,” “ - Inflation,” “ - Joint ventures,” “ - Security and human rights,” “ - Community relations and license to operate,” “ - Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors.”

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Pueblo Viejo operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “General Information - Operations in Emerging Markets: Corporate Governance and Internal Controls.”

The map on the following page sets out the design and layout of the Pueblo Viejo mine.

Lagunas Norte Mine

General Information

Project Description

The Lagunas Norte mine is an open pit, heap leaching operation located in the Alto Chicama mining district, 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine (now in closure). The property is located on the western flank of the Peruvian Andes at an elevation of 4,000 to 4,260 meters above sea level. The mine has approximately 780 employees and 1,000 contractors.

In 2002, Barrick acquired the three primary mining concessions, named “Derechos Especiales del Estado No. 1, 2 and 3,” respectively, from Centromin pursuant to an international bid process. In 2004, these three concessions were consolidated into a single mining concession called “Acumulación Alto Chicama” with an extension of 18,002 hectares, within which the existing open pit and process plant are located. Three additional mining concessions named “Los Angeles,” “Lagunas 15” and “Lagunas 16” were subsequently acquired directly by Barrick. The Alto Chicama mining property encompasses the above mentioned four mining concessions totaling 19,774 hectares. The mining rights have an expiry date if production is not commenced within certain timeframes. Additionally, to keep the mining rights in good standing, rights holders are required to pay annual land fees (currently $3.00 per hectare) and additional penalty payments during any period the properties are not in production. Currently, production activities are being carried out on the Acumulación Alto Chicama. On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian Government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years. The 15-year period commenced January 1, 2006. In January 2015, Barrick made a limited election out of the tax stability provisions included in the Legal Stability Agreement in order to benefit from reduced income tax rates (see “ - Royalties and Taxes” below). The property is accessible year round by road from both Trujillo and Huamachuco, Peru.

Sufficient surface rights have been obtained for current operations at the property.

History

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A., the State mining company, constructed a camp to reevaluate the previous coal operations. The Alto Chicama region hosts a low-grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.

Geology

Geological Setting

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

Mineralization

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulfidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. Mineralization outcrops and have been defined by drilling over an area of 1,000 meters long by 2,000 meters wide and up to 300 meters deep.

Mining Operations

Production and Mine Life

In 2016, mining activity at the Lagunas Norte mine focused on Phases 9, 10, 11, 12 and 13. For 2017, Barrick expects mining activity to be concentrated in Phases 10, 11, 12, 13 and 14 (phases with a higher content of “clean” ore with low total carbonaceous material and sulfur content).

Based on existing reserves and the current mine plan, which incorporates the Mine Life Extension Project discussed in further detail below, mine production is expected to continue until 2026 while processing of stockpiled material is expected to continue until 2031. Lagunas Norte produced 435 thousand ounces of gold in 2016 at cost of sales attributable to gold of $651 per ounce and all-in sustaining costs of $529 per ounce. “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 111,604 tonnes per day. Ore is crushed and then transported via truck to the leach pad and run-of-mine ore is transported directly to the leach pad at an average rate of 47,139 tonnes per day.

Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion.

Lagunas Norte Mine Life Extension Project

Barrick is studying a sequenced approach to extending the life of the Lagunas Norte mine by first optimizing the recovery of carbonaceous oxide ore contained in existing stockpiles, followed by extraction and processing of refractory ores.

The prefeasibility study for the refractory ore project contemplated an initial capital investment of approximately $640 million for the installation of a 6,000 tonnes per day grinding-flotation-autoclave and carbon-in-leach processing circuit to treat refractory material. Once ramped up, the circuit will have the potential to produce an average of 240,000 ounces of gold per year at a cost of sales of approximately $1,080 per ounce and all-in sustaining costs of $625 per ounce. “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Over the past year, Barrick has been studying a process to treat certain carbonaceous oxide material already stockpiled at the mine through heap leaching, helping to bridge the gap between processing of oxide and refractory materials. This has created an opportunity to first construct a grinding and carbon-in-leach processing circuit that would treat the remaining carbonaceous oxide material at the site, allowing Barrick to defer the construction of the flotation and pressure oxidation circuits required for treating refractory ore, optimizing the timing of capital expenditures.

Engineering for the grinding and carbon-in-leach circuits is underway at a feasibility level, and is expected to be available for review by Barrick’s investment committee by the end of 2017. Pending a positive investment decision and receipt of permits, construction of these facilities could begin in late 2018, with first production in 2020.

Following this, and subject to environmental impact assessment approval, construction of the refractory ore processing facilities (flotation and pressure oxidation circuits) could begin as early as 2020, with first production in 2023.

Infrastructure, Permitting and Compliance

Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the coastal city of Trujillo, approximately 95 kilometers from the mine. The east waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. Water for process use is taken from two small lagoons fed by rain-captured water pursuant to authorizations granted by the water authority. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to prevent residents downstream of the site from being adversely affected.

All material permits and rights to conduct existing operations at the Lagunas Norte mine have been obtained and are in good standing.

Environment

The Lagunas Norte mine is located in a mountainous climate. Generally, the climate of the area does not impact on the mine’s operations. Vegetation consists of small shrubs and grasses. The area experiences heavy rainfalls between October and April.

In February 2010, Barrick filed an amendment to the Environmental Impact Assessment (the “First EIA Amendment”) which proposed certain modifications to some of the mine facilities at the Lagunas Norte mine. The First EIA Amendment was approved by the environmental mining authority on August 6, 2010. Barrick completed construction and start-up of a carbon-in-column plant in 2013 and a new leach pad (Phase 5), secondary treatment plant and operational ponds in 2014. A new reverse osmosis water treatment plant was completed in 2014 and achieved start-up in February 2015. Construction of Phase 6 of the new leach pad commenced in 2015 and was completed in 2016.

On November 18, 2013, Barrick obtained approval from the environmental mining authority for an open pit expansion (Phase 8 open pit) and connection between the new and existing leach pads (Phase 8 leach pad) as well as for an increase in the height of the existing leach pad and the development of clay quarries and additional auxiliary mining infrastructure. In addition, on February 13, 2014, Barrick obtained approval from the environmental mining authority to increase Lagunas Norte’s mining fleet, modify the carbon-in-column plant and add storage capacity for mining equipment.

In November 2014, Barrick submitted to the authority a second amendment to the EIA, which proposed modifications to the mining plan, an increase in open pit area and tonnage, modifications to the east waste dump and heap leach designs and additional ancillary facilities. This permit was approved in July 2015.

In December 2015, the government modified the 2008 water quality standards in various respects, including to better align with international standards and provided a new implementation schedule. The site is currently developing the plan to comply with those standards, according to schedule. This plan was submitted to the authority during the first quarter of 2017.

In 2016, all activities at the Lagunas Norte property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2016, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $157 million (as described in Note 27 to the Consolidated Financial Statements).

For additional information regarding the Company’s environmental initiatives, see “Environment.”

Exploration and Drilling

During 2016, Lagunas Norte completed 6,315 meters of in-fill drilling in 31 holes with drill spacing of 25 meters. The objective of the 2016 in-fill drilling program was to improve the resource model at the mine and confirm the potential for additional mineralization below and surrounding the current open pit.

For 2017, Lagunas Norte expects to conduct a reserves and resources delineation program involving approximately 8,000 meters of drilling. The program is intended to further improve the resource model at the mine including by reducing drill hole spacing to 25 meters, as well as to confirm the continuity of mineralization associated with the Mine Life Extension Project described above.

As of December 31, 2016, a total of 1,739 holes and 265,990 meters have been drilled at Lagunas Norte with approximately 77,083 meters of reverse circulation and over 187,847 meters of diamond drill. The drilling program at Lagunas Norte has been completed at an average of approximately 30 meter centers.

Royalties and Taxes

Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter return royalty of 2.51% in 2005. In December 2006, Centromin transferred all of its rights and obligations (including the foregoing royalty) with respect to the mine to Activos Mineros S.A.C., a State mining company (“Activos”). In 2016, $13.7 million was paid to Activos under the terms of this royalty.

On October 20, 2011, Minera Barrick Miscquichilca S.A. (“MBM”), Barrick’s subsidiary that operates Lagunas Norte, signed an agreement with the Peruvian Government under which it voluntarily committed to pay on a quarterly basis the Special Mining Contribution (“SMC”) approved by Law No. 29790 until the expiration of the Legal Stability Agreement. Beginning in January 2015, following its limited election out of the tax stability provisions in the Legal Stability Agreement, MBM ceased to contribute SMC and became subject to the Special Tax on Mining (“STM”) approved by Law No. 29789, which is assessed on a sliding scale ranging from 2.0% to 8.4% based on quarterly operating income margin. The SMC and STM paid for 2016 totaled $6.4 million.

In December 2013, the Peruvian government established two different contributions to be paid by mining companies to the regulatory agencies in charge of supervising mining, energy and environmental activities (OSINERGMIN and OEFA). The contributions are calculated on a monthly basis of mineral sales at rates of 0.16% for OSINERGMIN and 0.13% for OEFA. In 2016, $2 million was paid to OSINERGMIN and OEFA.

For the years 2015 and 2016, following the opt-out by MBM of the tax stability provisions in the Legal Stability Agreement, MBM was subject to a 28% income tax rate at the corporate level and a 6.8% income tax rate at the shareholder level. As a result of new income tax rates approved in December 2016, MBM will be subject to a 29.5% income tax rate at the corporate level and a 5% income tax rate at the shareholder level for profits generated in 2017. In addition to the tax changes, the Peruvian government introduced other measures benefiting mining tenure and permitting activities.

Financing

MBM has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte. As at December 31, 2016, the aggregate amount outstanding under these capital lease programs was $55.7 million. The average interest rate in 2016 for the capital leases was LIBOR plus 2.91% .

Production Information

The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended December 31, 2016	Year ended December 31, 2015
Tonnes mined (000’s)	40,847	49,126
Tonnes of ore processed (000’s)	17,253	21,880
Average grade processed (grams per tonne)	1.12	1.02
Ounces of gold produced (000’s)	435	560
Cost of sales applicable to gold per ounce	$651	$669
All-in sustaining costs per ounce[1]	$529	$509

1	“All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce, refer to “Non-GAAP Financial Measures.”

The most recent technical report on the Lagunas Norte mine is the technical report entitled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” dated March 21, 2016 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in Peru. Nevertheless, operating in emerging markets, such as Peru, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia.

Operating in an emerging market such as Peru subjects the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia. For additional details, see “ - Foreign investments and operations,” “ - Permits,” “ - Inflation,” “ - Joint ventures,” “ - Security and human rights,” “ - Community relations and license to operate,” “ - Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors.”

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Lagunas Norte operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “General Information - Operations in Emerging Markets: Corporate Governance and Internal Controls.”

The diagram on the following page sets out the design and layout of the Lagunas Norte mine.

802000
804000
806000
N
RIO NEGRO 2 QUARRY
WEST WASTE DUMP
EAST WASTE DUMP
OPEN PIT
CALLACUYAN QUARRY
CURRENT LEACH PAD
NEW LEACH PAD
LEGEND
Fence EIA-2015
Approved EIA-2015
Current Components
Lakes
0 500 1,000 mt.
1:35,000
IMAGEN QUICKBIRD 2013
BARRICK
Mine Layout
Lagunas Norte
2016

Veladero Mine

General Information

Project Description

The Veladero mine is an open pit mine using heap leaching located in San Juan Province, Argentina. The mine is located immediately to the south of Barrick’s Pascua-Lama project and approximately 360 kilometers by road northwest of the city of San Juan at elevations of between 3,900 and 4,800 meters above sea level. The mine has approximately 1,300 employees and 2,300 contractors.

The Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) and operated by MAG pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAG (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAG, which are: Ursulina Sur; Florencia 1; Gaby M; Río 2 and Río 3. The Veladero mining properties cover an area of approximately 14,420 hectares.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date, however, to keep them in good standing concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2016, the Veladero mine has complied with these requirements with respect to its current mining properties.

Barrick has an undivided 90% interest in “Campo Las Taguas,” which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property. Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas. Access to the property is via a combination of public highways and an upgraded private gravel road.

Sufficient surface rights have been obtained for current operations at the property.

History

Following a competitive bidding process completed by IPEEM in 1994, Argentina Gold Corp., a Canadian exploration company, was awarded exploration rights to Veladero. AGC then entered into a joint venture agreement with Lac Minerals Ltd. (“Lac Minerals”), which was acquired by Barrick a short time later. In 1995, AGC assigned its interest to MAG and from 1996 through 1998 the MAG/Barrick joint venture successfully explored Veladero. In early 1999, Homestake acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAG and Barrick Exploraciones Argentina S.A. Full construction of the Veladero mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005.

Geology

Geological Setting

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 kilometer by 25 kilometer north-trending corridor of Permian to late Miocene volcanic and intrusive rocks.

Mineralization

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3 kilometer long by 400 meter to 700 meter wide tabular blanket localized between the 4,000 and 4,350 meter elevations. The Veladero deposit comprises three orebodies: Cuatro Esquinas in the center, Filo Federico in the north and Amable in the south. Much of the Veladero deposit is covered by up to 170 meters of overburden. A variety of volcanic explosion breccias and tuffs are the principal host rocks at the Filo Federico orebody, where alteration consists of intense silicification. Mining from the Amable and Argenta orebodies concluded in 2014.

Mining Operations

Production and Mine Life

The Veladero mine is an open pit truck-and-shovel operation. Production currently includes the mining of gold and silver from the Filo Federico pit. Stockpiled ore from the Argenta pit, where mining was completed in early 2014, will be processed during the remaining life of the mine. Mining is currently scheduled to commence at the Cuatro Esquinas orebody in 2018, with initial gold production expected in 2020.

Based on existing reserves and production capacity, the expected mine life is approximately eight years, with mining and processing operations ending by 2024. Barrick is investigating extending processing operations further through the continued leaching of stacked ore. Veladero produced 544 thousand ounces of gold in 2016, at cost of sales attributable to gold of $872 per ounce and all-in sustaining costs of $769 per ounce. “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

Processing

The Veladero mine has a valley-fill heap leach operation and two-stage crushing process. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Current crushing capacity at the Veladero mine is 85,000 tonnes per day.

Infrastructure, Permitting and Compliance

Veladero self generates electric power using a diesel power plant (permanently-installed diesel-generator sets) with an aggregate 20 megawatt capacity and a wind turbine with a 2 megawatt capacity.

In 2016, the new Argentinean government removed certain foreign exchange and import control restrictions. However, an import control regime remains in place and, while Barrick continues to experience delays in the importation of goods, supply times are slightly more predictable.

In December 2013, the Province of San Juan, Argentina adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in the Province of San Juan, and must also hire 80% of its work force from the Province of San Juan. The law requires mining companies conducting exploration or exploitation activities in the Province, such as Barrick, to allocate 75% of their annual purchases or contracts to such local suppliers. Barrick is continuing to evaluate possible judicial or administrative challenge to the law.

All material permits and rights to conduct existing operations at the Veladero mine have been obtained and are in good standing.

Environment

Vegetation at the mine site is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan.

The Veladero mine received environmental impact study (“EIS”) approval in November 2003 from the Mining Authority of the San Juan Province. Under Argentine law, Veladero is required to update the EIS at least every two years. Updates to the study were approved in April 2007, March 2009, November 2010, April 2014 and December 2016. The fourth EIS update, which was approved in April 2014, incorporated new operating parameters for the leach pad or valley-fill leach facility (“VLF”) of the mine and included updated glacier-related and environmental management information. MAG submitted a fifth EIS update on March 7, 2014. On January 8, 2015, MAG submitted an addendum to the fifth EIS update in order to reflect the terms of the prior EIS update approved in April 2014. MAG submitted a sixth EIS update on February 25, 2016, incorporating changes to the environmental monitoring program as well as details regarding the environmental impact of the cyanide release discussed in further detail below. The sixth EIS update is currently under review by the Provincial mining authority.

On December 30, 2016, the Provincial mining authority approved the fifth EIS update, as amended, which had included a request for approval of the leach pad expansion for Phases 6 to 9. The fifth EIS update did not include an approval of Phases 6 to 9. Rather, the Provincial mining authority required additional technical information. MAG submitted an initial response to the Provincial mining authority on January 12, 2017, and has provided additional information during the first quarter of 2017. Future production at Veladero after 2017 could be impacted if the leach pad expansion is not timely approved.

Production at Veladero remains subject to restrictions that affect the amount of leach solution that can be applied to the leach pad. The fifth EIS update has maintained requirements previously imposed by the Provincial mining authority that set a level limit for the leach solution storage area, which affects the operation of the leach pad. This permit also restricts the addition of cyanide to the leaching process when the level limits of the storage area are exceeded. These restrictions are considered in Barrick’s 2017 operating guidance.

On September 13, 2015, a valve on a leach pad pipeline at Veladero failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAG notified regulatory authorities of the situation. Environmental monitoring was conducted by MAG and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations have returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order.

On October 9, 2015, the Provincial mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to the valve failure and release of cyanide-

bearing process solution. MAG submitted its response to these allegations in October 2015 and provided additional information in January 2016. On March 11, 2016, the Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million while the request for reconsideration was pending. On December 29, 2016, the request for reconsideration was rejected by the Provincial mining authority. MAG is considering whether to continue challenging certain aspects of the decision. MAG is implementing a remedial action plan at Veladero in response to the incident as required by the Provincial mining authority. Certain construction-related activities in the VLF are still pending. These activities are expected to be completed within the first half of 2017. See “Legal Matters - Legal Proceedings - Veladero - Release of Cyanide-Bearing Process Solution - San Juan Provincial Regulatory Sanctioning Proceeding.”

Also on March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAG employees in connection with the incident. The individual defendants have appealed the indictment. See “Legal Matters - Legal Proceedings - Veladero - Release of Cyanide-Bearing Process Solution - Criminal Matters.”

On September 8, 2016, ice rolling down the slope of the leach pad damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the Provincial mining authority and a Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the Provincial mining authority and a judicial inspection of the mine, the Provincial court lifted the suspension of operations and ordered that mining activities be resumed. See “Legal Matters - Legal Proceedings - Veladero - Release of Crushed Ore Saturated with Process Solution - Temporary Suspension of Operations and Regulatory Infringement Proceeding.”

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the VLF. In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. See “Legal Matters - Legal Proceedings - Veladero Cyanide Leaching Process - Civil Action.”

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of mining activity. In late January 2013, the Province of San Juan, where Barrick’s operations are located in Argentina, announced that it had completed the required environmental audit, which concluded that Veladero does not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which includes the area where the Veladero mine and Pascua-Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue (for additional information about this matter, see “Legal Matters - Legal Proceedings”).

As at December 31, 2016, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $60 million (as described in Note 27 to the Consolidated Financial Statements).

For additional information regarding Barrick’s environmental initiatives, see “Environment.”

Exploration and Drilling

During 2016, a total of 2,891 meters of reverse circulation drilling was completed in the Federico area in order to improve the reserves and resources model for the mine in 2017. The 2016 exploration plan included approximately 603 meters of diamond core drill holes in the Federico phases 3 and Ozzy Norte area.

The 2017 exploration plan contemplates a total of 2,800 meters of reverse circulation drilling to further improve the mine’s reserves. For resources, the 2017 plan includes 500 meters of reverse circulation drilling and 800 meters of diamond drill holes and resource model. In addition, 2,000 meters in diamond drill holes will be completed in the Federico pit area site to explore a new target area.

As at December 31, 2016, the Veladero drilling database was comprised of 311,519 meters of reverse circulation drill holes and 67,977 meters of diamond core drill holes and a total of 4,145 meters of channel samples from declines. Drill spacing within mineralized zones is approximately 40 meters.

Drill hole spacing varies across the deposit. In the central portions of the Amable and Filo Federico pits, average drill hole spacing is in the range of 35 meters to 40 meters, increasing outwards to 50 meters to 90 meters spacing.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. This Boca Mina is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between Barrick and IPEEM, a 0.75% Boca Mina royalty is payable to IPEEM for the metals produced from the Veladero property, including from stockpiled ore from the Argenta deposit.

Finally, and only for the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production, a gold price of $1,500 per ounce and a silver price of $35 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund pursuant to the EIS.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAG, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, Barrick and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the

Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Veladero’s export of gold doré was subject to this 5% export duty from the commencement of operations in 2005 until December 20, 2015, when the duty was repealed by the new Argentinean government.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

In September 2013, Argentina adopted a 10% tax on dividends paid by Argentinean entities to individuals and non-resident investors. However, Argentina abolished this tax in June 2016.

Production Information

The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended December 31, 2016	Year ended December 31, 2015
Tonnes mined (000’s)	62,227	83,409
Tonnes of ore processed (000’s)	28,028	28,385
Average grade processed (grams per tonne)	0.82	0.82
Ounces of gold produced (000’s)	544	602
Cost of sales applicable to gold per ounce	$872	$792
All-in sustaining costs per ounce[1]	$769	$946

1	“All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce, refer to “Non-GAAP Financial Measures.”

The most recent technical report on the Veladero mine is the technical report entitled “Technical Report on the Veladero Mine, San Juan Province, Argentina” dated March 27, 2014 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in Argentina. Nevertheless, operating in emerging markets, such as Argentina, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia, such as the imposition of the export duty and foreign currency controls described above.

Barrick’s operations in Argentina have historically been subject to particular exposure from inflationary risks and currency fluctuations. Under the administration of the former President of Argentina, the exchange rate between the Argentine peso and the U.S. dollar was fixed, despite a steadily depreciating value for the Argentine peso in global currency markets. As the Company is required to pay its in-country suppliers and employees in the local currency, it experienced a steady increase in operating costs as a result of the fixed exchange rate. In late 2015, the new administration of President Macri changed the exchange rate of the Argentine peso from fixed to floating, resulting in an initial devaluation of the Argentine peso by approximately 25%. This change resulted in lower operating costs in Argentina for the Company, which was net positive. Further fluctuation in the exchange rate may have a negative impact on the Company’s operations in Argentina.

For additional details on the risks and uncertainties applicable to Barrick’s operations in Argentina, see “ - Foreign investments and operations,” “ - Permits,” “ - Inflation,” “ - Joint ventures,” “ - Security and human rights,” “ - Community relations and license to operate,” “ - Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors.”

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Veladero operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “General Information - Operations in Emerging Markets: Corporate Governance and Internal Controls.”

The diagram below sets out the design and layout of the Veladero mine.

EXPLORATION AND EVALUATIONS

Barrick has historically grown its reserve base through a combination of discovery and acquisitions involving an exploration strategy that includes district development programs, which focus on exploration in and around its operating properties, as well as early-stage exploration programs. The Company’s strategy is to maintain a mix of projects at different stages in the exploration and development sequence. In 2016, Barrick spent a total of $154 million on its exploration and evaluation activities (2015: $181 million), comprised of $130 million of exploration expenditures ($108 million expensed; $22 million capitalized) and $24 million of expensed evaluation expenditures. Of the total $130 million spent on exploration in 2016, approximately $51 million was spent in North America, approximately $48 million was spent in South America, approximately $7 million was spent in Australia Pacific and approximately $24 million was spent by Acacia. The $24 million in expensed evaluation expenditures in 2016 consisted of costs incurred to determine the economic potential of mineral deposits and mine development costs.

Barrick’s exploration strategy focuses on: finding new discoveries; replacing and adding reserves and resources at Barrick’s existing operations and development projects; and identifying and delivering exploration upside following acquisitions. Exploration is directed from Barrick’s head office in Toronto and is conducted through its regional exploration offices and sites around the world. Barrick’s exploration success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective mineral districts and a structured and disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are performed. The Company has maintained a strong commitment to exploration by recognizing the value to the Company through exploration and evaluations success.

Highlights of the Company’s greenfield exploration program for 2017 include the Fourmile target, adjacent to its Goldrush discovery in Nevada, and the Frontera District on the border of Argentina and Chile. Barrick has also formed new partnerships with Alicanto Minerals in Guyana and Osisko Mining in the Labrador Trough of Northern Québec, where the Company sees the potential to develop new core mineral districts.

In 2017, Barrick expects to incur approximately $185 to $225 million of exploration and evaluation expenditures. Approximately 80% of the Company’s total exploration budget is allocated to the Americas. Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines. Barrick continues to take advantage of existing infrastructure and advance key growth projects such as Goldrush and Alturas (each discussed in further detail below) and Cortez Hills Deep South (see “Material Properties - Cortez Property”). These expenditures are expected to provide a near-term return on investment by adding to and/or upgrading Barrick’s reserve and resource base, and in some cases may positively impact production and mine life.

In 2017, Barrick expects its share of project expenses to be in the range of $230 to $270 million (2016: $105 million). Project expenses primarily relate to expenses at Pascua-Lama for water management and monitoring activities as part of the temporary suspension plan, and other project expenditures associated with Cerro Casale, Donlin Gold and Reko Diq. Barrick’s other projects, which are at various stages of development, are described below.

Goldrush

Barrick has completed a prefeasibility study at Goldrush, which is located six kilometers southeast of the Cortez Hills mine and 24 kilometers southeast of the Pipeline mine on 100% Barrick-owned property in Nevada. The study contemplates an estimated initial capital investment of approximately $1 billion to access approximately 9.6 million ounces of gold classified as measured and indicated resources and 1.9 million ounces of gold classified as inferred resources as of year-end 2016.

Average annual production for the first full five years of operation is expected to be approximately 450,000 ounces of gold. Goldrush is expected to have a mine life of 21 years, with first production as early as 2021, and sustained production in 2023. The prefeasibility study anticipated a cost of sales of $800 per ounce, and average all-in sustaining costs of $665 per ounce. Barrick has identified opportunities to further reduce operating costs while advancing the feasibility study. “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures - All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 132 to 141 of this Annual Information Form.

During 2016, Barrick obtained the necessary permits for the construction of twin exploration declines. This will enable further drilling of the ore body in support of the feasibility study, including the conversion of measured and indicated resources to proven and probable reserves. The twin decline portal access site has been cleared, and work is expected to begin on the portal pad in the second quarter of 2017. Barrick is also carrying out additional surface exploration drilling in the Red Hill zone, the shallowest portion of the Goldrush deposit. Permitting is expected to commence in 2018, initiating a three- to four-year environmental permitting process. Underground development and production activities would commence following receipt of permits.

The Goldrush deposit remains open in a number of directions. In addition, the Company continues to drill at the highly prospective Fourmile target, just north of the Goldrush discovery.

Alturas

In April 2015, Barrick announced a new gold discovery known as Alturas, located in the Andean region of Chile approximately 30 kilometers south of the former El Indio mine. Alturas is part of a large mineralized system which extends well beyond the limits of the current drilling area. At year-end 2016, Barrick reported an initial inferred resource of 6.8 million ounces of gold at Alturas. In 2017, Barrick will focus on continued infill drilling and step-out drilling to expand the resource, and expects to complete a scoping study. This deposit is geologically similar to the nearby Veladero mine in Argentina. However, drilling results to date have yielded oxide mineralization at higher grades than Veladero, and preliminary leach tests appear favorable.

Pascua-Lama

Pascua-Lama is located on the border of Chile and Argentina, in the Frontera district at an elevation of 3,800 to 5,200 meters, approximately 10 kilometers from Barrick’s Veladero mine. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals in 1994. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995 and the remaining project mining concessions were acquired from Minera S.A. in 1997. The Pascua-Lama project has cross-border mining operations that are granted by a mining treaty between Chile and Argentina. The initial Pascua-Lama project was designed as a large-scale open pit operation centered at an elevation of 4,800 meters with processing facilities having an initial designed throughput capacity of 45,000 tonnes per day.

Construction on the Pascua-Lama project began in October 2009. During the fourth quarter of 2013, Barrick announced the temporary suspension of construction, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The suspension of construction in Chile and Argentina postponed and reduced near-term cash outlays, allowing Barrick to proceed with development at the appropriate time. The ramp-down was completed on schedule and budget in mid-2014. In late 2015, the Pascua-Lama project began implementing a temporary suspension plan as submitted to the mining authorities in Chile and Argentina. On March 13, 2017, the Chilean Supreme Court vacated the temporary suspension plan, ruling that additional information from Chile’s environmental regulator was required, and ordering the Chilean mining authority to issue a new resolution on the plan after receiving such information (see “Legal Matters - Legal Proceedings - Pascua-Lama - Constitutional Protection Action” for more information about this matter). In 2017, Barrick anticipates expenditures of approximately $175 to $195 million for the project, primarily related to prefeasibility studies, water management and monitoring activities as part of the temporary suspension plan. Implementation of the temporary suspension plan could require adjustments resulting from regulatory and legal actions and weather conditions, which could increase costs associated with the plan.

Following a detailed review of multiple development options for Pascua-Lama in 2016, both open-pit and underground, Barrick has initiated a prefeasibility study to evaluate the construction of an underground mine. The study will evaluate the use of low-cost bulk mining methods, including block cave mining. Cash flow from Lama could support a staged development that would, over time, incorporate ore from the Chilean side of the border, subject to additional permitting in Chile. If the study concludes that a phased underground development option meets Barrick’s risk and financial criteria, and is a more compelling investment proposition than the permitted bi-national open pit plan, the Company would expect to recalculate reserves and resources at Pascua-Lama to reflect an underground mine plan, likely resulting in a reduction to current reserves and resources at the Pascua-Lama project. Efforts in Chile this year will focus on advancing project concepts in parallel with the study.

A decision to restart development will also depend on more certainty regarding legal and permitting matters. For more information about these matters, see the following sections of “Legal Matters - Legal Proceedings,” “ - Pascua-Lama - SMA Regulatory Sanctions,” “ - Pascua-Lama - Constitutional Protection Action” and “ - Pascua-Lama - Water Quality Review.” Certain additional permits and authorizations will be required for the construction, operation and/or closure of project facilities at Pascua-Lama in both countries.

The water treatment plant on the Chilean side of the Pascua-Lama project was damaged during the second quarter of 2016 as a result of heavy snowfall. For more information about this matter, see “Environment.”

In 2009, Barrick entered into the Silver Purchase Agreement with Silver Wheaton whereby it sold the equivalent of 25% of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Barrick initiated the closure of the Pierina mine in August 2013 and does not anticipate significant silver production from that mine in future years (see “General Information -General Development of the Business”). Under the agreement, the Company was entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. Barrick received the final cash installment payment of $137.5 million in 2012. Barrick had provided Silver Wheaton with a completion guarantee, requiring the Company to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. In 2014, Silver Wheaton agreed to extend the completion date for Pascua-Lama to June 30, 2020 and will continue to receive silver production from the Lagunas Norte, Pierina (now in closure) and Veladero mines until March 31, 2018. If the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Silver Wheaton, in which case Silver Wheaton will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. As at December 31, 2016, the remaining cash obligation was $288 million.

As of December 31, 2016, the Pascua-Lama project received $429 million in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount plus $236 million of interest must be repaid if the project does not evidence exports for an amount of $3.54 billion within a term that expires on June 30, 2018. On January 25, 2017, Barrick applied for an extension of the 2018 deadline. No amounts have been recorded for any potential liability related to VAT refunds in Chile. As of December 31, 2016, the Pascua-Lama project recorded $255 million in VAT recoverable in Argentina relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentine pesos.

Pascua-Lama had approximately 14.1 million ounces of proven and probable gold reserves and 606.8 million ounces of contained silver as of year-end 2016.

Donlin Gold and Cerro Casale

Donlin Gold and Cerro Casale (both described in further detail below) contain large, long life mineral resources in stable jurisdictions, have significant leverage to the price of gold, and therefore represent valuable long-term opportunities for the Company. Barrick will maintain and enhance the option value of these projects by advancing permitting activities at reasonable costs which will take a number of years. During this time, Barrick will monitor the attractiveness of these projects and evaluate alternatives to improve their economics. This will provide the Company with the option to make construction decisions in the future should investment conditions warrant.

The Donlin Gold project is a large, predominantly refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NOVAGOLD Resources Inc. to form a jointly owned limited liability company, Donlin Creek LLC (now, Donlin Gold LLC), on a 50/50 basis to advance the project. In 2012, the National Environmental Policy Act permitting process commenced, with the U.S. Army Corps of Engineers (“USACE”) as the lead agency. Current activities, by which Barrick maintains and enhances the option value of this project at a modest cost, are focused on permitting, community outreach and workforce development. Long-term surface use rights for the project were acquired in 2014. In 2015, Donlin Gold continued to advance key permits for the project, and in November 2015, USACE released a Draft Environmental Impact Statement (“DEIS”) for public review and comment. The comment period for the DEIS ended in May 2016. The final EIS is expected in early 2018. As the Donlin Gold project continues to advance through the permitting process, Barrick is also working with its partner on strategies to further optimize the project. This includes evaluating alternative development scenarios with the potential to lower capital intensity, as well as incorporating innovation, automation, and other opportunities to improve overall economics. At year-end 2016, Donlin Gold, on a 50% basis, had approximately 19.5 million ounces of measured and indicated gold resources.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, Cerro Casale is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo. Barrick has a 75% interest in the project and obtained control over the project following its March 2010 acquisition of a 25% interest from Kinross. Approval of the environmental impact assessment for Cerro Casale was received in January 2013 from the Servicio de Evaluación Ambiental, the environmental authority of northern Chile, and its extension beyond 2018 is under review (for additional information regarding the project’s environmental permits, see “Legal Matters - Legal Proceedings - Cerro Casale”). The project does not currently provide an acceptable overall rate of return on Barrick’s investment, and is currently in suspension and in compliance with legal, environmental and social obligations. In 2017, Barrick will continue to study alternative ways to develop the project in a more economic manner. Cerro Casale, on a 75% basis, had approximately 17.4 million ounces of proven and probable gold reserves and 4.3 billion pounds of contained copper as at year-end 2016.

ENVIRONMENT

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters -Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick’s systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting periodic environmental and closure reviews of its business activities, on a regular and scheduled basis, in order to evaluate compliance with: applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice. The Corporate Responsibility Committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

Barrick’s policies and standards conform to international and industry standards. Nine of Barrick’s operating mines are currently certified under the ISO 14001 standard for environmental management. In addition, the Pueblo Viejo mine is in the second stage of certification and expects to progress through full ISO certification in the first half of 2017. Barrick has adopted an environmental policy that mandates full compliance with site obligations and provides for a culture of continual improvement. Barrick has also adopted specific performance standards applicable to its Environmental Management System, Environmental Incident Reporting and Investigation, Biodiversity, Water Conservation, Mine Closure, and Tailings and Heap Leach Management. These performance standards are continually reviewed and revised to reflect lessons learned and best industry practices.

As of March 20, 2017, over half of Barrick-operated mines were zero discharge sites where most water is recycled or re-used, thereby reducing Barrick’s draw on local water supplies. Because of the strategic importance of water management to Barrick’s operations, in 2016, the Company created the new position of Vice-President of Water Management to focus on improving sites’ understanding of their water-related risks and opportunities. Barrick will continue to participate in the CDP Water Disclosure program in 2017 to contribute to greater understanding of global industrial water use.

In 2015, Barrick was recognized as the industry leader in disclosure of carbon emissions. Barrick will continue to participate in the CDP carbon disclosure initiative in 2017 and continues to identify ways to reduce its dependence on fossil fuels. Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year. In addition, Barrick is deliberately working towards improving transparency into its environmental stewardship activities. In 2016, the Pascua-Lama project became the first Barrick operation to provide water quality monitoring results directly to the public through an online website. Through 2017, Barrick will continue to develop systems and tools that will provide additional transparency into its operations.

Climate change, including temperature and precipitation shifts as well as more frequent and severe extreme weather events, will have complex impacts on the mining industry. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased financial exposure to carbon tax regimes; and potentially impact the stability and cost of water and energy supplies. Mining is an energy-intensive business and Barrick understands the important link between energy use and climate change. Barrick considers climate change to be a company, community, and global concern. By effectively managing the Company’s energy use, it is able to reduce its greenhouse gas (“GHG”) emissions, achieve more efficient production, reduce its draw from local energy grids, and save a significant proportion of its direct mining costs.

Through 2017, Barrick will continue to align with the International Council on Mining & Metals Position Statement on Climate Change and support placing a market price on GHG emissions. The Company will also be participating in multi-stakeholder forums, such as the Carbon Pricing Leadership Coalition, to advance its understanding and share knowledge on climate change solutions. In addition, Barrick has established an internal Climate Change Committee to build on its existing energy management plan and develop a comprehensive climate change strategy. By the end of 2017, Barrick plans to conduct a climate change risk assessment and establish targets around climate change.

All Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations.

Consistent with Barrick’s goal to minimize the environmental and social impacts of its projects and operations, the Company develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2(U) and 27 of the Notes to the Consolidated Financial Statements.

The Company’s operating facilities have been designed to mitigate environmental impacts and Barrick staff work to continually improve its environmental management programs. The operations have processes, procedures, or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. Environmental incidents can occur despite these precautions. For example, in September 2015, a valve on a leach pad pipeline at Barrick’s Veladero mine failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. In September 2016, falling ice damaged a pipe carrying process solution in the leach pad area, causing some material to leave the leach pad. See “Material Properties - Veladero Mine” for more information about these matters.

The water treatment plant on the Chilean side of the Pascua-Lama project was damaged during the second quarter of 2016 as a result of heavy snowfall. The water treatment plant consists of two main components, the high density sludge unit followed by the reverse osmosis unit. The damage to the reverse osmosis plant is still under repair. On August 10, 2016, operation of the high density sludge unit and discharges were re-established. Exceptional snowfall during the winter and an early melt has increased inflows to the plant to an extent that it is difficult to keep discharges within permit limits. Barrick has reviewed its contingency plan with Chilean regulatory authorities.

The Company also has various programs to re-use and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and programs to improve wildlife habitat.

Certain of the Company’s operating and closed properties handle ore or rock with the potential to leach acidity, metals and dissolved salts (“Acid Rock Drainage Metal Leaching”) and hence potentially contaminate water. Other operating and closed properties lack this potential, but still present the potential for leaching of dissolved salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property (“Neutral Mine Drainage”). The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either Acid Rock Drainage Metal Leaching or Neutral Mine Drainage. Such procedures include segregation or submergence of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage the quality of water discharged into the environment.

Many of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are controlled and process ponds are either netted or other procedures are implemented to deter access. In September 2005, the Company became a signatory to the International Cyanide Management Code (the “Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code. Under the Code, each of the mines that uses cyanide must receive a third party certification inspection. As of March 20, 2017, all Barrick-operated mines that use cyanide had achieved certification or re-certification under the Code.

Certain of the Company’s operations produce mercury as a by-product of ore processed at those sites. The mercury is captured at each of these sites by specially designed operating equipment and mercury emissions control devices. The Company is committed to the operation of proven technology for controlling sources of mercury emissions. Site-specific management procedures for mercury handling, monitoring, and transportation exist at each of the operations that produce mercury as a by-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. Consistent with U.S. law, Barrick ceased the export of elemental mercury from U.S. facilities in January 2013. Barrick complies with all applicable regulatory requirements for temporary storage of mercury in the jurisdictions where it operates. The Company has developed general mercury storage guidelines to establish environmentally sound practices for temporary on-site storage, where allowed.

See the disclosure under “Material Properties” above for details about specific environmental matters and estimated future reclamation and closure costs applicable to Barrick’s material properties.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels and types of government controls and regulations, which are supplemented and revised from time to time. Accordingly, the Company monitors political and economic developments in the jurisdictions in which it does or may carry on business, as well as changes in regulation to which Barrick is subject. Set out below is a summary of potentially material developments related to government controls and regulations that may affect Barrick or its properties.

In the United States, certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion projects. Significant increases in regulatory obligations could raise compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company. Changes to mining laws are frequently proposed in the U.S. Congress.

In addition, the U.S. Environmental Protection Agency (“EPA”) and state agencies may require financial assurance for investigation and remediation actions required under settlements of enforcement actions under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or similar state laws. There are no current financial responsibility requirements for active mining operations under CERCLA; however, on January 11, 2017, the EPA proposed new financial responsibility and assurance requirements for the hard rock mining industry under Section 108(b) of CERCLA. The proposed regulations remain subject to a comment period ending on July 11, 2017. The proposed rules, if promulgated without material modification, could result in additional financial responsibility obligations for the Company’s U.S. operations. The Company is monitoring and evaluating the potential impact of the proposed regulations.

In September 2015, the BLM amended land use plans governing management on federal lands across the western states to impose additional restrictions and mitigation obligations on development activities occurring to protect habitat of the greater sage grouse. The affected lands include lands in northern Nevada where the Company develops and operates mines. In anticipation of the BLM decision, in March 2015, the Company negotiated a separate agreement with BLM and other agencies, the Barrick Nevada Sage-Grouse Bank Enabling Agreement (the “Agreement”), which specifies a methodology for measuring the impact of mine development activities on sage grouse habitat and offsetting mitigation measures. The Agreement allows the Company to bank mitigation credits in anticipation of future mine development and avoids some of the restrictions in the land use plan amendments. The Agreement applies to some, but not all of the sage grouse habitat where development activities may occur. Those lands not covered by the Agreement will be subject to the amended land use plans. Implementation of the Agreement may result in additional costs for some operations. Access to or development of some lands not covered by the Agreement may be restricted.

In November 2009, a lawsuit was filed in the U.S. District Court for the District of Columbia by a coalition of environmental groups challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior. The lawsuit seeks to impose different rules on mill-site claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavorable outcome in that litigation could also result in changes in the mining law.

In Chile, on March 6, 2015, the environmental minister and members of the Chilean legislature reached an agreement to propose a new glacier protection law in the current legislative session that, among other provisions, would recognize certain types of glaciers in that country as environmental reserves and prohibit commercial activity in the vicinity of those reserves. Under the proposed law, mining projects will be subject to new permitting, monitoring and other regulatory requirements relating to glaciers. It is contemplated that certain elements of the proposed law, including the requirement to monitor and mitigate environmental damage to glaciers, could apply retroactively to certain existing environmental approvals. The proposed law is still under discussion in the Chilean legislature. Barrick is monitoring the legislative process and evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

In September 2014, the Chilean government enacted certain tax reform measures. Under the new regime, certain Chilean taxpayers were able to elect between an attributed profits or a partially integrated two-tier tax system. For taxpayers subject to the attributed profits system, a 35% Chilean income tax rate applies on profits with no additional tax on distributions of profits. For taxpayers subject to the partially integrated two-tier system, the first tier corporate income tax rate is 27%. Under this system, an additional tax applies on distributions of profits, which could result in a maximum aggregate effective tax rate of 35% or 44.45% depending on the domicile of the company’s shareholders. Chile’s DL 600 foreign investment regime was eliminated as of December 31, 2016. However, the current DL 600 contracts for the Zaldívar joint venture, Cerro Casale project, and Pascua-Lama project, remain in effect.

In Zambia, the government continued to revise the country’s mining tax regime. Initially, a revision to the mining law effective as of July 1, 2015 instituted a 9% gross mineral royalty on open pit mines such as Lumwana, replacing the 20% gross royalty rate that had taken effect on January 1, 2015. The taxation framework effective on July 1, 2015 also included the introduction of a 30% corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carry-forward, and a 15% variable profits tax. While the 9% mineral royalty rate was in effect, the Zambian Cabinet in February 2016 announced the approval of further revisions to the mining tax laws. The Cabinet’s recommendation includes the introduction of a varied mineral royalty rate for copper based on the prevailing copper price and the removal of the variable profit tax on income from mining operations. Effective as of June 1, 2016, the government introduced mineral royalty tax rates for copper as follows: 4% at copper prices below $2.04 per pound, 5% at copper prices between $2.04 per pound and $2.72 per pound, and 6% at copper prices of $2.72 per pound and above. Also effective as of June 1, 2016, the Zambian government eliminated the variable profits tax, with the effect that income from mining operations will now be taxed at the 30% corporate income tax rate.

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement entered into between Lumwana Mining Company Limited and the Government of Zambia on December 16, 2005. Based on local and international legal advice, the Company believes that the compensation rights for breach of the 10-year stability period granted under the Development Agreement prevail over the historical changes to the Zambian mineral royalty and tax regime. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement.

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals issued a press release regarding a ban on exports of gold/copper concentrate following a directive made by the President of the United Republic of Tanzania. In 2016, gold/copper concentrate amounted to approximately 30% of Acacia’s revenues. Acacia ceased exports of gold/copper concentrate, and is seeking to have the ban lifted through the appropriate government channels.

In Papua New Guinea, a revised additional profits tax (“APT”) was enacted in January 2017 that will apply to all resource projects in that country. The government’s objective is to simplify the administration of the APT and to ensure a level playing field across the entire resource sector. The hurdle rate beyond which the revised APT applies will be a flat nominal rate of 15% and the APT rate will be 30%. The revised APT is effective as of January 1, 2017 and will apply to all resource projects except those with fiscal stability clauses. Barrick is evaluating the potential impact of the revised APT.

See also the disclosure under “Material Properties” above, for details about specific regulatory initiatives applicable to each of Barrick’s material properties.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

Various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

Legal Proceedings

Set out below is a summary of potentially material legal proceedings to which Barrick is a party.

U.S. Shareholder Class Action

On December 6, 2013, lead counsel and plaintiffs in the securities class action filed a consolidated amended complaint (the “Complaint”) in the U.S. District Court for the Southern District of New York (the “District Court”), on behalf of anyone who purchased Barrick common stock between May 7, 2009, and November 1, 2013. The Complaint asserts claims against Barrick and individual defendants Jamie Sokalsky, Aaron Regent, Ammar Al-Joundi, Igor Gonzales, Peter Kinver, George Potter and Sybil Veenman (collectively, the “Defendants”). The Complaint alleges that the Defendants made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project, the amount of time it would take before production commenced at the project, and the environmental risks of the project, as well as alleged internal control failures. The Complaint sought an unspecified amount of damages.

The Complaint largely tracked the legal theories advanced in three prior complaints filed on June 5, 2013, June 14, 2013 and August 2, 2013. The District Court consolidated those complaints and appointed lead counsel and lead plaintiffs for the resulting consolidated action in September 2013.

On April 1, 2015, the District Court issued its ruling on the Defendants’ motion to dismiss. The District Court dismissed the plaintiffs’ claims relating to the cost and scheduling of the project. However, the District Court allowed the plaintiffs’ claims relating to the environmental risks of the project and alleged internal control failures to go forward. The District Court denied Barrick’s motion for reconsideration of certain aspects of that ruling on June 2, 2015.

On May 31, 2016, Barrick confirmed that it had reached a $140 million settlement in this matter. The settlement was approved by the District Court on December 2, 2016. The amount of the settlement is insured. Barrick continues to believe that the allegations by the lead plaintiffs in this matter are unfounded, and under the terms of the settlement agreement, Barrick has not accepted any allegations of wrongdoing or liability.

Canadian Securities Class Actions

Between April and September 2014, eight proposed class actions were commenced against Barrick in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The allegations in each of the eight Canadian proceedings are substantially similar to those in the Complaint filed by lead counsel and plaintiffs in the U.S. shareholder class action (see “ - U.S. Shareholder Class Action” above).

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15 and 17, 2014, respectively. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim are largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purport to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in Barrick’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in Barrick’s public disclosure. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action has now been stayed. The amended claim also reflects the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued.

The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in Barrick’s public disclosure.

The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in Barrick’s public disclosure.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in Barrick’s public disclosure. The action was discontinued by plaintiff’s counsel on December 19, 2016.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in Barrick’s public disclosure. The Statement of Claim was amended on October 20, 2014, to include two additional law firms, one of which is acting as counsel in the first Ontario action referred to above.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups will take the lead in the Ontario litigation. The court issued a decision in December 14 in favor of the counsel group that commenced the first and fourth Ontario actions, which have been consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions.

Barrick intends to vigorously defend all of the proposed Canadian securities class actions.

Pascua-Lama - SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada SpA (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a Resolution (the “Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires CMN to complete the water management system for the project in accordance with the project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the project’s water management system in accordance with the Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the project (for more information about this plan, see “ - Pascua-Lama - Constitutional Protection Action” below). The review of the project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the project’s environmental permit. The SMA presented its defense of the Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Resolution. On March 3, 2014, the Environmental Court annulled the Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it identified in the Resolution. A new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the project’s environmental approval, including with respect to the project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision. The decision of the SMA with respect to CMN’s defense to the remainder of the alleged deviations is still pending.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending and could result in additional sanctions including new administrative fines and/or the revocation of the project’s environmental permit.

Pascua-Lama - Constitutional Protection Action

CMN filed a temporary and partial closure plan for the Pascua-Lama project (the “Temporary Closure Plan”) with the Chilean mining authority (“Sernageomin”) on August 31, 2015. Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the project’s water management system, which remains subject to the requirements of the project’s original environmental approval and other regulations.

On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs assert that the Temporary Closure Plan cannot be approved until the water management system for the project has been completed in accordance with the project’s environmental permit. On August 12, 2016, the court ruled in favor of CMN and Sernageomin, rejecting the plaintiffs’ challenges to the Temporary and Partial Closure Plan for the Pascua-Lama project. On August 19, 2016, the plaintiffs appealed the court’s decision to the Chilean Supreme Court. On March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information from the SMA, Chile’s environmental regulator, was required, and ordering Sernageomin to issue a new resolution on the Temporary Closure Plan after receiving such information. A new resolution from Sernageomin could invalidate the Temporary Closure Plan or reapprove the Temporary Closure Plan as originally issued, or impose additional closure-related obligations on CMN. CMN continues to work with Sernageomin in support of the Temporary Closure Plan.

Pascua-Lama - Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A decision of the Environmental Court is pending.

Veladero - Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanctioning Proceeding

On September 13, 2015, a valve on a leach pad pipeline at Barrick’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAG, Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the release. Environmental monitoring was conducted by MAG and independent third parties immediately following the incident. Barrick believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order.

On October 9, 2015, the Provincial mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. MAG submitted its response to these allegations in October 2015 and provided additional information in January 2016.

On March 11, 2016, the Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million while the request for reconsideration was pending. On December 29, 2016, the request for reconsideration was rejected by the Provincial mining authority. MAG continues to challenge certain aspects of the decision. MAG is implementing a remedial action plan at Veladero in response to the incident as required by the Provincial mining authority. Certain construction-related activities in the VLF are still pending.

Criminal Matters

On March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAG employees in connection with the solution release (the “Provincial Action”). The individual defendants have appealed the indictment.

In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAG to prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident will continue to be conducted by the San Juan Provincial judge in the Provincial Action. To date, no charges have been laid against any specific individuals in connection with the Federal Investigation, consistent with its more limited scope.

MAG is not a party to either the Provincial Action or the Federal Investigation.

Veladero - Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site immediately adjacent to the leach pad and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

Veladero Cyanide Leaching Process - Civil Action

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the VLF. In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAG replied to the lawsuit on February 20, 2017, and the case will now proceed to the evidentiary stage. The Company intends to defend this matter vigorously.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which includes the area where the Veladero mine and Pascua-Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted then the National Supreme Court of Argentina will proceed to hear evidence on the merits.

Pueblo Viejo - Amparo Action

In October 2014, PVDC received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. The Company intends to vigorously defend this matter.

Perilla Complaint

In 2009, BGI and Placer Dome were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Trial Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, BGI and Placer Dome filed a motion to have the Trial Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Trial Court. The Company intends to defend the action vigorously.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome and Barrick, ordered Placer Dome and Barrick to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that Barrick is liable for the alleged actions and omissions of Placer Dome, which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring Barrick to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve Barrick in March 2011, following which Barrick filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over Barrick. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously.

Cerro Casale

One of the environmental permits related to the open pit and water management system at Barrick’s 75%-owned Cerro Casale project in Chile is subject to an environmental regulation (the “Regulation”) that, if applied as written, would have required Barrick to begin construction of the project by January 26, 2015 or risk cancellation of the environmental permit. The Company sought relief from the Regulation as construction was not feasible and did not begin by that date. On October 15, 2015, the Chilean environmental authority issued a resolution confirming that initial project activities were timely commenced as required by the environmental permit and the matter is now closed. Permits required for the majority of the project’s proposed operations were obtained under a second environmental approval (the “Cerro Casale environmental permit”) that is subject to a January 2018 construction deadline. On August 10, 2016, Barrick filed documentation and supporting materials related to initial activities at the Cerro Casale project and expects to obtain relief from this deadline through the procedure outlined above.

The Cerro Casale environmental permit was challenged in 2013 by local and indigenous community members for alleged procedural deficiencies in the community consultation process and other aspects of the evaluation of the project by the Chilean environmental authority. The challenge was brought before the Chilean Committee of Ministers for the Environment, which has jurisdiction over procedural claims of this nature. On January 19, 2015, the Committee of Ministers rejected the majority of claims made against the Cerro Casale environmental permit while also imposing new limitations on the volume of groundwater that the project may extract for mining operations. The Company appealed this decision to the Environmental Court, which held a hearing on August 27, 2015. A decision of the Environmental Court is pending in this matter. The Company intends to defend the action vigorously.

Acacia Mining plc - Tanzanian Revenue Authority

In January 2016, the Tanzanian Revenue Authority (“TRA”) issued an assessment to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders. Acacia is appealing this assessment on the substantive grounds that, as an English incorporated company, it is not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal and the substantive grounds of appeal will be filed on receipt of the record of appeal required from the lower tribunals.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia is resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments have been levied on certain of Acacia’s net profits before tax. Acacia is in the process of appealing these assessments at the TRA Board level. Acacia’s substantive grounds of appeal are based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices have fluctuated widely in recent years. These fluctuations can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Future production from Barrick’s mining properties is dependent on gold and copper prices that are adequate to make these properties economically viable. During 2016, the gold price ranged from $1,061 per ounce to $1,375 per ounce. The average market price of gold in 2016 was $1,251 per ounce, an 8% increase compared to the 2015 average. Based on current estimates of Barrick’s 2017 gold production and sales, a $100 per ounce increase or decrease in the market gold price will result in an approximately $571 million increase or decrease in the Company’s revenue, net of royalties. Factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	the value of alternative investments, including global equity prices;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2017 copper production and sales, a $0.50 per pound increase or decrease in the market copper price will result in an approximately $213 million increase or decrease in the Company’s revenue, net of royalties, excluding the impact of Barrick’s hedging strategies. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	the availability of secondary material for smelting;

•	expectations of the future rate of inflation;

•	the price of input costs, including fuel;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to three months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Foreign investments and operations

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Saudi Arabia, Tanzania and Zambia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•	changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices (see “Legal Matters - Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	currency fluctuations;

•	restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	limitations on the repatriation of earnings;

•	reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements; and

•	increased financing costs.

Operating in emerging markets can increase the risk that contractual and/or mineral rights may be disregarded or unilaterally altered. A special lease agreement between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo mine, including applicable tax rates. Barrick has a 60% equity interest in PVDC. Following the achievement of commercial production at Pueblo Viejo mine in January 2013, the Dominican State engaged PVDC in discussions to amend the SLA. These amendments became effective on October 5, 2013 and resulted in additional and accelerated tax revenues to the Dominican State.

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs at operations in emerging markets, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. For example, operating and capital costs at Barrick’s Veladero mine and Pascua-Lama project in Argentina have been impacted in recent years by sustained inflationary pressures in that country and currency fluctuations.

There can be a greater level of political, social and economic risk in emerging markets compared to some other countries in which Barrick operates. Operations in emerging markets may be subject to more frequent civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism. These disturbances and criminal activities have caused disruptions at certain of Barrick’s operations or joint ventures, including the Porgera joint venture in Papua New Guinea (in which Barrick has a 47.5% interest), the Lagunas Norte and Pierina (now in closure) mines in Peru, the Pueblo Viejo mine in the Dominican Republic (in which Barrick has a 60% interest) and certain of Acacia’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks, including entering into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. The measures that have been implemented by Barrick or Acacia will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for Barrick, Acacia or their respective employees and/or financial damages or penalties.

Similarly, different economic and social issues exist in emerging markets which may affect Barrick’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in African countries. In Zambia, Barrick has continued workforce training and health programs at its Lumwana mine to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria. Similarly, in Tanzania, Acacia, in which Barrick has a 63.9% equity interest, has implemented infectious disease programs, including malaria control programs and HIV/AIDS awareness and prevention programs.

The foregoing risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks have increased in recent years. Furthermore, in the event of disputes arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Tanzania, Zambia, Saudi Arabia and Pakistan, Barrick has been and may continue to be subject to the jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

Environmental, health and safety regulations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development, water management and protection of endangered and other special status species. Failure to comply with applicable environmental and health and safety laws and regulations could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to achieve full compliance with all such laws and regulations and with its environmental and health and safety permits, there can be no assurance that Barrick will at all times be in full compliance with such requirements. Activities required to achieve full compliance can be costly and involve extended timelines. Failure to comply with such laws, regulations and permits can have serious consequences, including damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Future changes in applicable environmental and health and safety laws and regulations could substantially increase costs and burdens to achieve compliance or otherwise have an adverse impact on Barrick’s business, results of operations or financial condition (see “ - Government regulation and changes in legislation”).

Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable to third parties for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to protect the health and safety of its employees, contractors and members of the communities affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

Permits

Barrick’s mining and processing operations and development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to obtain and comply with all of its required permits, there can be no assurance that Barrick will obtain all such permits and/or achieve or maintain full compliance with such permits at all times. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Previously issued permits may be suspended or revoked for a variety of reasons, including through government or court action (see “ - Legal Proceedings - Pascua-Lama - SMA Regulatory Sanctions” for information regarding the status of the Chilean environmental approval for the Pascua-Lama project). Failure to obtain and/or comply with required permits can have serious consequences, including damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Barrick’s ability to successfully obtain and maintain key permits and approvals will be impacted by its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities and may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Barrick has made, and expects to make in the future, significant expenditures to comply with permitting requirements and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Climate change risks

Barrick’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. Barrick acknowledges climate change as an international and community concern. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect at some of Barrick’s operations. These may include extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.

Replacement of depleted reserves

Barrick’s mineral reserves must be replaced to maintain production levels over the long-term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. Depletion of reserves may not be offset by discoveries or acquisitions and divestitures of assets could lead to a lower reserve base. In 2016, as part of meeting its debt reduction target and focusing on high-quality assets, Barrick disposed of its 50% interest in the Round Mountain mine and its 100% interest in the Bald Mountain mine, resulting in a decrease in its reserve base. Barrick may continue to dispose of additional assets in 2017 or future years as part of its ongoing debt reduction strategy and other strategic initiatives, which may further deplete Barrick’s reserves. Reserves estimated in accordance with National Instrument 43-101 may also decrease due to economic factors such as the use of a lower metal price assumption. However, such a decline would not be a reduction in the actual mineral base of the Company, as the ounces removed from Barrick’s reserves due to the use of a lower gold price assumption would be transferred to resources, preserving the option to access them in the future at higher gold prices. The mineral base of Barrick will decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production to or beyond the currently contemplated mine lives, based on current production rates.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;

•	the accuracy of engineering and changes in scope;

•	the ability to manage large-scale construction;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick to, among other things, find or generate suitable sources of water and power for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “ - Global financial conditions” and “ - Liquidity and level of indebtedness”). It is also not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Projects have no operating history upon which to base estimates of future financial and operating performance, including future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. In fact, Barrick’s Pascua-Lama project has experienced a significant increase in its capital cost estimate and length of construction schedule since the feasibility study on the project. The project has been suspended since 2013 and a decision to re-start development will depend on improved economics and more certainty relating to legal and permitting matters (for more information, see “Exploration and Evaluations - Pascua-Lama”).

If Barrick declines to advance a project on a particular timetable or at all, the rights associated with the project could be negatively affected.

Liquidity and level of indebtedness

As of December 31, 2016, Barrick had cash and cash equivalents of approximately $2.4 billion and capital leases and total debt of approximately $7.9 billion. Although Barrick has been successful in repaying debt in the past and issuing new debt securities in capital markets transactions, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•	Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of December 31, 2016, Barrick had approximately $76 million in attributable debt maturing by the end of 2017. This amount excludes $38 million in capital lease payments in 2017 and includes $43 million in project financing payments at Pueblo Viejo (60% basis) and $29 million in project financing payments at Acacia (100% basis). The Company’s $4.0 billion revolving credit facility was fully undrawn at year-end 2016. During the fourth quarter of 2016, the termination date of the majority of the $4.0 billion available under the facility was extended by one year. Currently, $3.66 billion terminates in January 2022, while $340 million terminates in January 2020.

Barrick intends to reduce its total debt by $2.9 billion to $5 billion by the end of 2018, half of which is targeted to be reduced in 2017. The Company expects to achieve these targets by using cash flow from operations, selling additional assets, and creating new joint ventures and partnerships. There can be no assurance that these initiatives will be successfully completed or, if completed, that they will be sufficient to achieve the stated debt reduction objectives.

In addition to future cash flow from operations, sales of assets, and the creation of new joint ventures and partnerships, Barrick’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2017 include issuing additional equity or unsecured debt and borrowing under the Company’s $4.0 billion revolving credit facility (subject to compliance with covenants and the making of certain representations and warranties). The key financial covenant in Barrick’s $4.0 billion revolving credit facility, as amended in the fourth quarter of 2015, requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1 (as of December 31, 2016, this ratio was approximately 0.35:1) . Barrick’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “ -Global financial conditions.” If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services, Standard & Poor’s Ratings Services or DBRS could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favorable terms, and increase Barrick’s borrowing costs.

Barrick is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Barrick’s lenders and other banking counterparties; (ii) Barrick’s insurance providers; (iii) financial institutions that hold Barrick’s cash; (iv) companies that have payables to Barrick, including concentrate customers; and (v) companies that have received deposits from Barrick for the future delivery of equipment.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. In particular, operating and capital costs at Barrick’s Veladero mine and Pascua-Lama project in Argentina have been impacted by sustained inflationary pressures in that country. See “ - Metal price volatility,” “ - Projects,” “ - Price volatility and availability of other commodities,” “ - Production and cost estimates” and “ - Availability and increased cost of critical parts, equipment and skilled labor.”

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because Barrick prepares this Annual Information Form in accordance with the disclosure requirements of Canadian securities laws, it contains resource estimates, which are required by National Instrument 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available, as actual production experience is gained or as the Company’s mining methods are changed. For example, if the Company proceeds with a phased underground development rather than its current bi-national open-pit plan, Barrick may need to recalculate reserves and resources at the Pascua-Lama project, which would likely result in a reduction to current reserves and resources at the project. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves uneconomic to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies, the processing of new or different ore grades, the technical complexity of ore bodies, unusual or unexpected ore body formations, ore dilution or varying metallurgical and other ore characteristics may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves. In addition, changes to mine plans due to capital allocation decisions could cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Joint ventures

Barrick holds an indirect interest in a number of joint venture properties, including the Zaldívar copper mine in Chile (50%), the Pueblo Viejo mine in the Dominican Republic (60%), the Porgera mine in Papua New Guinea (47.5%), the Kalgoorlie mine in Australia (50%), the Turquoise Ridge mine in Nevada (75%) and the Jabal Sayid copper mine in Saudi Arabia (50%), the remaining interests in which are held by third parties. Barrick’s interests in these properties are subject to the risks customarily associated with the conduct of joint ventures, including (i) disagreement with joint venture partners on how to develop and operate the mine efficiently, (ii) inability to exert influence over certain strategic decisions, (iii) inability of joint venture partners to meet their obligations, and (iv) litigation regarding joint venture matters. Each of these risks could have a material adverse impact on Barrick’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Barrick’s future cash flows, earnings, results of operations and financial condition. In addition, Barrick is not always the operator of its joint venture projects. To the extent Barrick is not the operator, the success of any operations will be dependent on third party operators and Barrick may be unable to have any significant influence on the director or control of the activities of the operators. Barrick will be subject to the decisions made by the operators of the joint venture properties and will rely on the operators for accurate information about the properties.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities and critical parts and equipment which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ - Metal price volatility” above.

Geotechnical challenges could impact profitability

Barrick and the mining industry are facing continued geotechnical challenges associated with the aging of certain mines and the need to mine deeper pits and more complex deposits. This leads to higher pit walls, more complex underground operations and increased exposure to geotechnical instability. As Barrick’s operations mature, the open pits and underground operations at certain sites are getting deeper. Barrick has experienced geotechnical failures at some open pit operations and seismic events at some underground operations. No assurances can be given that unanticipated adverse geotechnical conditions, such as pit wall failures, underground cave-ins and other ground-related instability, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks beyond Barrick’s control, such as severe weather, higher than average rainfall and seismic events. Geotechnical failures can result in limited access to mine sites, suspension of operations, production delays, government investigations, increased costs, as well as injuries and deaths in the most extreme cases. All of these could adversely impact Barrick’s results of operations and financial position.

Infrastructure and information technology systems

Barrick’s mining, processing, development and exploration activities depend on adequate infrastructure and dependable information technology systems. Reliable power sources, water supply, roads and other infrastructure are important for Barrick’s operations. Water shortages, power outages, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Barrick’s business, financial condition and results of operations.

Barrick is also dependent upon information technology systems in the conduct of its operations. The Company could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Barrick’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment information technology systems and software, as well as pre-emptive expenses to mitigate the risk of failure. Any of these or other events could result in information system failures, delays and/or increases in capital expenditures. Given the unpredictability of the timing, nature and scope of information technology disruptions, Barrick could potentially be subject to production downtimes, operational delays, destruction or corruption of data, any of which could have a material adverse effect on the Company’s cash flows, competitive position, financial condition or results of operations.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to Barrick’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to Barrick’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. Barrick places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to Barrick’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity and water conditions, most of which are beyond Barrick’s control. Barrick is also exposed to theft or loss of gold bullion, copper cathode or gold/copper concentrate. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operations.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding the identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Security and human rights

Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism have caused disruptions at certain of Barrick’s operations, including the Porgera joint venture in Papua New Guinea operated by BNL, the Lagunas Norte and Pierina (now in closure) mines in Peru and the Pueblo Viejo mine in the Dominican Republic and certain of Acacia’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks. Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants. Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company or Acacia will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s or Acacia’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Narrative Description of the Business - Corporate Social Responsibility”). Barrick and Acacia have implemented a number of measures and safeguards which are designed to assist their personnel in understanding and upholding these standards. The implementation of these measures will not guarantee that the Company’s or Acacia’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to Barrick and its partners or result in litigation, criminal and/or civil liability for the Company, Acacia or their respective employees and/or financial damages or penalties.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera joint venture operated by BNL and at certain of Acacia’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for the illegal miners as well as Barrick’s and Acacia’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Community relations and license to operate

The Company’s relationships with the communities in which it operates are critical to the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. Barrick has implemented community relations and security and safety initiatives to try to anticipate and manage social issues that may arise at its operations.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. To the extent that Barrick fails to or is alleged to fail to comply with any applicable regulation, whether in the future or in the past, the Company may be unable to continue to operate successfully at a particular location. See “Legal Matters - Government Controls and Regulations.”

Exchange and Capital Controls

From time to time emerging market countries in which the Company operates or has interests have adopted measures to restrict the availability of the local currency or the repatriation of capital across borders. These measures are typically imposed by governments and/or central banks during times of local economic instability to prevent the removal of capital or the sudden devaluation of local currencies or to maintain in-country foreign currency reserves. In addition, many emerging markets require supplementary consents or reporting processes before local currency earnings can be converted into U.S. dollars or other currencies and/or such earnings can be repatriated or otherwise transferred outside of the operating jurisdiction. Furthermore, some jurisdictions regulate the amount of earnings that can be maintained by operating entities in off-shore bank accounts and require additional earnings to be held by banks located in the country of operation.

These measures can have a number of negative effects on the Company’s operations. For example, exchange and capital controls reduce the quantum of immediately available capital that the Company could otherwise deploy for investment opportunities or the payment of expenses. As a result, the Company may be required to use other sources of funds for these objectives which may result in increased financing costs. In addition, measures that restrict the availability of the local currency or impose a requirement to operate in the local currency may create practical difficulties for the Company.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Dominican peso, Peruvian sol, Papua New Guinea kina, Tanzanian shilling and Zambian kwacha. Appreciation of certain non-U.S. dollar currencies against the U.S. dollar would increase the costs of production at Barrick’s mines, making such mines less profitable. From time to time, Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. As of December 31, 2016, Barrick had no foreign currency derivative contracts beyond spot requirements. There can be no assurance that Barrick will enter into foreign currency hedging activities in the future. See “ - Use of derivatives.”

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that Barrick’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on Barrick’s reputation, as well as business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($2.4 billion at December 31, 2016). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value of and ongoing payments under U.S. dollar interest rate swaps, the carrying value of certain long lived assets and liabilities, and to the interest payments on its variable-rate debt ($0.4 billion at December 31, 2016, which includes 100% of the variable-rate portion of the non-recourse project financing facility for Pueblo Viejo drawn as of such date). There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “ - Use of derivatives.”

Use of derivatives

Barrick uses certain derivative products to manage the risks associated with gold, copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (i) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (ii) market liquidity risk - the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see pages 47 to 48 of the MD&A and Note 25 to the Consolidated Financial Statements. See also “ - Global financial conditions.”

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. The costs of defending or settling such litigation can be significant. If Barrick is unable to resolve these disputes favorably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters - Legal Proceedings.”

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new or greater geographic, political, operating, financial, legal and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for any such acquisition, existing shareholders may suffer dilution. In addition, many companies in the mining industry have recently seen substantial downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Barrick were to announce a significant acquisition, the value of Barrick’s common shares could decrease over the short-, medium- and/or long-term. Barrick cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, or that any acquisitions or business arrangements completed will ultimately benefit Barrick’s business. There can be no assurance that Barrick would be successful in overcoming the risks noted above or any other problems encountered in connection with such acquisitions.

Divestitures

Barrick has recently sold or reduced its interest in certain assets. In connection with these dispositions, Barrick has given representations and warranties and indemnities customary for transactions of this type and may have also, in certain cases, agreed to retain responsibility for certain liabilities related to the period prior to the sale. As a result, Barrick may incur liability in the future associated with assets it no longer owns or in which it has a reduced interest.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at Barrick’s major capital projects could lead to project delays or increased costs. A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

Availability and increased cost of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting the Company’s operating costs, capital expenditures and production schedules.

Internal control environment

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation (see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”).

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring properties, assets or access to infrastructure or in attracting and retaining skilled and experienced employees.

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2016, the carrying value of Barrick’s goodwill was approximately $1.4 billion or 5% of Barrick’s total assets. Goodwill is allocated to each cash generating unit (“CGU”), where CGUs generally represent individual mineral properties. Goodwill is tested annually for impairment at the beginning of the fourth quarter. In addition, at each reporting period, Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick tests for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill.

Barrick recorded after-tax net impairment reversals of $146 million on non-current assets for the year ended December 31, 2016. The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors that market participants would make about the recoverable amount of the CGU, including estimates of production levels, operating costs and capital expenditures and permitting assumptions reflected in Barrick’s life-of-mine plans, as well as economic factors beyond management’s control, such as gold and copper prices, discount rates and observable net asset value multiples. Should management’s estimate of the future not reflect actual events, further goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges are difficult to predict.

Market price of Barrick’s shares

Securities of mining companies have experienced volatility in the past, at times unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and internationally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Barrick’s common shares is also likely to be affected by short-term changes in gold and copper prices. As a result of these changes, the market price of Barrick’s common shares at any given point in time may not accurately reflect Barrick’s long-term value. Securities class action litigation is also becoming more prevalent and is often brought against companies following periods of volatility in the market price of their securities. Barrick may in the future be the target of similar litigation which could result in substantial defense costs and divert management’s attention and resources.

Holding of Acacia

On March 24, 2010, Acacia began operating as a separate, publicly traded company that holds all of Barrick’s former African gold mines, gold projects and gold exploration properties. Barrick retained an equity interest of 73.9% in Acacia. This holding was reduced to 63.9% following a partial divestment of shares completed on March 11, 2014. Barrick and Acacia are parties to a relationship agreement that regulates various aspects of the ongoing relationship between the two companies, the principal purpose of which is to ensure that Acacia is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Accordingly, the board of directors and/or executive management team of Acacia may determine to undertake actions that are different than those that the board of directors and/or executive management team of Barrick would have taken. In addition, the minority shareholders of Acacia represent an important stakeholder group that is required to be considered in Acacia’s corporate governance and decision-making. Given the potential divergence in stakeholder interests, there is a risk that actions undertaken by Acacia could differ from actions that would have been taken by Barrick and in certain circumstances could adversely affect Barrick’s reputation and/or result in potential civil or criminal liability for the Company. In addition, holding a controlling equity interest in a London Stock Exchange-listed company such as Acacia places certain practical and regulatory constraints on the manner in which Barrick could dispose of its interest in Acacia, should it determine it wishes to do so. Furthermore, market fluctuations could adversely affect the market price of Acacia and the value which Barrick could realize on this investment.

Foreign Subsidiaries

A significant portion of Barrick’s business is carried on through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Barrick’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Barrick’s valuation and stock price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2016, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2016 (IFRS), which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series (the “First Preferred Shares”) and an unlimited number of second preferred shares issuable in series (the “Second Preferred Shares”).

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the First Preferred Shares and Second Preferred Shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 20, 2017, there were 1,165,774,844 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of First Preferred Shares or Second Preferred Shares or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 20, 2017, there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 20, 2017, there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. All outstanding BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) were redeemed by Barrick on February 27, 2009. The Special Voting Share was redeemed and cancelled by Barrick in March 2009.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 20, 2017, there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 20, 2017:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa3	BBB–	BBB (low)

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium-term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade. In August 2015, Moody’s lowered its rating on the Company’s senior unsecured debt from Baa2 to Baa3 and assigned a stable outlook. In January 2016, Moody’s placed the Company’s senior unsecured debt rating on review for downgrade. In March 2016, Moody’s affirmed the Company’s Baa3 rating and assigned a negative outlook. In August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. In March 2017, Moody’s affirmed the Company’s Baa3 rating with a stable outlook. According to the Moody’s rating system, long-term obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive,” “negative,” “stable,” or “developing.” However, a rating outlook does not mean that a rating change is inevitable. In March 2015, S&P lowered the Company’s long-term corporate credit rating to BBB- and also placed a stable outlook on the rating, noting the Company’s liquidity position as strong and that the downgrade reflects its revised estimates for the Company following the release of its year-end 2014 results. In March 2016, S&P affirmed the Company’s BBB- rating with a stable outlook. In August 2016, S&P affirmed the Company’s BBB-rating and raised its outlook to positive from stable. According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments, but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and, with the exception of the AAA and D categories, also contains the subcategories “high” and “low.” The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. In August 2015, DBRS downgraded their rating on the Company’s senior unsecured debt to BBB (low) from BBB and assigned a stable trend. In November 2016, DBRS affirmed the Company’s BBB (low) rating with a stable outlook. According to DBRS, a rating of BBB is in the fourth highest of ten major categories and is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. Entities in this category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

Barrick has paid each of Moody’s and S&P its customary fees in connection with the provision of the above credit ratings. The Company has not made any payments to DBRS and no payments have been made to Moody’s and S&P unrelated to the provision of their rating services for the last two years.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2016, and for the period from January 1, 2017 to March 20, 2017, based on trading information published by each exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume
	High	Low		High	Low
2016	(C$ per share)		(millions)	($ per share)		(millions)
January	13.99	10.62	103	9.95	7.39	484
February	19.99	13.57	152	14.45	9.66	520
March	20.17	16.95	134	15.52	12.64	487
April	24.33	17.09	97	19.40	13.04	395
May	25.44	21.30	108	19.73	16.24	408
June	27.86	21.75	116	21.43	16.63	443
July	30.45	25.86	85	23.47	19.53	402
August	29.97	22.02	79	22.94	16.75	347
September	24.95	22.05	81	19.19	16.76	333
October	23.62	20.25	81	17.94	15.30	340
November	25.36	18.95	97	18.95	13.95	427
December	22.62	18.52	84	16.84	13.81	394

2017
January	24.16	21.31	90	18.60	15.87	374
February	27.19	23.62	73	20.78	18.02	311
March 1 to 20	25.92	23.34	54	19.50	17.35	226

Acacia’s common shares are listed and posted for trading on the LSE under the symbol ACA. The following table outlines the closing share price trading range and volume of shares traded by month in

2016, and for the period from January 1, 2017 to March 20, 2017, based on trading information provided by the LSE.

	London Stock Exchange
	Share Price Trading Range		Share Volume
	High	Low

2016	(UK£ per share)		(millions)
January	250.7	209.5	22
February	206.2	161.2	16
March	288.8	254.5	16
April	351.8	262.3	16
May	348.8	305.5	10
June	451.1	307.1	16
July	587.5	463.9	22
August	599.0	460.7	17
September	510.0	462.8	17
October	542.0	448.4	19
November	549.5	396.9	19
December	409.0	348.0	17

2017
January	435.0	369.7	23
February	541.0	420.3	24
March 1 to 20	540	415	26

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2016.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “BGFC 2014 Notes”), all on November 12, 2004. On December 16, 2013, the entire balance of the BGFC 2014 Notes was repaid in full. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes and the BGFC 2034 Notes. The BGFC 2034 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). On October 15, 2015, the outstanding principal amount of the 5.75% notes due 2016 was repaid in full. The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (i) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (ii) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. During 2013, upon maturity, the outstanding principal amount of the BGFC 2013 Notes was repaid in full. On October 28, 2015, pursuant to a cash tender offer, $275 million of the principal amount of the BGC 2019 Notes was repaid. On March 21, 2016, pursuant to a cash tender offer, approximately $227 million of the principal amount of the BNAF 2018 Notes and approximately $196 million of the principal amount of the BGC 2019 Notes was repaid. On September 26, 2016, the outstanding principal amount of the BNAF 2018 Notes was repaid in full. The 2008 Indenture sets out the terms and conditions pertaining to the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes. The BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. On March 21, 2016, pursuant to a cash tender offer, approximately $152 million of the principal amount of the BPDAF 2020 Notes was repaid. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2020 Notes and the BPDAF 2039 Notes. Each of the BPDAF 2020 Notes and the BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture, Barrick and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 (the “Barrick 2014 Notes”) and $1.1 billion of 2.90% notes due 2016 (the “Barrick 2016 Notes”), each issued by Barrick, as well as $1.35 billion of 4.40% notes due 2021 (the “BNAF 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “BNAF 2041 Notes”), each issued by BNAF. On December 16, 2013, the outstanding principal amount of the Barrick 2014 Notes was repaid in full. On September 9, 2015, the outstanding principal amount of the Barrick 2016 Notes was repaid in full. In 2016, approximately $721 million of the principal amount of the BNAF 2021 Notes was repaid pursuant to cash tender offers. The BNAF 2021 Notes and the BNAF 2041 Notes are unconditionally guaranteed by Barrick.

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities pursuant to the 2011 Indenture, comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042. In 2015, approximately $913 million of the principal amount of the 3.85% notes due 2022 was repaid pursuant to cash tender offers.

On May 2, 2013, Barrick and BNAF issued an aggregate of $3 billion in debt securities pursuant to the 2011 Indenture, comprised of $650 million of 2.50% notes due 2018 and $1.5 billion of 4.10% notes due 2023 issued by Barrick as well as $850 million of 5.75% notes due 2043 issued by BNAF (the “BNAF Notes”). The BNAF Notes are unconditionally guaranteed by Barrick. On December 3, 2013, pursuant to a cash tender offer, approximately $398 million of the principal amount of the 2.50% notes due 2018 was repaid. In 2015, approximately $129 million of the principal amount of the 2.50% notes due 2018 and approximately $769 million of the principal amount of the 4.10% notes due 2023 was repaid pursuant to cash tender offers. On March 21, 2016, pursuant to a cash tender offer, approximately $18 million of the principal amount of the 2.50% notes due 2018 was repaid. On June 24, 2016, the outstanding principal amount of the 2.50% notes due 2018 was repaid in full.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is CST Trust Company in Canada at its principal office in Toronto, Ontario and American Stock Transfer & Trust Company, LLC in the United States at its principal office in Brooklyn, New York.

DIVIDEND POLICY

In 2014, Barrick paid an aggregate cash dividend of $0.20 per common share: $0.05 in mid-March, $0.05 in mid-June, $0.05 in mid-September and $0.05 in mid-December. On August 5, 2015, Barrick announced that its Board of Directors reduced the quarterly dividend by 60% to increase financial flexibility in light of market conditions. The reduction in the quarterly dividend became effective starting with the dividend payable in mid-September 2015. In 2015, Barrick paid an aggregate cash dividend of $0.14 per common share: $0.05 in mid-March, $0.05 in mid-June, $0.02 in mid-September and $0.02 in mid-December. In 2016, Barrick paid an aggregate cash dividend of $0.08 per common share: $0.02 in mid-March, $0.02 in mid-June, $0.02 in mid-September and $0.02 in mid-December. On February 15, 2017, Barrick announced that its Board of Directors increased its quarterly dividend from $0.02 per share to $0.03 per share beginning with the dividend payable in mid-March 2017. This increase reflects the progress made by Barrick to reduce its debt and increase free cash flow per share. The amount and timing of dividends are within the discretion of the Board of Directors. The Board of Directors reviews the dividend quarterly based on, among other things, the Company’s current and projected liquidity profile.

Also on August 5, 2015, the Board of Directors approved a Dividend Reinvestment Plan (the “DRIP”), which was made available to eligible shareholders beginning with the mid-September 2015 dividend. The DRIP allows registered or beneficial holders of Barrick’s common shares who reside in Canada or the United States to reinvest cash dividends paid on their common shares in additional common shares issued from treasury at a discount to the average market price (as defined in the DRIP), currently set at 3% and subject to change at the discretion of the Board of Directors.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 20, 2017, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 2,565,493 common shares representing approximately 0.22% of the outstanding common shares of Barrick.

Directors of the Company

Graham G. Clow and Gary A. Doer, each an independent director, were elected by shareholders to the Board of Directors effective at the annual meeting of shareholders held on April 26, 2016. Additionally, on December 6, 2016, Pablo Marcet, an independent director, was appointed to the Board of Directors.

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following are the directors of the Company as at March 20, 2017.

Name (age) and municipality of residence	Principal occupations during past 5 years

Gustavo A. Cisneros (71) Santo Domingo, Dominican Republic	Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately-held media, entertainment, technology, and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Cisneros is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Barrick Board Details:

• Director since September 9, 2003

Name (age) and municipality of residence	Principal occupations during past 5 years

Graham G. Clow (66) Toronto, Ontario Canada	Mr. Clow is the Chairman and Principal Mining Engineer of Roscoe Postle Associates Inc. (RPA), a consulting firm providing reserves and resources services to the mining industry at all stages of project development. He has more than 40 years of experience in all aspects of mining, including acquisitions, exploration, feasibility, finance, development, construction, operations, and closure. Prior to joining RPA in 2001, Mr. Clow spent more than 20 years in senior executive and operating positions, including with publicly listed mining companies. For a number of years, Mr. Clow served as an Adjunct Professor at the Lassonde Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. He was formerly the Chairman of the Metal Mining Division of the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) and was a member of the committee on ore reserve definitions that established the requirements for the Canadian Securities Administrators’ National Instrument 43- 101. Mr. Clow is a Fellow of the CIM and has been awarded the Vale Medal and the CIM Metal Mining Award for his contributions to the industry. Mr. Clow is also a director of Dominion Diamond Corporation. He holds degrees in geology and mining engineering from Queen’s University.

Barrick Board Details:

• Director since April 26, 2016

Gary A. Doer (68) Winnipeg, Manitoba Canada	Mr. Doer was Canada’s ambassador to the United States from October 2009 until January 2016, a jurisdiction that represents a very significant portion of Barrick’s business. Prior to that, he was Premier of Manitoba for 10 years. In 2005, Business Week magazine named Mr. Doer as one of the top 20 international leaders on climate change. Mr. Doer is also a director of Great-West Lifeco Inc., IGM Financial Inc., Power Corporation of Canada and Power Financial Corporation.

Barrick Board Details:

• Director since April 26, 2016

Name (age) and municipality of residence	Principal occupations during past 5 years

Kelvin P.M. Dushnisky (53) Toronto, Ontario Canada	Mr. Dushnisky joined Barrick in 2002 as Director of Regulatory Affairs and was appointed President of Barrick on August 17, 2015. He has more than 25 years of international mining industry experience, with a focus on project development, government relations and public affairs. As President of Barrick, he has overall responsibility for execution of the Company’s strategic priorities. Mr. Dushnisky is also Chairman of the Board of Directors of Acacia Mining plc and represents Barrick at the World Gold Council, the International Council on Mining and Metals, and the Business Council of Canada. Prior to joining Barrick, he held management positions at EuroZinc Mining Corporation, Sutton Resources, and Rescan Consultants. Mr. Dushnisky is also a director of CanWel Building Materials Group Ltd. Mr. Dushnisky holds an Honours Bachelor of Science degree from the University of Manitoba, in addition to a Master of Science degree and a Juris Doctor degree from the University of British Columbia.

Barrick Board Details:

• Director since February 17, 2016

J. Michael Evans (59) New York, New York USA	Mr. Evans is the President of Alibaba Group Holding Limited, a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Limited with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Barrick Board Details:

• Director since July 30, 2014

Name (age) and municipality of residence	Principal occupations during past 5 years

Brian L. Greenspun (70) Henderson, Nevada USA	Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Barrick Board Details:

• Director since July 30, 2014

J. Brett Harvey (66) Canonsburg, Pennsylvania USA	Mr. Harvey is Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former Chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey is also a director of Allegheny Technologies Inc. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Barrick Board Details:

• Director since December 15, 2005

Name (age) and municipality of residence	Principal occupations during past 5 years
Nancy H.O. Lockhart (62) Toronto, Ontario Canada

Ms. Lockhart is a Corporate Director. She was the Chief Administrative Officer of Frum Development Group, a property development and management company, from 1995 to September 2013. She is also a member of the Sotheby’s Canada Advisory Board. Ms. Lockhart is a director of the Centre for Addiction and Mental Health Foundation, the Loran Scholars Foundation, and the Royal Conservatory of Music, and the Chair of Crow’s Theatre Company. Ms. Lockhart is also a director of Atrium Mortgage Investment Corporation, Gluskin Sheff & Associates Inc. and Loblaw Companies Limited. She is a past director of the Canada Deposit Insurance Corporation.

Barrick Board Details:

•       Director since April 30, 2014

Pablo Marcet (53) Buenos Aires, Argentina

Mr. Marcet is a Corporate Director. He is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and in East Africa. During his career, Mr. Marcet has held senior management positions in geology, mining operations, and business development, including 15 years at BHP Billiton. He also served as President of Northern Orion Resources’ South American operations before the company’s acquisition by Yamana Gold, and later as Chief Executive Officer of Waymar Resources, until its acquisition by Orosur Mining. Mr. Marcet is also a director of U3O8 Corp. Mr. Marcet holds a Bachelor of Science degree in Geology from the University of the Pacific in Stockton, California, a Master’s degree in Economic Geology from Harvard University, and a Master of Business Administration degree from the University of Phoenix.

Barrick Board Details:

•       Director since December 6, 2016

Name (age) and municipality of residence	Principal occupations during past 5 years
Dambisa F. Moyo (48) New York, New York USA

Dr. Moyo is an international economist and author on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo is also a director of Chevron Corporation, Seagate Technology PLC and Barclays Bank PLC. Dr. Moyo holds an undergraduate degree and a Master’s degree in Business Administration from American University, a Master’s degree from Harvard University’s Kennedy School of Government and a Doctorate in Economics from Oxford University.

Barrick Board Details:

•       Director since April 27, 2011

Anthony Munk (56) Toronto, Ontario Canada

Mr. Munk has been a Senior Managing Director of Onex Corporation, a leading North American private equity firm, since 2013. Prior to 2013 he was a Managing Director of Onex Corporation. In his capacity with Onex Corporation, Mr. Munk has worked on numerous private equity transactions and served on the boards of a number of portfolio companies. Mr. Munk currently serves on the boards of JELD-WEN Holding, Inc., Jack’s Family Restaurants, Inc., Save-A-Lot, Clarivate Analytics and Cineplex Inc. Mr. Munk holds a Bachelor of Arts (Honours) degree from Queen’s University.

Barrick Board Details:

•       Director since December 10, 1996

Name (age) and municipality of residence	Principal occupations during past 5 years
J. Robert S. Prichard (68) Toronto, Ontario Canada

Mr. Prichard is Chairman of the Board of Bank of Montreal, a Canadian financial institution, a position he has held since March 2012. Since September 2010, Mr. Prichard has served as non-executive Chairman of Torys LLP, a Canadian law firm. He also serves as Chairman of Metrolinx, the regional transportation agency and operator for the Greater Toronto and Hamilton area. Mr. Prichard was formerly President and Chief Executive Officer of Metrolinx, President and Chief Executive Officer of Torstar Corporation, and President of the University of Toronto. Mr. Prichard is a trustee of The Hospital for Sick Children. Mr. Prichard is also a director of George Weston Limited and Onex Corporation. Mr. Prichard holds a Master’s degree in Business Administration from the University of Chicago and law degrees from the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada and a Fellow of Canada’s Institute of Corporate Directors.

Barrick Board Details:

•       Director since December 3, 2015

Steven J. Shapiro (64) Silverthorne, Colorado USA

Mr. Shapiro is a Corporate Director with more than 35 years of experience in the energy and mining business. He spent nine years in the coal and minerals business at ARCO, a producer of copper, molybdenum, uranium and coal, with by-products including gold and silver. Mr. Shapiro was President of ARCO Coal Australia, overseeing four operating mines with 1,100 employees. He was also Manager of Acquisitions for the Anaconda Company (a subsidiary of ARCO at the time) and the Vice President, Finance for ARCO’s coal and minerals division. Mr. Shapiro was formerly Executive Vice President, Finance and Corporate Development and a director of Burlington Resources, Inc., an oil and gas exploration and production company. He was also formerly Senior Vice President and a director of Vastar Resources, an oil and gas exploration and production company. Mr. Shapiro holds an undergraduate degree from Union College and a Master’s degree in Business Administration from Harvard University.

Barrick Board Details:

•       Director since September 1, 2004

Name (age) and municipality of residence	Principal occupations during past 5 years
John L. Thornton (63) Palm Beach, Florida USA

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance Corporation, an Asian Investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Co- Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. Mr. Thornton is also a director of Ford Motor Company. He retired in 2003 as President and a member of the board of The Goldman Sachs Group Inc. Mr. Thornton is a trustee, advisory board member or member of, the China Investment Corporation (CIC), The Hotchkiss School, McKinsey Advisory Council, Morehouse College, and the African Leadership Academy. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University and a Master’s degree from the Yale School of Management.

Barrick Board Details:

•       Executive Chairman since 2014 and Director since February 15, 2012

Name (age) and municipality of residence	Principal occupations during past 5 years
Ernie L. Thrasher (61) Latrobe, Pennsylvania USA

Mr. Thrasher is a seasoned veteran of the mining and resources industry with a career spanning five decades. He is the founder, Chief Executive Officer and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier and the largest exporter of U.S. origin coal to Asia, whose activities also include the financing and development of mining and related infrastructure projects in West Virginia and in the anthracite coalfield in Northeastern Pennsylvania.

Mr. Thrasher’s career in mining dates back to 1971, working for his family’s mining company for 10 years as a manual laborer, equipment operator, pit superintendent and ultimately in operations and mine planning. From 1981 to 1991, Mr. Thrasher worked at Primary Coal, Inc., where his responsibilities included coal procurement, inland transport, and logistics. Over the next 12 years, prior to founding Xcoal, Mr. Thrasher served as President of AMCI Export Corporation and Executive Vice-President, Marketing of AMCI International (both coal products suppliers) where, in addition to his role overseeing the commercial operations of the business, he was involved in mine planning and the development of AMCI’s mining operations in Australia and Mozambique.

Mr. Thrasher is a member of the Council on Foreign Relations (USA) and a director on the National Committee on United States-China Relations.

Barrick Board Details:

•       Director since April 30, 2014

Mr. Clow, a director of the Company, was a director of Campbell Resources Inc. (“Campbell Resources”) in 2005 when that company filed for protection under the Companies Creditors’ Arrangement Act (Canada) (the “CCAA”). Mr. Clow ceased to be a director of Campbell Resources on November 14, 2008, prior to Campbell Resources filing for protection from its creditors under the CCAA for a second time, on January 28, 2009.

Mr. Greenspun, a director of the Company, was a director of the Tribune Company, a privately-held company, when it filed for bankruptcy protection in December 2008. Mr. Greenspun ceased to be a director of the Tribune Company on December 21, 2012.

Mr. Shapiro, a director of the Company, was a director of Asia Resource Minerals plc (formerly Bumi plc) from 2011 to 2014. Trading on the LSE of the voting ordinary shares of Bumi plc (which changed its name to Asia Resource Minerals plc on December 17, 2013) was suspended by the United Kingdom Financial Conduct Authority (the “FCA”) from April 22, 2013 to July 22, 2013. Bumi plc voluntarily requested this temporary trading suspension pending clarification of the company’s financial position on the publication of its audited full year results for the year ended December 31, 2012. Trading in the voting ordinary shares of Bumi plc resumed on July 22, 2013, following the publication of its audited full year results for 2012 and discussions with the FCA.

Corporate Governance and Committees of the Board

Barrick’s current corporate governance policies and practices are consistent with the requirements of Canadian securities laws. Barrick’s policies and practices also take into account the rules of the Toronto Stock Exchange and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”), even though the majority of the NYSE Standards do not directly apply to Barrick as a Canadian company. The one significant difference between Barrick’s corporate governance practices and the NYSE Standards which are applicable to U.S. companies is summarized below:

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the Toronto Stock Exchange rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the Toronto Stock Exchange rules.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of G.A. Cisneros, B.L. Greenspun, N.H.O. Lockhart and D.F. Moyo.

Audit Committee

The Audit Committee is comprised of D.F. Moyo, S.J. Shapiro and E.L. Thrasher.

Compensation Committee

The Compensation Committee is comprised of G.A. Cisneros, J.B. Harvey, J.R.S. Prichard, S.J. Shapiro and E.L. Thrasher.

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of G.A. Doer, B.L. Greenspun, N.H.O. Lockhart and E.L. Thrasher.

Risk Committee

The Risk Committee is comprised of G.G. Clow, J.M. Evans, D.F. Moyo, A. Munk and J.R.S. Prichard.

International Advisory Board

The only member of the Board of Directors that also sits on the International Advisory Board is G.A. Cisneros.

Executive Officers of the Company

In addition to John L. Thornton and Kelvin P.M. Dushnisky, as set out above, the following are the executive officers of the Company as at March 20, 2017.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years

Mark Hill (52) Oakville, Ontario Canada	Chief Investment Officer	Chief Investment Officer; prior to September 2016, Partner and Head of Mining at Waterton Global Resource Management; prior to November 2012, Vice President, Evaluations at Barrick.

Robert Krcmarov (52) Toronto, Ontario Canada	Executive Vice President, Exploration and Growth	Executive Vice President, Exploration and Growth; prior to March 2016, Senior Vice President, Global Exploration.

Catherine Raw (35) Toronto, Ontario Canada	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Financial Officer; prior to March 2016, Executive Vice President, Business Performance; prior to May 2015, Member of the Natural Resources Team and Manager of gold, mining and natural resource funds including Co- Manager of BlackRock World Mining Trust and BGF World Mining Fund at BlackRock Inc.

Darian Rich (56) Mississauga, Ontario Canada	Executive Vice President, Talent Management	Executive Vice President, Talent Management; prior to July 2014, Senior Vice President, Human Resources; prior to July 2013, Vice President, Human Resources.

Kathy Sipos (48) Toronto, Ontario Canada	Chief of Staff	Chief of Staff; prior to September 2015, Senior Vice President, Business Process Integration; prior to January 2015, Vice President of Investor and Stakeholder Relations at Teranga Gold Corporation.

Kevin Thomson (60) Toronto, Ontario Canada	Senior Executive Vice President, Strategic Matters	Senior Executive Vice President, Strategic Matters; prior to October 2014, Senior Partner at Davies Ward Phillips & Vineberg LLP.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years

Richard Williams (50) Cambridge, Cambridgeshire United Kingdom	Chief Operating Officer	Chief Operating Officer; prior to August 2015, Chief of Staff; prior to February 2015, Senior Vice President and Chief of Staff; prior to October 2014, Chief Executive Officer of Afghan Gold and Minerals Company Limited.

AUDIT COMMITTEE

Audit Committee Mandate

A copy of the Audit Committee’s mandate is attached hereto as Schedule “A.”

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (D. Moyo, S.J. Shapiro and E.L. Thrasher). There were six meetings of the Audit Committee in 2016. All of the members of the Committee attended all of the meetings held in 2016.

Relevant Education and Experience

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities in that capacity. For more information about the members of Barrick’s Audit Committee, see “Directors and Officers of the Company - Directors of the Company.”

Dambisa F. Moyo	Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University. She has been a member of the audit committee of Seagate Technology since 2015 and of Chevron Corporation since 2016, and was formerly a member of the audit committee of Barclays Bank. Dr. Moyo brings extensive management experience to the Board of Directors as well as experience with internal controls and procedures for financial reporting.

Steven J. Shapiro	Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University. Mr. Shapiro was Chief Financial Officer of Burlington Resources, Inc. from 2000 to 2006 and Chief Financial Officer of Vastar Resources from 1994 to 2000. He was a member of the audit committee of Asia Resource Minerals plc from 2002 to 2014 and was a member of the audit committee of El Paso Corporation from 2006 to 2012. The Board of Directors benefits from Mr. Shapiro’s financial and accounting experience.

Ernie L. Thrasher	Mr. Thrasher is the founder, Chief Executive Officer and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier. He is the former President of AMCI Export Corporation and Executive Vice- President, Marketing of AMCI International (both coal products suppliers). Mr. Thrasher brings extensive management experience to the Board of Directors as well as experience with financial reporting.

Participation on Other Audit Committees

Members of the Audit Committee may not serve on more than two other public company audit committees without approval of the Board of Directors. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services (the “Pre-Approval Policy”) for the pre-approval of services performed by Barrick’s auditors. The objective of the Pre-Approval Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through their engagement for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of services and related fees for specific services. All services performed by Barrick’s auditor comply with the Pre-Approval Policy, and professional standards and securities regulations governing auditor independence.

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2016 and 2015 for professional services rendered to Barrick:

Fees[1]
(amount in millions)	2016	2015
Audit Fees[2]	$8.9	$8.6
Audit-related Fees[3]	0.5	0.8
Tax Fees[4]	0.8	0.7
All Other Fees[5]	Nil	0.1

Total	$10.2	$10.2

1	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission (SEC) definitions.
2	Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements and in connection with the Company’s statutory and regulatory filings. The increase in audit fees in 2016 compared to 2015 is primarily related to an increase in the number of mine site and statutory audits performed.
3	In 2016, audit-related fees primarily related to a number of projects including pre-implementation procedures on changes in Information Technology systems. In 2015, audit-related fees primarily related to a number of projects including procedures on asset dispositions ($0.3 million) and other transaction-related costs ($0.2 million).
4	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.
5	In 2015, other fees related to the provision of accounting technical information and training materials.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2016 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in the MD&A and Barrick’s 2016 Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s President and Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

The management of Barrick, at the direction of the Company’s President and Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company’s internal control over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2016, based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on management’s evaluation, Barrick’s President and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2016. For additional information as regards the effectiveness of internal control over financial reporting, see “Management’s Report on Internal Control over Financial Reporting” in Barrick’s 2016 Annual Report.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s President and Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2016 are included in Barrick’s 2016 Annual Report and its 2016 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound

All-in sustaining costs per ounce, all-in costs per ounce and cash costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of Barrick’s gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

All-in costs start with all-in sustaining costs and add additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

Cash costs start with Barrick’s cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general & administrative costs, mine site exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

The Company believes that its use of all-in sustaining costs, all-in costs and cash costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing Barrick’s operating performance and understanding Barrick’s ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes these measures are useful non-GAAP operating metrics and supplement Barrick’s IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

All-in sustaining costs, all-in costs and cash costs per ounce are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, Barrick has calculated these metrics on a co-product basis. The Company’s co-product metrics remove the impact of other metal sales that are produced as a by-product of its gold production from cost per ounce calculations, but do not reflect a reduction in costs for costs associated with other metal sales.

All-in sustaining costs per pound and C1 cash costs per pound are non-GAAP financial measures related to Barrick’s copper mine operations. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric, and Management uses this to better evaluate the costs of copper production. Barrick believes this change will enable investors to better understand the operating performance of its copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, mine site exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value. Barrick believes that C1 cash costs per pound enables investors to better understand the performance of its copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs.

Starting with the third quarter 2016 MD&A, the Company has presented this reconciliation for each of its reportable operating segments. The Company believes this additional information will assist analysts, investors and other stakeholders of Barrick in understanding the details of these non-GAAP metrics on a segment-by-segment basis.

Starting with the second quarter 2016 MD&A, the Company has condensed and simplified the reconciliation from cost of sales to “all-in sustaining costs,” “all-in costs” and “cash costs,” including on a per ounce basis for gold and per pound basis for copper, to present items on a fully consolidated basis and include non-controlling interest as a separate line. As part of this simplification, the Company has grouped several minor items into one line labeled “Other,” with further detail in the footnote to the reconciliation. The Company believes that these changes will assist analysts, investors and other stakeholders of Barrick to better understand how Barrick calculates these non-GAAP performance measures and simplify how they reconcile to Barrick’s financial statements. This change to the presentation of its reconciliation does not result in any change to the figures calculated, except as noted below for “all-in costs.”

Also starting with the second quarter 2016 MD&A, the Company has adjusted the amount included as “project exploration and evaluation costs and project costs” as part of its “all-in costs” measure to include all exploration and evaluation costs related to its advanced mining and business improvement projects and corporate development activities, where previously it did not. The impact of this adjustment for the three and twelve month periods ended December 31, 2016, was $22 per ounce and $17 per ounce, respectively

(2015: $27 per ounce and $30 per ounce, respectively). The Company believes this change will assist analysts, investors and other stakeholders of Barrick better understand all of the expenditures related to growing its business.

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31

	Footnote	2016	2015	2014	2016	2015

Cost of sales related to gold production		$4,979	$5,904	$5,893	$1,347	$1,575
Depreciation		(1,503)	(1,613)	(1,414)	(396)	(462)
By-product credits	1	(184)	(214)	(271)	(41)	(48)
Realized (gains)/losses on hedge and non-hedge derivatives	2	89	128	(94)	18	50
Non-recurring items	3	24	(210)	—	—	(149)
Other	4	(44)	25	26	(20)	7
Non-controlling interests (Pueblo Viejo and Acacia)	5	(358)	(394)	(379)	(91)	(78)

Cash costs		$3,003	$3,626	$3,761	$817	$895

General & administrative costs		256	233	385	39	52
Mine site exploration and evaluation costs	6	44	47	38	18	11
Mine site sustaining capital expenditures	7	944	1,359	1,638	298	303
Rehabilitation - accretion and amortization (operating sites)	8	59	145	135	18	26
Non-controlling interest, copper operations and other	9	(287)	(362)	(532)	(78)	(86)

All-in sustaining costs		$4,019	$5,048	$5,425	$1,112	$1,201

Project exploration and evaluation and project costs	6	193	308	354	64	75
Community relations costs not related to current operations		8	12	29	2	—
Project capital expenditures	7	175	133	596	51	(48)
Rehabilitation - accretion and amortization (non-operating sites)	8	11	12	11	4	3
Non-controlling interest and copper operations	9	(42)	(43)	(74)	(4)	(20)

All-in costs		$4,364	$5,470	$6,341	$1,229	$1,211

Ounces sold - equity basis (000s ounces)	10	5,503	6,083	6,284	1,519	1,636

Cost of sales per ounce	11,12	$798	$859	$842	$784	$848

Cash costs per ounce	12	$546	$596	$598	$540	$547
Cash costs per ounce (on a co-product basis)	12,13	$569	$619	$618	$557	$566

All-in sustaining costs per ounce	12	$730	$831	$864	$732	$733
All-in sustaining costs per ounce (on a co-product basis)	12,13	$753	$854	$884	$749	$752

All-in costs per ounce	12	$792	$900	$1,010	$809	$741
All-in costs per ounce (on a co-product basis)	12,13	$815	$923	$1,030	$826	$760

1	By-product credits

Revenues include the sale of by-products for the Company’s gold and copper mines for the three months ended December 31, 2016 of $41 million (2015: $34 million) and the year ended December 31, 2016 of $151 million (2015: $140 million; 2014: $183 million) and energy sales from the Monte Rio power plant at the Company’s Pueblo Viejo mine for the three months ended December 31, 2016 of $nil (2015: $14 million) and the year ended December 31, 2016, of $33 million (2015: $74 million; 2014: $88 million) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $14 million and $73 million for the three months and year ended December 31, 2016, respectively (2015: $40 million and $106 million, respectively; 2014: $86 million gains), and realized non-hedge losses of $4 million and $16 million for the three months and year ended December 31, 2016, respectively (2015: $10 million and $22 million, respectively; 2014: $8 million gains). Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the cyanide incident that occurred in 2015. These gains/costs are not indicative of the Company’s cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $5 million, respectively (2015: $2 million and $12 million, respectively; 2014: $16 million) and adding the cost of treatment and refining charges of $4 million and $16 million, respectively (2015: $4 million and $14 million, respectively; 2014: $11 million). 2016 includes the removal of cash costs associated with the Company’s Pierina mine, which is mining incidental ounces as it enters closure, of $24 million and $66 million, respectively.

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $127 million and $508 million, respectively, for the three months and year ended December 31, 2016 (2015: $188 million and $681 million, respectively; 2014: $602 million). Refer to Note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as mine site sustaining if it supports current mine operations and project if it relates to future projects.

7	Capital expenditures

Capital expenditures are related to the Company’s gold sites only and are presented on a 100% accrued basis. They are split between mine site sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo, Cortez Lower Zone and Lagunas Norte Refractory Ore Project.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of the Company’s gold operations and accretion on the rehabilitation provision of the Company’s gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by the Company’s copper sites and the non-controlling interest of the Company’s Acacia and Pueblo Viejo operating segment and Arturo. In 2016, figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the years ended December 31			For the three months ended December 31

Non-controlling interest, copper operations and other	2016	2015	2014	2016	2015

General & administrative costs	($36)	($53)	($86)	($5)	($5)
Mine site exploration and evaluation costs	(9)	(8)	(18)	(3)	(3)
Rehabilitation - accretion and amortization (operating sites)	(9)	(13)	(12)	(4)	(4)
Mine site sustaining capital expenditures	(233)	(288)	(416)	(66)	(74)

All-in sustaining costs total	($287)	($362)	($532)	($78)	($86)

Project exploration and evaluation and project costs	(12)	(11)	(43)	(4)	(9)
Project capital expenditures	(30)	(32)	(31)	—	(11)

All-in costs total	($42)	($43)	($74)	($4)	$20)

10	Ounces sold - equity basis

In 2016, figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

In 2016, figures remove the cost of sales impact of Pierina of $30 million and $82 million, respectively, for the three months and year ended December 31, 2016, as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of the Company’s gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended December 31			For the three months ended December 31

	2016	2015	2014	2016	2015

By-product credits	$184	$214	$271	$41	$48
Non-controlling interest	(53)	(62)	(80)	(13)	(14)

By-product credits (net of non-controlling interest)	$131	$152	$191	$28	$34

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)		For the three months ended December 31, 2016

	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

Cost of sales related to gold production		$235	$269	$144	$60	$173	$41	$195
Depreciation		(119)	(105)	(21)	(19)	(42)	(8)	(44)
By-product credits	1	—	—	(17)	(4)	(4)	—	(10)
Non-recurring items	2	—	—	—	—	—	—	—
Other	3	—	—	1	—	—	—	1
Non-controlling interests		—	—	(39)	—	—	—	(52)

Cash costs		$116	$164	$68	$37	$124	$33	$90

General & administrative costs		—	—	—	—	—	—	(1)
Mine site exploration and evaluation costs	4	6	1	—	—	1	—	1
Mine site sustaining capital expenditures	5	19	55	32	3	49	9	56
Rehabilitation - accretion and amortization (operating sites)	6	3	6	2	2	1	—	2
Non-controlling interests		—	(4)	(13)	—	—	—	(21)

All-in sustaining costs		$144	$222	$89	$42	$175	$42	$127

Project capital expenditures	5	33	—	—	1	—	—	—
Non-controlling interests		—	—	—	—	—	—	—

All-in costs		$177	$222	$89	$43	$175	$42	$127

Ounces sold - equity basis (000s ounces)		277	305	198	98	194	69	134

Cost of sales per ounce	7,8	$846	$880	$450	$612	$892	$595	$935

Cash costs per ounce	8	$418	$534	$341	$379	$642	$484	$679
Cash costs per ounce (on a co-product basis)	8,9	$418	$536	$471	$418	$716	$484	$713

All-in sustaining costs per ounce	8	$517	$734	$443	$436	$905	$610	$952
All-in sustaining costs per ounce (on a co-product basis)	8,9	$517	$736	$573	$475	$979	$610	$986

All-in costs per ounce	8	$637	$734	$443	$447	$905	$610	$953
All-in costs per ounce (on a co-product basis)	8,9	$637	$736	$573	$486	$979	$610	$987

($ millions, except per ounce information in dollars)		For the three months ended December 31, 2015

	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

Cost of sales related to gold production		$242	$251	$197	$81	$123	$35	$303
Depreciation		(122)	(73)	(55)	(37)	(29)	(6)	(44)
By-product credits	1	(1)	—	(26)	(4)	(4)	—	(9)
Non-recurring items	2	—	—	(38)	—	(2)	—	(109)
Other	3	—	—	3	—	—	—	4
Non-controlling interests		—	—	(27)	—	—	—	(51)

($ millions, except per ounce information in dollars)		For the three months ended December 31, 2015

	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

Cash costs		$119	$178	$54	$40	$88	$29	$94

General & administrative costs		—	—	—	—	—	—	9
Mine site exploration and evaluation costs	4	1	2	1	1	—	—	—
Mine site sustaining capital expenditures	5	15	16	19	17	55	9	43
Rehabilitation - accretion and amortization (operating sites)	6	4	3	7	2	1	—	2
Non-controlling interests		—	—	(11)	—	—	—	(20)

All-in sustaining costs		$139	$199	$70	$60	$144	$38	$128

Project capital expenditures	5	5	24	—	—	—	—	—
Non-controlling interests		—	(9)	—	—	—	—	—

All-in costs		$144	$214	$70	$60	$144	$38	$128

Ounces sold - equity basis (000s ounces)		344	345	141	118	156	51	127

Cost of sales per ounce	7,8	$703	$727	$849	$690	$785	$685	$1,526

Cash costs per ounce	8	$348	$514	$383	$337	$556	$571	$728
Cash costs per ounce (on a co-product basis)	8,9	$348	$516	$505	$370	$594	$571	$756

All-in sustaining costs per ounce	8	$406	$581	$496	$506	$915	$735	$1,004
All-in costs per ounce (on a co-product basis)	8,9	$406	$583	$618	$539	$953	$735	$1,032

All-in costs per ounce	8	$419	$623	$496	$506	$915	$735	$1,005
All-in costs per ounce (on a co-product basis)	8,9	$419	$625	$618	$539	$953	$735	$1,033

($ millions, except per ounce information in dollars)		For the year ended December 31, 2016

	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

Cost of sales related to gold production		$955	$940	$644	$276	$464	$155	$719
Depreciation		(499)	(307)	(147)	(96)	(118)	(27)	(166)
By-product credits	1	—	(1)	(90)	(17)	(27)	—	(39)
Non-recurring items	2	—	—	34	—	(10)	—	—
Other	3	—	—	5	—	—	—	8
Non-controlling interests		—	—	(170)	—	—	—	(188)

Cash costs		$456	$632	$276	$163	$309	$128	$334

General & administrative costs		—	—	—	—	—	—	55
Mine site exploration and evaluation costs	4	6	4	—	2	1	—	3
Mine site sustaining capital expenditures	5	75	142	101	51	95	32	190
Rehabilitation - accretion and amortization (operating sites)	6	12	14	10	8	4	1	6
Non-controlling interests		—	(4)	(44)	—	—	—	(88)

All-in sustaining costs		$549	$788	$343	$224	$409	$161	$500

Project capital expenditures	5	67	74	—	5	—	—	1
Non-controlling interests		—	(30)	—	—	—	—	—

All-in costs		$616	$832	$343	$229	$409	$161	$501

Ounces sold - equity basis (000s ounces)		1,059	1,103	700	425	532	257	522

($ millions, except per ounce information in dollars)		For the year ended December 31, 2016

	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

Cost of sales per ounce	7,8	$901	$852	$564	$651	$872	$603	$880

Cash costs per ounce	8	$430	$572	$395	$383	$582	$498	$640
Cash costs per ounce (on a co-product basis)	8,9	$430	$573	$473	$423	$632	$498	$677

All-in sustaining costs per ounce	8	$518	$714	$490	$529	$769	$625	$958
All-in sustaining costs per ounce (on a co-product basis)	8,9	$518	$715	$568	$569	$819	$625	$995

All-in costs per ounce	8	$581	$754	$490	$540	$769	$625	$960
All-in costs per ounce (on a co-product basis)	8,9	$581	$755	$568	$580	$819	$625	$997

($ millions, except per ounce information in dollars)		For the year ended December 31, 2015

	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

Cost of sales related to gold production		$826	$722	$904	$378	$499	$141	$837
Depreciation		(343)	(192)	(277)	(169)	(108)	(23)	(143)
By-product credits	1	(1)	(1)	(120)	(18)	(22)	—	(36)
Non-recurring items	2	(5)	(7)	(47)	(5)	(21)	(1)	(109)
Other	3	—	—	13	—	—	—	8
Non-controlling interests		—	—	(194)	—	—	—	(200)

Cash costs		$477	$522	$279	$186	$348	$117	$357

General & administrative costs		—	—	—	—	—	—	42
Mine site exploration and evaluation costs	4	2	10	1	3	2	—	2
Mine site sustaining capital expenditures	5	101	110	102	67	242	32	178
Rehabilitation - accretion and amortization (operating sites)	6	12	15	25	32	4	1	9
Non-controlling interests		—	—	(51)	—	—	—	(75)

All-in sustaining costs		$592	$657	$356	$288	$596	$150	$513

Project capital expenditures	5	47	112	—	—	—	—	(1)
Non-controlling interests		—	(31)	—	—	—	—	—

All-in costs		$639	$738	$356	$288	$596	$150	$512

Ounces sold - equity basis (000s ounces)		982	999	597	565	629	202	461

Cost of sales per ounce	7,8	$841	$723	$881	$669	$792	$697	$1,161

Cash costs per ounce	8	$486	$522	$467	$329	$552	$581	$772
Cash costs per ounce (on a co-product basis)	8,9	$487	$523	$595	$361	$587	$581	$810

All-in sustaining costs per ounce	8	$603	$658	$597	$509	$946	$742	$1,112
All-in sustaining costs per ounce (on a co-product basis)	8,9	$604	$659	$725	$541	$981	$742	$1,150

All-in costs per ounce	8	$650	$738	$597	$509	$946	$742	$1,111
All-in costs per ounce (on a co-product basis)	8,9	$651	$739	$725	$541	$981	$742	$1,149

($ millions, except per ounce information in dollars)		For the year ended December 31, 2014

	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

Cost of sales related to gold production		$687	$651	$885	$335	$554	$111	$693
Depreciation		(255)	(132)	(243)	(92)	(116)	(17)	(129)
By-product credits	1	(1)	(1)	(163)	(14)	(28)	—	(45)
Non-recurring items	2	—	—	—	—	—	—	—
Other	3	—	—	16	—	—	—	(8)
Non-controlling interests		—	—	(197)	—	—	—	(182

Cash costs		$431	$518	$298	$229	$410	$94	$329

General & administrative costs		—	—	—	—	—	—	44
Mine site exploration and evaluation costs	4	1	2	—	1	3	—	1
Mine site sustaining capital expenditures	5	170	245	134	81	173	30	195
Rehabilitation - accretion and amortization (operating sites)	6	9	10	23	17	4	1	8
Non-controlling interests		—	—	(62)	—	—	—	(80)

All-in sustaining costs		$611	$775	$393	$328	$590	$125	$497

Project capital expenditures	5	19	300	—	—	—	—	56
Non-controlling interests		—	(5)	—	—	—	—	(17)

All-in costs		$630	$1,070	$393	$328	$590	$125	$536

Ounces sold - equity basis (000s ounces)		865	908	667	604	724	200	450

Cost of sales per ounce	7,8	$794	$718	$786	$555	$764	$559	$985

Cash costs per ounce	8	$498	$571	$446	$379	$566	$473	$732
Cash costs per ounce (on a co-product basis)	8,9	$499	$572	$521	$403	$604	$473	$786

All-in sustaining costs per ounce	8	$706	$854	$588	$543	$815	$628	$1,105
All-in sustaining costs per ounce (on a co-product basis)	8,9	$707	$855	$663	$567	$853	$628	$1,159

All-in costs per ounce	8	$728	$1,179	$588	$543	$815	$628	$1,190
All-in costs per ounce (on a co-product basis)	8,9	$729	$1,180	$663	$567	$853	$628	$1,244

1	By-product credits

Revenues include the sale of by-products for the Company’s gold mines and energy sales from the Monte Rio power plant at the Company’s Pueblo Viejo mine for the three months and year ended December 31, 2016, of $nil and $33 million, respectively (2015: $14 million and $74 million, respectively; 2014: $88 million).

2	Non-recurring items

Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the cyanide incident that occurred in 2015. These gains/costs are not indicative of the Company’s cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $5 million, respectively (2015: $2 million and $12 million, respectively; 2014: $16 million) and adding the cost of treatment and refining charges of $2 million and $9 million, respectively (2015: $3 million and $8 million, respectively; 2014: $7 million).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as mine site sustaining if it supports current mine operations and project if it relates to future projects.

5	Capital expenditures

Capital expenditures are related to the Company’s gold sites only and are presented on a 100% accrued basis. They are split between mine site sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo, Cortez Lower Zone and Lagunas Norte Refractory Ore Project.

6	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of the Company’s gold operations and accretion on the rehabilitation provision of the Company’s gold operations, split between operating and non-operating sites.

7	Cost of sales per ounce

Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of the Company’s gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended December 31, 2016

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

By-product credits	$—	$—	$17	$4	$7	$—	$10
Non-controlling interest	—	—	(9)	—	—	—	(4)

By-product credits (net of non-controlling interest)	$—	$—	$8	$4	$7	$—	$6

	For the three months ended December 31, 2015

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

By-product credits	$1	$—	$26	$4	$4	$—	$9
Non-controlling interest	—	—	(10)	—	—	—	(3)

By-product credits (net of non-controlling interest)	$1	$—	$16	$4	$4	$—	$6

	For the year ended December 31, 2016

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

By-product credits	$—	$1	$90	$17	$27	$—	$39
Non-controlling interest	—	—	(39)	—	—	—	(14)

By-product credits (net of non-controlling interest)	$—	$1	$51	$17	$27	$—	$25

	For the year ended December 31, 2015

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

By-product credits	$1	$1	$120	$18	$22	$—	$36
Non-controlling interest	—	—	(49)	—	—	—	(13)

By-product credits (net of non-controlling interest)	$1	$1	$71	$18	$22	$—	$23

	For the year ended December 31, 2014

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

By-product credits	$1	$1	$163	$14	$28	$—	$45
Non-controlling interest	—	—	(64)	—	—	—	(16)

By-product credits (net of non-controlling interest)	$1	$1	$99	$14	$28	$—	$29

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31

	2016	2015	2014	2016	2015

Cost of sales	$319	$814	$954	$84	$116
Depreciation/amortization[1]	(45)	(104)	(171)	(15)	(23)
Treatment and refinement charges	161	178	120	41	49
Cash cost of sales applicable to equity method investments[2]	209	23	—	55	23
Less: royalties	(41)	(101)	(39)	(9)	(16)
Non-routine charges	—	—	(1)	—	—
Other metal sales	—	(1)	(1)	—	—
Other	—	72	(27)	—	72

C1 cash cost of sales	$603	$881	$835	$156	$221

General & administrative costs	14	21	40	3	4
Rehabilitation - accretion and amortization	7	6	8	2	—
Royalties	41	101	39	9	16
Mine site exploration and evaluation costs	—	—	1	—	—
Mine site sustaining capital expenditures	169	177	294	48	44
Inventory write-downs	—	—	1	—	—

All-in sustaining costs	$834	$1,186	$1,218	$218	$285

Pounds sold - consolidated basis (millions pounds)	405	510	435	107	132

Cost of sales per pound[3,4]	$1.43	$1.65	$2.19	$1.45	$1.09

C1 cash cost per pound[3]	$1.49	$1.73	$1.92	$1.47	$1.66

All-in sustaining costs per pound[3]	$2.05	$2.33	$2.79	$2.04	$2.15

1	For the year ended December 31, 2016, depreciation excludes $50 million (2015: $6 million; 2014: $nil) of depreciation applicable to equity method investments.
2	For the year ended December 31, 2016, figures include $177 million (2015: $23 million; 2014: $nil) of cash costs related to the Company’s 50% share of Zaldívar due to the divestment of 50% of the Company’s interest in the mine on December 1, 2015, as well as $32 million (2015: $nil; 2014: $nil) of cash costs related to the Company’s 50% share of Jabal Sayid due to the divestment of 50% of the Company’s interest in the mine on December 4, 2014 and subsequent accounting as equity method investments.
3	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
4	Cost of sales related to copper per pound is calculated using cost of sales including the Company’s proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including the Company’s proportionate share of copper pounds from the Company’s equity method investments).

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	unrealized gains and losses on non-hedge derivative contracts;

•	unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•	sales attributable to ore purchase arrangements;

•	treatment and refining charges; and

•	export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to better understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick also excludes export duties that are paid upon sale and netted against revenues, as well as treatment and refining charges that are paid to refiners on gold and copper concentrate sales that are netted against revenues. The Company believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess Barrick’s gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of Barrick’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the years ended December 31

($ millions, except per ounce/pound information in dollars)		Gold			Copper
	2016	2015	2014	2016	2015	2014
Sales	$7,908	$7,813	$8,744	$466	$1,002	$1,224
Sales applicable to non-controlling interests	(948)	(826)	(851)	—	—	—
Sales applicable to equity method investments[1]	—	—	—	299	26	—
Realized non-hedge gold/copper derivative (losses) gains	(2)	—	1	—	—	(11)
Sales applicable to Pierina[2]	(112)	—	—	—	—	—
Treatment and refinement charges	16	14	11	161	178	120
Export duties	2	34	48	—	—	—
Other[3]	—	—	—	—	—	(17)

Revenues - as adjusted	$6,864	$7,035	$7,953	$926	$1,206	$1,316

Ounces/pounds sold (000s ounces/millions pounds)[2]	5,503	6,083	6,284	405	510	435

Realized gold/copper price per ounce/pound[4]	$1,248	$1,157	$1,265	$2.29	$2.37	$3.03

1	Represents sales of $259 million for the year ended December 31, 2016 (2015: $26 million; 2014: $nil) applicable to the Company’s 50% equity method investment in Zaldívar effective December 1, 2015 as well as $40 million (2015: $nil; 2014: $nil) applicable to the Company’s 50% equity method investment in Jabal Sayid effective December 3, 2014 and subsequent accounting as equity method investments.
2	2016 figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
3	Revenue related to copper cathode purchases made in the second quarter of 2014.
4	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	acquisition/disposition gains/losses;

•	foreign currency translation gains/losses;

•	significant tax adjustments;

•	unrealized gains/losses on non-hedge derivative instruments; and

•	tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate Barrick’s underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of Barrick’s performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of Barrick’s core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, Barrick uses this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items the Company adjusts for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of Barrick’s core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of Barrick’s business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Starting with the second quarter 2016 MD&A, Barrick has amended the reconciliation from net earnings to adjusted net earnings to present the adjusting items on a pre-tax and fully consolidated basis and including the tax effect and non-controlling interest as a separate line. The Company believes that this change will assist analysts, investors and other stakeholders of Barrick to better understand how it calculates this non-GAAP performance measure and simplify how it reconciles to the Company’s financial statements. This change to the presentation of the Company’s reconciliation does not result in any change to the final calculation of adjusted net earnings.

($ millions, except per share amounts in dollars)	For the years ended December 31

	2016	2015	2014	2016	2015

Net earnings (loss) attributable to equity holders of the Company	$655	$(2,838)	$(2,907)	$425	$(2,622)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	(250)	3,897	4,106	(304)	3,405
Acquisition/disposition (gains)/losses	42	(187)	(50)	7	(107)
Foreign currency translation (gains)/losses	199	120	132	18	132
Significant tax adjustments[1]	43	134	(3)	(16)	95
Other expense adjustments[2]	114	135	119	39	40
Unrealized gains on non-hedge derivative instruments	(32)	11	181	(9)	4
Tax effect and non-controlling interest	47	(928)	(785)	95	(856)

Adjusted net earnings	$818	$344	$793	$255	$91

Net earnings (loss) per share[3]	0.56	(2.44)	(2.50)	0.36	(2.25)
Adjusted net earnings per share[3]	0.70	0.30	0.68	0.22	0.08

1	Significant tax adjustments for the current year primarily relate to a tax provision booked by Acacia in Q1 2016.
2	Other expense adjustments for the current year relate to losses on debt extinguishment, the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at the Company’s closed mines and a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo.
3	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the auditor of the Company, has advised the Company that it is independent of Barrick Gold Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 17, 2017. As well, additional financial information is provided in the Company’s 2016 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2016 (as prepared under IFRS), each of which is available electronically from SEDAR (www.sedar.com) and from EDGAR (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE “A” AUDIT COMMITTEE MANDATE

Purpose

1. The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (v) the external auditor’s qualifications and independence; and (vi) the performance of the internal audit function and the external auditor.

2. The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditor is responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3. The Committee’s responsibilities shall include:

External Auditors

(a)	retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditor that it is ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)	obtaining and reviewing an annual report prepared by the external auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)	evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditor’s independence) all relationships between the external auditor and the Company, including obtaining and reviewing an annual report prepared by the external auditor describing all relationships between the external auditor and the Company;

(e)	approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditor prior to the commencement of the engagement;

(f)	reviewing with the external auditor the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditor;

Financial Reporting

(h)	reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(i)	reviewing and discussing with the external auditor the results of its reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditor’s activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)	reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(k)	reviewing and discussing with management and the external auditor the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as types of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)	reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assessing the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)	reviewing and discussing with management, the external auditor and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)	discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)	reviewing and discussing with management, the external auditor and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;

Other

(u)	meeting separately, periodically, with each of management, the head of internal audit and the external auditor;

(v)	reporting regularly to the Board and, where appropriate, making recommendations to management of the Company and/or to the Board;

(w)	liaising with the Risk Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(x)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance & Nominating Committee of the Board on an annual basis; and

(y)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate.

Responsibilities of the Committee Chair

4. The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities include:

(a)	working with the Executive Chairman and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	liaising with the Chair of the Risk Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5. The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditor and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6. The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7. All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8. Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”1. At least one member of the Committee shall be an “audit committee financial expert,” as defined in the applicable rules and authorities and/or stock exchanges.

9. If a Committee member simultaneously serves on the audit committee of more than two other public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10. The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditor or the head of internal audit.

11. The time and place of the meetings of the Committee, the calling of meetings and the procedure at such meetings shall be determined by the Chair of the Committee unless otherwise determined by the bylaws of the Company or by resolution of the Board, provided that all matters put forward for approval by the Committee shall be determined by majority vote.

[1]	For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.